AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1998
                                                        REGISTRATION NO. 333-___
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                          WEBSTER FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                  6712                       06-1187536
          (State of           (Primary Standard             (I.R.S. Employer
       Incorporation)            Industrial                Identification No.)
                          Classification Code Number)

                              --------------------

                                  WEBSTER PLAZA
                          WATERBURY, CONNECTICUT 06702
                                 (203) 753-2921

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              --------------------

                                 JOHN V. BRENNAN
                            EXECUTIVE VICE PRESIDENT,
                      CHIEF FINANCIAL OFFICER AND TREASURER
                          WEBSTER FINANCIAL CORPORATION
                                  WEBSTER PLAZA
                          WATERBURY, CONNECTICUT 06702
                                 (203) 578-2335
            (Name, address, including zip code, and telephone number,
             including area code, of registrant's agent for service)

                              --------------------

                                   COPIES TO:

                CRAIG M. WASSERMAN                    WILLIAM S. RUBENSTEIN
          WACHTELL, LIPTON, ROSEN & KATZ         SKADDEN, ARPS, SLATE, MEAGHER &
               51 WEST 52ND STREET                          FLOM LLP
             NEW YORK, NEW YORK 10019                    919 THIRD AVENUE
                  (212) 403-1000                     NEW YORK, NEW YORK 10022
                                                         (212) 735-3000




Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

                              --------------------


If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|


================================================================================



                                     CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------

                                                    PROPOSED MAXIMUM      PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF         AMOUNT TO BE   OFFERING PRICE PER    AGGREGATE OFFERING     AMOUNT OF REGIS-
 SECURITIES TO BE REGISTERED(1)    REGISTERED(2)        SHARE(3)              PRICE(3)           TRATION FEE (4)
-------------------------------------------------------------------------------------------------------------------

Common Stock....................    5,880,000          $52.53              $367,710,000             $36,457
-------------------------------------------------------------------------------------------------------------------

(1) Also includes associated Rights to purchase shares of the Registrant's Series C Participating Preferred Stock, which Rights are not currently separable from shares of Common Stock and are not currently exercisable. See "DESCRIPTION OF WEBSTER CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS."

(2)  Based  upon  the  maximum   number  of  shares  that  may  be  issued  upon
     consummation of the merger described herein, and upon exercise of securities exercisable for shares of common stock, par value $0.01 per share, of Webster Financial Corporation ("Webster Common Stock").

(3) Pursuant to Rule 457(f) of the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price is based upon the average of the high and the low sale prices of the common stock, par value $0.01 per share, of Eagle Financial Corp. on the NASDAQ National Market on February 9, 1998 and the number of shares of Webster Financial Corporation Common Stock being registered.

(4) In accordance with Rule 457(b) of the Securities Act of 1933, as amended (the "Securities Act"), the filing fee of $74,970 paid pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder at the time of the filing of the Joint Proxy Statement/Prospectus contained in this Registration Statement as preliminary proxy materials of Webster Financial Corporation and Eagle Financial Corp. has been credited to offset the $111,427 registration fee that would otherwise be payable.

                              --------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

WEBSTER FINANCIAL CORPORATION
WEBSTER PLAZA
WATERBURY, CONNECTICUT 06702

                                                              FEBRUARY 11, 1998

TO THE STOCKHOLDERS OF
WEBSTER FINANCIAL CORPORATION:


     You are cordially invited to attend a special meeting of stockholders (the "Special Meeting") of Webster Financial Corporation ("Webster") to be held on April 2, 1998, at 2:00 p.m. at the Sheraton Four Points Hotel, 3580 East Main Street, Waterbury, Connecticut 06705.

     As described in the enclosed Joint Proxy Statement/Prospectus, at the Special Meeting you will be asked to approve the Agreement and Plan of Merger, dated as of October 26, 1997 (the "Merger Agreement"), by and between Webster and Eagle Financial Corp. ("Eagle") and the merger (the "Merger") provided for therein. Pursuant to the Merger, Eagle will merge with and into Webster, with Webster as the surviving corporation. In addition, you will be asked to approve, in a separate vote, an amendment to the Restated Certificate of Incorporation of Webster to increase the number of authorized shares of Webster common stock from 30 million to 50 million (the "Certificate Amendment"). Approval of the Certificate Amendment is not a condition to Webster's or to Eagle's obligation to consummate the Merger.

     The Merger -- which is expected to positively impact Webster's earnings per share beginning in the first year -- will enable Webster to provide customers with greater convenience and access to banking services and will create a combined institution with assets of $8.8 billion, deposits of $5.6 billion, shareholders' equity of $481 million and more than 110 branches and 130 ATMs.

     Upon consummation of the Merger, each outstanding share of Eagle common stock (other than certain shares held by Webster, Eagle or their subsidiaries) will be converted into the right to receive 0.84 shares of Webster common stock, subject to adjustment under certain circumstances, plus cash to be paid in lieu of fractional shares. The exchange of Eagle common stock for Webster common stock is intended to qualify as tax free to Webster, Eagle and holders of Eagle common stock for federal income tax purposes.

     Each share of Webster common stock will entitle its holder to one vote at the Special Meeting. Consummation of the Merger is subject to certain conditions, including approval of the Merger Agreement by the holders of at least a majority of the issued and outstanding shares of Webster and Eagle common stock and the receipt of certain regulatory approvals.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), financial advisor to Webster in connection with the Merger, has delivered its opinion to the Board of Directors of Webster that the exchange ratio in the Merger is fair from a financial point of view to Webster. Merrill Lynch's opinion is reproduced in full as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE CERTIFICATE AMENDMENT AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THESE MATTERS.

     THE REQUIRED PERCENTAGE VOTE OF THE WEBSTER STOCKHOLDERS WITH RESPECT TO THE MERGER AGREEMENT AND THE AMENDMENT IS BASED UPON THE TOTAL NUMBER OF
OUTSTANDING SHARES OF WEBSTER COMMON STOCK AND NOT UPON THE NUMBER OF SHARES ACTUALLY VOTED. FAILURE TO SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE SPECIAL MEETING OR ABSTENTION FROM VOTING BY A STOCKHOLDER WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THESE MATTERS.

     You are urged to read carefully the Joint Proxy Statement/Prospectus, which describes the Certificate Amendment and the terms of the Merger. A copy of the Merger Agreement (including each of the exhibits thereto) and the other documents described in the accompanying Joint Proxy Statement/

Prospectus will be provided without charge upon oral or written request to John Benjamin, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2213. IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND THE CERTIFICATE AMENDMENT.


                                        Sincerely,



                                        /s/ James C. Smith
                                        ----------------------------------------
                                        JAMES C. SMITH
                                        Chairman and Chief Executive Officer

                         WEBSTER FINANCIAL CORPORATION
                                 WEBSTER PLAZA
                         WATERBURY, CONNECTICUT 06702
                              ------------------
                         NOTICE OF SPECIAL MEETING OF
                          STOCKHOLDERS TO BE HELD ON
                                  APRIL 2, 1998
                              ------------------

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of Webster Financial Corporation ("Webster") will be held on April 2, 1998, at 2:00 p.m. at the Sheraton Four Points Hotel, 3580 East Main Street, Waterbury, Connecticut 06705, for the following purposes:

       1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 26, 1997 (the "Merger Agreement"), by and between Webster and Eagle Financial Corp. ("Eagle") and the merger of Eagle with and into Webster (the "Merger") provided for therein. The Merger is more fully described in the accompanying Joint Proxy Statement/Prospectus. In the Merger, each outstanding share of Eagle common stock (other than certain shares held by Webster, Eagle or their subsidiaries) will be converted into the right to receive 0.84 shares of Webster common stock (subject to adjustment in certain instances), plus cash to be paid in lieu of fractional shares;

       2. To consider and vote upon a proposal to approve and adopt the amendment to the Restated Certificate of Incorporation of Webster to increase the number of authorized shares of Webster common stock from 30 million to 50 million; and

       3. To transact such other business as may properly come before the Special Meeting, or any adjournments or postponements thereof, including, without limitation, a motion to adjourn the Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement and the Merger.

     The Board of Directors of Webster has fixed the close of business on February 11, 1998 as the record date for the determination of holders of Webster entitled to notice of and to vote at the Special Meeting. Only holders of record of Webster common stock at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.


                                        By Order of the Board of Directors




                                        /s/ James C. Smith
                                        ----------------------------------------
                                        JAMES C. SMITH
                                        Chairman and Chief Executive Officer

Waterbury, Connecticut
February 11, 1998




     WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOUR PROXY MAY BE REVOKED IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

EAGLE FINANCIAL CORP.
222 MAIN STREET
BRISTOL, CONNECTICUT 06010

                                                              FEBRUARY 11, 1998

TO THE STOCKHOLDERS OF
EAGLE FINANCIAL CORP.:


     You are cordially invited to attend a special meeting of stockholders (the "Special Meeting") of Eagle Financial Corp. ("Eagle") to be held on April 2, 1998, at 10 a.m. at Cornucopia Banquet Hall, 371 Pinewoods Road, Torrington, Connecticut 06790.

     As described in the enclosed Joint Proxy Statement/Prospectus, at the Special Meeting you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 26, 1997 (the "Merger Agreement"), by and between Webster Financial Corporation, a Delaware corporation ("Webster"), and Eagle, and the merger (the "Merger") provided for by the Merger Agreement. Pursuant to the Merger Agreement, Eagle will merge with and into Webster with Webster as the surviving corporation.

     The Merger -- which is expected to positively impact Webster's earnings per share beginning in the first year -- will enable Webster to provide customers with greater convenience and access to banking services and will create a combined institution with assets of $8.8 billion, deposits of $5.6 billion, shareholders' equity of $481 million and more than 110 branches and 130 ATMs.

     Upon consummation of the Merger, each outstanding share of Eagle common stock (other than certain shares held by Eagle, Webster or their respective subsidiaries) will be converted into the right to receive 0.84 shares of Webster common stock, subject to adjustment under certain circumstances, plus cash to be paid in lieu of fractional shares. The exchange of Eagle common stock for Webster common stock is intended to qualify as tax free to Webster, Eagle and holders of Eagle common stock for federal income tax purposes.

     Each share of Eagle common stock will entitle its holder to one vote at the Special Meeting. Consummation of the Merger is subject to certain conditions, including approval of the Merger Agreement by the holders of at least a majority of the issued and outstanding shares of Eagle and Webster common stock and the receipt of certain regulatory approvals.

     Sandler O'Neill & Partners, L.P., financial advisor to Eagle in connection with the Merger, has delivered its opinion to the Board of Directors of Eagle that the exchange ratio in the Merger is fair from a financial point of view to the holders of Eagle common stock. Sandler O'Neill's opinion is reproduced in full as Appendix B to the accompanying Joint Proxy Statement/Prospectus.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     THE REQUIRED PERCENTAGE VOTE OF EAGLE STOCKHOLDERS WITH RESPECT TO THE MERGER AGREEMENT IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF EAGLE COMMON STOCK AND NOT UPON THE NUMBER OF SHARES ACTUALLY VOTED. FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE SPECIAL MEETING OR ABSTENTION FROM VOTING BY A STOCKHOLDER WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE MERGER AGREEMENT AND THE MERGER.

     You are urged to carefully read the Joint Proxy Statement/Prospectus, which describes the terms of the Merger. A copy of the Merger Agreement (including each of the exhibits thereto) and the other documents described in the accompanying Joint Proxy Statement/Prospectus will be provided without charge upon oral or written request to Mark J. Blum, Eagle Financial Corp., 222 Main Street, Bristol,

Connecticut 06010, telephone (860) 314-6400. IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT.


                                        Sincerely,



                                        /s/ Robert J. Britton
                                        ----------------------------------------
                                        ROBERT J. BRITTON
                                        President and Chief Executive Officer

                              EAGLE FINANCIAL CORP.
                                 222 MAIN STREET
                           BRISTOL, CONNECTICUT 06010
                               ------------------
                          NOTICE OF SPECIAL MEETING OF
                           STOCKHOLDERS TO BE HELD ON
                                  APRIL 2, 1998
                               ------------------

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of Eagle Financial Corp. ("Eagle") will be held on April 2, 1998, at 10:00 a.m. at Cornucopia Banquet Hall, 371 Pinewoods Road, Torrington, Connecticut 06790, for the following purposes:

       1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 26, 1997 (the "Merger Agreement"), by and between Webster Financial Corporation ("Webster") and Eagle and the merger of Eagle with and into Webster (the "Merger") provided for therein. The Merger is more fully described in the accompanying Joint Proxy Statement/Prospectus. In the Merger, each outstanding share of Eagle common stock (other than certain shares held by Webster, Eagle or their subsidiaries) will be converted into the right to receive 0.84 shares of Webster common stock (subject to adjustment in certain instances), plus cash to be paid in lieu of fractional shares; and

       2. To transact such other business as may properly come before the Special Meeting, or any adjournments or postponements thereof, including, without limitation, a motion to adjourn the Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement and the Merger.

     The Board of Directors of Eagle has fixed the close of business on February 11, 1998 as the record date for the determination of holders of Eagle common stock entitled to notice of and to vote at the Special Meeting. Only holders of record of Eagle common stock at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.


                                        By Order of the Board of Directors



                                        /s/ Robert J. Britton
                                        ----------------------------------------
                                        ROBERT J. BRITTON
                                        President and Chief Executive Officer


Bristol, Connecticut
February 11, 1998



     WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOUR PROXY MAY BE REVOKED IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

    WEBSTER FINANCIAL CORPORATION                      EAGLE FINANCIAL CORP.
          Webster Plaza                                   222 Main Street
    Waterbury, Connecticut 06702                     Bristol, Connecticut 06010


                         WEBSTER FINANCIAL CORPORATION
                             EAGLE FINANCIAL CORP.
                             JOINT PROXY STATEMENT

                              ------------------
                         WEBSTER FINANCIAL CORPORATION
                                  PROSPECTUS
                              ------------------

     This Joint Proxy Statement/Prospectus is being furnished to holders (the "Eagle Stockholders") of the common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Eagle Common Stock") of Eagle Financial Corp. ("Eagle") as of February 11, 1998 (the "Record Date"); it relates to the special meeting of Eagle Stockholders to be held on April 2, 1998, at 10:00 a.m. at Cornucopia Banquet Hall, Torrington, Connecticut, and to any adjournments or postponements thereof (the "Eagle Special Meeting"). This Joint Proxy Statement/Prospectus is first being mailed to Eagle Stockholders on or about February 13, 1998.

     This Joint Proxy Statement/Prospectus is additionally being furnished to holders (the "Webster Stockholders") of the common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Webster Common Stock") of Webster Financial Corporation ("Webster") as of the Record Date; it relates to the special meeting of Webster Stockholders to be held on April 2, 1998, at 2:00 p.m. at the Sheraton Four Points Hotel, Waterbury, Connecticut, and to any adjournments or postponements thereof (the "Webster Special Meeting" and, together with the Eagle Special Meeting, the "Special Meetings"). This Joint Proxy Statement/Prospectus is first being mailed to Webster Stockholders on or about February 13, 1998.

     At each of the Special Meetings, the principal item of business will be to consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of October 26, 1997, by and between Webster and Eagle (the "Merger Agreement"), and the merger of Eagle with and into Webster provided for therein (the "Merger"). In addition, at the Webster Special Meeting the Webster Stockholders will be asked to approve, in a separate vote, an amendment to the Restated Certificate of Incorporation of Webster that would increase the maximum number of authorized shares of Webster Common Stock from 30 million to 50 million (the "Certificate Amendment"). Approval of the Certificate Amendment is not a condition to Webster's or to Eagle's obligation to consummate the Merger.

     As part of the Merger and except as described herein, each issued and outstanding share of Eagle Common Stock (excluding shares held by Eagle or Webster or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into the right to receive 0.84 shares of Webster Common Stock (the "Exchange Ratio"). Cash will be paid in lieu of fractional shares. Because the market price of Webster Common Stock is subject to fluctuation and the Exchange Ratio in the Merger is fixed, the value of the shares of Webster Common Stock that Eagle Stockholders will receive in the Merger may materially increase or decrease prior to the Merger. The last sale price of Webster Common Stock quoted on the Nasdaq National Market ("Nasdaq") on February 9 , 1998, was $64.00 per share, corresponding to a market value of $53.76 per 0.84 shares of Webster Common Stock as of such date. No assurance can be given as to the market price of Webster Common Stock at the time of the Merger. See "MARKET PRICES AND DIVIDENDS."

     In connection with the Merger Agreement and pursuant to the Stock Option Agreement, dated as of October 26, 1997, by and between Eagle and Webster (the "Stock Option Agreement"), Eagle has granted Webster an irrevocable option (the "Option") to purchase up to 1,256,991 newly issued shares of Eagle Common Stock ("Eagle Option Shares") at a purchase price of $41.25 per Option Share, subject to adjustment upon the occurrence of certain events.

     The Merger is subject to various conditions, including approvals of applicable regulatory authorities. Eagle and Webster expect that the Merger will be consummated in the second quarter of 1998, or as soon as possible after the receipt of all regulatory and stockholder approvals and the expiration of all regulatory waiting periods. For a more detailed description of the Merger and the Option, see "THE MERGER."

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of Webster with respect to the approximately 5,880,000 shares of Webster Common Stock subject to issuance in connection with the Merger.

     THE WEBSTER COMMON STOCK OFFERED HEREBY HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC" OR THE "COMMISSION"), ANY STATE SECURITIES COMMISSION, THE OFFICE OF THRIFT SUPERVISION ("OTS") OR THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC"), NOR HAS THE SEC, ANY STATE SECURITIES COMMISSION, THE OTS OR THE FDIC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF WEBSTER COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND (THE "SAIF") OR ANY OTHER GOVERNMENTAL AGENCY.

     The information set forth in this Joint Proxy Statement/Prospectus concerning Eagle has been furnished by Eagle. The information concerning Webster and pro forma financial information has been furnished by Webster. The descriptions of the Merger Agreement, the Stock Option Agreement and the other documents in this Joint Proxy Statement/Prospectus are qualified by reference to the text of those documents, which are incorporated herein by reference, and copies of which will be provided without charge upon written or oral request addressed to John Benjamin, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2213.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, OR INCORPORATED BY REFERENCE HEREIN, IN CONNECTION WITH THE SOLICITATION OF PROXIES BY WEBSTER OR EAGLE OR THE OFFERING OF WEBSTER COMMON STOCK MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EAGLE OR WEBSTER. THIS JOINT PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY WEBSTER COMMON STOCK OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE WEBSTER COMMON STOCK OFFERED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF EAGLE OR WEBSTER OR THE INFORMATION HEREIN OR THE DOCUMENTS OR REPORTS INCORPORATED BY REFERENCE HEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

                              ------------------
     The date of this Joint Proxy Statement/Prospectus is February 11, 1998.

                               TABLE OF CONTENTS
                                                                                PAGE
                                                                                -----
AVAILABLE INFORMATION  ......................................................      1
INFORMATION INCORPORATED BY REFERENCE .......................................      1
FORWARD-LOOKING INFORMATION  ................................................      2
MERGER SUMMARY   ............................................................      3
 The Parties  ...............................................................      3
 The Merger   ...............................................................      3
 The Special Meetings  ......................................................      4
 Opinion of Webster's Financial Advisor  ....................................      5
 Opinion of Eagle's Financial Advisor .......................................      6
 Regulatory Approvals  ......................................................      6
 Accounting Treatment  ......................................................      6
 Federal Income Tax Consequences   ..........................................      6
 Absence of Dissenters' Appraisal Rights ....................................      6
 Effective Time  ............................................................      6
 Termination  ...............................................................      7
 Exchange of Eagle Common Stock Certificates   ..............................      7
 Eagle Stock Option Agreement   .............................................      7
 Description of Webster Capital Stock and Comparison of Stockholder Rights         8
 Market Prices of Common Stock  .............................................      8
 Comparative Per Share Data  ................................................      9
SUMMARY FINANCIAL AND OTHER DATA   ..........................................     10
THE WEBSTER SPECIAL MEETING  ................................................     17
 General   ..................................................................     17
 Matters to be Considered ...................................................     17
 Proxies   ..................................................................     17
 Record Date and Voting Rights  .............................................     17
 Recommendation of Webster Board   ..........................................     18
THE EAGLE SPECIAL MEETING ...................................................     19
 General   ..................................................................     19
 Matters to be Considered ...................................................     19
 Proxies   ..................................................................     19
 Record Date and Voting Rights  .............................................     20
 Recommendation of the Eagle Board ..........................................     20
THE MERGER ..................................................................     21
 The Parties  ...............................................................     21
 Background of the Merger ...................................................     21
 Recommendation of the Webster Board of Directors and Reasons for the Merger      23
 Recommendation of the Eagle Board of Directors and Reasons for the Merger        24
 Opinion of Webster's Financial Advisor  ....................................     25
 Opinion of Eagle's Financial Advisor .......................................     31
 Structure ..................................................................     35
 Exchange Ratio  ............................................................     36
 Conversion of Eagle Stock Options ..........................................     37
 Regulatory Approvals  ......................................................     38

                                                                           PAGE
                                                                           -----
 Conditions to the Merger  .............................................     39
 Conduct of Business Pending the Merger   ..............................     40
 Expenses   ............................................................     42
 Representations and Warranties  .......................................     42
 Compensation and Benefits .............................................     42
 Other Agreements ......................................................     43
 Termination and Amendment of the Merger Agreement .....................     43
 Certain Federal Income Tax Consequences  ..............................     45
 Accounting Treatment   ................................................     47
 Resales of Webster Common Stock Received in the Merger  ...............     47
 Absence of Dissenters' Appraisal Rights  ..............................     48
 Interests of Certain Persons in the Merger  ...........................     48
 Stock Option Agreement ................................................     50
MANAGEMENT AND OPERATIONS AFTER THE MERGER   ...........................     53
MARKET PRICES AND DIVIDENDS   ..........................................     54
 Webster Common Stock   ................................................     54
 Eagle Common Stock  ...................................................     54
COMPARISON OF STOCKHOLDER RIGHTS .......................................     55
 Directors  ............................................................     55
 Special Meetings ......................................................     56
 Stockholder Action without a Meeting  .................................     56
 Approvals for Acquisitions of Control and Offers to Acquire Control ...     56
 Procedures for Certain Business Combinations   ........................     56
 Limitation on Liability and Indemnification of Directors   ............     57
 Cumulative Voting   ...................................................     58
 Notice of Special Meetings   ..........................................     58
 Notice of Business to be Conducted at Special Meetings  ...............     58
 Quorum  ...............................................................     58
 Action of Stockholders ................................................     58
 Record Date   .........................................................     58
 Anti-Greenmail   ......................................................     58
 Criteria for Evaluating Certain Offers   ..............................     59
 Amendment to Certificate of Incorporation and Bylaws ..................     59
 Shareholder Rights Agreement ..........................................     59
STOCKHOLDER PROPOSALS   ................................................     63
OTHER MATTERS  .........................................................     63
EXPERTS  ...............................................................     63
LEGAL MATTERS  .........................................................     63
PRO FORMA COMBINED FINANCIAL STATEMENTS   ..............................     64
AMENDMENT TO THE WEBSTER CERTIFICATE   .................................     72
Opinion of Merrill Lynch   .............................................    A-1
Opinion of Sandler O'Neill .............................................    B-1

                             AVAILABLE INFORMATION

     Eagle and Webster are both subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information filed by Eagle and Webster may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The SEC maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's world wide web site is http://www.sec.gov. Webster Common Stock and Eagle Common Stock are traded on the Nasdaq National Market ("Nasdaq"). Reports, proxy statements and other information concerning Webster and Eagle can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Webster has filed with the SEC a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Webster Common Stock to be issued to Eagle Stockholders in connection with the Merger. As permitted by the rules and regulations of the SEC, this Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the SEC's principal office in Washington, D.C. as set forth above and at the SEC's world wide web site. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference herein as to the contents of any document are not necessarily complete and, in each instance where such document is filed as an exhibit to the Registration Statement, reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by Webster with the SEC (File No. 0-15213) under the Exchange Act are hereby incorporated in this Joint Proxy Statement/Prospectus by reference: (i) Webster's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) Webster's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997; (iii) Webster's Current Reports on Form 8-K dated January 31, February 20, April 4, May 20, July 31, October 26, October 27, and November 17 (as amended by Amendments No. 1, No. 2 and No. 3 thereto filed on January 26, January 26, and February 6, 1998, respectively), 1997; and (iv) the description of the Webster Common Stock and of the associated Webster Rights (as defined herein) set forth in registration statements filed by Webster pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description.

     The following documents filed by Eagle with the SEC (File No. 0-18162) under the Exchange Act are hereby incorporated in this Joint Proxy Statement/Prospectus by reference: (i) the Annual Report on Form 10-K of Eagle for the year ended September 30, 1997; (ii) the Current Reports on Form 8-K of Eagle dated October 26, 1997 (as amended by Form 8-K/A filed November 25, 1997), November 6, 1997, December 29, 1997 (filed December 29, 1997) and December 29, 1997 (filed December 31, 1997); and (iii) the description of the Eagle Common Stock and of the associated Eagle Rights (as defined herein) set forth in registration statements filed by Eagle pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description.

     All documents filed by Eagle or Webster pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Special Meetings shall be deemed to be incorporated by reference in this Joint Proxy Statement/

Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus. Webster will provide without charge to each person, including any beneficial owner, to whom a copy of this Joint Proxy Statement/ Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference and not delivered herewith (not including exhibits to the information incorporated by reference unless such exhibits are specifically incorporated by reference into the text of such documents).

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS RELATING TO WEBSTER ARE AVAILABLE UPON REQUEST FROM: JOHN BENJAMIN, WEBSTER FINANCIAL CORPORATION, WEBSTER PLAZA, WATERBURY, CONNECTICUT 06702; TELEPHONE (203) 578-2213. SUCH DOCUMENTS RELATING TO EAGLE ARE AVAILABLE UPON REQUEST FROM: MARK
J. BLUM, EAGLE FINANCIAL CORP., 222 MAIN STREET, BRISTOL, CT 06010. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AS SOON AS POSSIBLE, BUT NO LATER THAN MARCH 25, 1998.


                   CAUTIONARY STATEMENTS FOR PURPOSES OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF WEBSTER, EAGLE AND THE COMBINED COMPANY FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND OTHER BUSINESS ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER AND THE EXPECTED IMPACT OF THE MERGER ON WEBSTER'S FINANCIAL PERFORMANCE (SEE "THE MERGER -- RECOMMENDATION OF THE WEBSTER BOARD OF DIRECTORS AND REASONS FOR THE MERGER" AND "-- RECOMMENDATION OF THE EAGLE BOARD OF DIRECTORS AND REASONS FOR THE MERGER," "-- OPINION OF WEBSTER'S FINANCIAL ADVISOR," "-- OPINION OF EAGLE'S FINANCIAL ADVISOR" AND "MANAGEMENT AND OPERATIONS AFTER THE MERGER." THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH HEREIN. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING
POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED OR REALIZED WITHIN THE EXPECTED TIME FRAME; (2) REVENUES FOLLOWING THE MERGER ARE LOWER THAN EXPECTED; (3) COMPETITIVE PRESSURES AMONG DEPOSITORY INSTITUTIONS INCREASE SIGNIFICANTLY; (4) COSTS DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF WEBSTER AND EAGLE ARE GREATER THAN EXPECTED;
(5) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS; (6) GENERAL ECONOMIC AND CREDIT CONDITIONS, EITHER NATIONALLY OR IN THE REGION IN WHICH THE COMBINED COMPANY WILL BE DOING BUSINESS, ARE LESS FAVORABLE THAN EXPECTED; AND (7) LEGISLATION OR REGULATORY CHANGES ADVERSELY AFFECT THE BUSINESS IN WHICH THE COMBINED COMPANY WOULD BE ENGAGED.

                                MERGER SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. This summary is not intended to be a complete description and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus. STOCKHOLDERS OF WEBSTER AND EAGLE ARE URGED BEFORE VOTING TO GIVE CAREFUL CONSIDERATION TO ALL OF THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS.


THE PARTIES

     Webster. Webster is a Delaware corporation and the holding company of Webster Bank ("Webster Bank"), its wholly-owned federal savings bank subsidiary. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. Deposits at Webster Bank are insured by the FDIC. Through Webster Bank, Webster currently serves customers from 84 banking offices, three commercial banking centers, six trust offices and more than 100 ATMs located in New Haven, Fairfield, Litchfield, Hartford and Middlesex Counties in Connecticut. Webster's focus is on providing financial services to individuals, families and businesses. Webster emphasizes four business lines: consumer banking, business banking, mortgage banking and trust and investment management services, each supported by centralized administration, marketing, finance and operations. Through its recent acquisitions of People's Savings Financial Corp. and Sachem Trust National Association, Webster has established a leading position in the trust and investment management services market in Connecticut and is able to offer its customers a greater variety of financial services. Webster Bank's goal is to provide banking services that are fairly priced, reliable and convenient.

     At September 30, 1997, Webster had total consolidated assets of $6.8 billion, total deposits of $4.2 billion and stockholders' equity of $363 million. Webster Common Stock is quoted on Nasdaq under the symbol "WBST." The address of Webster's principal executive offices is Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, and its telephone number is (203) 753-2921. See "THE MERGER -- The Parties."

     Eagle. Eagle is the holding company of Eagle Bank. As a community oriented savings bank, Eagle Bank focuses on the financial needs of its customers in its local markets, seeking to develop long-term deposit and lending relationships. Through Eagle Bank, Eagle provides consumer banking services through 26 traditional banking offices and four in-store supermarket branch offices in Connecticut, serving the Torrington, Bristol and Hartford markets. Deposit accounts at Eagle Bank are insured by the FDIC.

     At September 30, 1997, Eagle had total assets of $2.1 billion, deposits of $1.4 billion and shareholders' equity of $144.7 million. Eagle Common Stock is quoted on Nasdaq under the symbol "EGFC." Eagle's principal executive office is located at 222 Main Street, Bristol, Connecticut 06010 and its telephone number is (860) 314-6400. See "THE MERGER -- The Parties."


THE MERGER

     General. The Merger Agreement provides for the Merger of Eagle with and into Webster, with Webster as the surviving corporation (the "Surviving Corporation"). Immediately after the consummation of the Merger, Webster intends that Eagle Bank will be merged into Webster Bank (the "Bank Merger"), with Webster Bank as the surviving federal savings bank. Webster Bank will remain headquartered in Waterbury, Connecticut as an FDIC-insured, federally chartered savings bank.

     At the Effective Time (as defined herein) of the Merger, except as discussed herein, each outstanding share of Eagle Common Stock will be converted into the right to receive 0.84 shares of Webster Common Stock (subject to adjustment in certain instances), the Exchange Ratio, plus cash to be paid in lieu of fractional shares. Shares of Eagle Common Stock held as treasury stock or held, directly or indirectly, by Webster, Eagle or any of their subsidiaries (other than shares held in a fiduciary capacity ("Trust Account Shares") or in respect of a debt previously contracted ("DPC Shares")) will be canceled. See "THE MERGER -- Exchange Ratio."

     Eagle and Webster expect that the Merger will be consummated in the second quarter of 1998, or as soon as possible after the receipt of the Requisite Regulatory Approval (as defined herein) and stockholder approvals. "THE MERGER -- Structure."

     Exchange  Ratio. At the Effective Time,  except as discussed  herein,  each issued and outstanding share of Eagle Common Stock will be converted automatically at the Exchange Ratio into the right to receive shares of Webster Common Stock. Cash will be paid in lieu of fractional shares. Shares of Eagle Common Stock held as treasury stock or held directly or indirectly by Eagle, Webster or any of their subsidiaries (other than Trust Account Shares or DPC
Shares) shall be canceled. The Exchange Ratio is subject to customary antidilution adjustments and may be adjusted at Webster's option in connection with the exercise by Eagle of certain termination rights under specified circumstances. See "THE MERGER -- Termination and Amendment of the Merger Agreement." Because the market price of Webster Common Stock is subject to fluctuation and the Exchange Ratio is fixed, the market value of the shares of Webster Common Stock that Eagle Stockholders will receive in the Merger may materially increase or decrease prior to the Merger. No assurance can be given as to the market price of Webster Common Stock at the time of the Merger. See "MARKET PRICES AND DIVIDENDS" and "THE MERGER -- Exchange Ratio."

     Options. As of the Eagle Record Date, there were outstanding Eagle Options (as defined herein) to purchase 303,416 shares of Eagle Common Stock, at an average exercise price of $19.41 per share. Under the Merger Agreement, shares of Eagle Common Stock issued prior to consummation of the Merger upon the exercise of outstanding Eagle Options held by directors, officers and other employees of Eagle will be converted into Webster Common Stock at the Exchange Ratio, and each Eagle Option that is outstanding and unexercised immediately prior to the Effective Time will be converted automatically into an option to purchase shares of Webster Common Stock, with adjustment in the number of shares subject to such Eagle Option and exercise price therefor to reflect the Exchange Ratio. See "THE MERGER -- Options."


THE SPECIAL MEETINGS

     Eagle. The Eagle Special Meeting will be held on April 2, 1998 at 10:00 a.m. at Cornucopia Banquet Hall, Torrington, Connecticut, at which time the Eagle Stockholders of record at the close of business on the Eagle Record Date will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and the Merger, and (ii) such other matters as may properly be brought before the Eagle Special Meeting. The affirmative vote of the holders of a majority of the issued and outstanding shares of Eagle Common Stock entitled to vote at the Eagle Special Meeting is required to approve and adopt the Merger Agreement and the Merger.

     Directors and executive officers of Eagle beneficially owned as of the Record Date an aggregate of 322,158 shares of Eagle Common Stock, or approximately 4.9% of the shares of Eagle Common Stock entitled to vote at the Eagle Special Meeting. It is expected that each such director and executive officer of Eagle will vote his or her shares of Eagle Common Stock for approval of the Merger Agreement. In addition, as of the Record Date, Webster beneficially owned 231,570 shares of Eagle Common Stock (excluding shares of Eagle Common Stock subject to the Option), or approximately 3.5% of the shares of Eagle Common Stock entitled to vote at the Eagle Special Meeting, and as of such date directors and executive officers of Webster beneficially owned no shares of Eagle Common Stock. Also as of the Record Date, the banking and trust affiliates of Webster held less than one percent of the outstanding shares of Eagle Common Stock in a fiduciary capacity. See "THE EAGLE SPECIAL MEETING."

     Webster. The Webster Special Meeting will be held on April 2, 1998 at 2:00 p.m. at the Sheraton Four Points Hotel, Waterbury, Connecticut, at which time Webster Stockholders of record at the close of business on the Webster Record Date will be asked to consider and vote upon: (i) a proposal to approve and adopt the Merger Agreement and the Merger provided for therein, (ii) a proposal to approve and adopt the Certificate Amendment and (iii) such other matters as may properly be brought before the Webster Special Meeting. Approval of the Certificate Amendment by Webster Stockholders is not a condition to Webster's or Eagle's obligation to consummate the Merger. The affirmative vote of the holders of a majority of the issued and outstanding shares of Webster Common Stock entitled to vote at the Webster Special Meeting is required to approve and adopt the Merger Agreement and the Certificate Amendment.

     Directors and executive officers of Webster beneficially owned as of the Record Date an aggregate of 581,152 shares of Webster Common Stock, or approximately 4.3% of the shares of Webster Common Stock entitled to vote at the Webster Special Meeting. It is expected that each such director and executive officer of Webster will vote his or her shares of Webster Common Stock for approval of the Merger Agreement and the Certificate Amendment. In addition, as of the Record Date, Eagle did not beneficially own any shares of Webster Common Stock and as of such date directors and executive officers of Eagle beneficially owned an aggregate of 1,105 shares of Webster Common Stock, or significantly less than 1% of the shares of Webster Common Stock entitled to vote at the Webster Special Meeting. Also as of the Record Date, the banking and trust affiliates of Eagle held less than one percent of the outstanding shares of Webster Common Stock in a fiduciary capacity. See "WEBSTER SPECIAL MEETING."

     The Board of Directors of each of Webster and Eagle believes that the terms of the Merger Agreement are fair to, and in the best interests of, Webster and its stockholders and Eagle and its stockholders, respectively. THE BOARD OF DIRECTORS OF EACH OF WEBSTER AND EAGLE HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT HOLDERS OF WEBSTER COMMON STOCK AND EAGLE COMMON STOCK, RESPECTIVELY, VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. IN ADDITION, THE BOARD OF DIRECTORS OF WEBSTER HAS APPROVED THE CERTIFICATE AMENDMENT AND RECOMMENDS THAT HOLDERS OF WEBSTER COMMON STOCK VOTE "FOR" APPROVAL OF THE CERTIFICATE AMENDMENT. For a discussion of the factors considered by the Boards of Directors of Webster and Eagle in reaching their respective decisions with respect to the Merger, see "THE MERGER -- Background of the Merger," "-- Recommendation of the Webster Board of Directors and Reasons for the Merger" and "-- Recommendation of the Eagle Board of Directors and Reasons for the Merger."

OPINION OF WEBSTER'S FINANCIAL ADVISOR

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), which has served as financial advisor to Webster in connection with the Merger, has rendered its opinion to the Board of Directors of Webster (the "Webster Board") that the Exchange Ratio pursuant to the Merger Agreement is fair to Webster from a financial point of view. Merrill Lynch's opinion was delivered orally to the Webster Board at its meeting of October 24, 1997 (and later confirmed in writing) and again in writing on the date of this Joint Proxy Statement/Prospectus. A copy of the opinion delivered by Merrill Lynch on the date hereof is attached to this Joint Proxy Statement/Prospectus as Appendix A, and should be read in its entirety with respect to assumptions made, matters considered and limitations of the review undertaken by Merrill Lynch in rendering each such opinion. See "THE MERGER -- Opinion of Webster's Financial Advisor."

OPINION OF EAGLE'S FINANCIAL ADVISOR

     Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), which has served as financial advisor to Eagle in connection with the Merger, has rendered its opinion to the Board of Directors of Eagle (the "Eagle Board") that the Exchange Ratio pursuant to the Merger Agreement is fair to the Eagle Stockholders from a financial point of view. Such opinion was delivered orally to the Eagle Board at its meeting of October 26, 1997 (and subsequently confirmed in writing) and again in writing on the date of this Joint Proxy Statement/Prospectus. A copy of the opinion delivered by Sandler O'Neill on the date hereof is attached to this Joint Proxy Statement/Prospectus as Appendix B, and should be read in its entirety with respect to assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering such opinion. See "THE MERGER -- Opinion of Eagle's Financial Advisor."


REGULATORY APPROVALS

     Consummation of the Merger and the Bank Merger is conditioned upon receipt of required approval of the OTS. An application as to such approval of the OTS has been filed. No other regulatory approvals are required to effect the Merger pursuant to the Merger Agreement. In addition, the United States Department of Justice ("DOJ") has the authority to challenge the Merger on antitrust grounds until the expiration of a certain period following OTS approval. "Requisite Regulatory Approval" shall refer to the receipt of all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement and the expiration of all statutory waiting periods in respect thereof. Neither Eagle nor Webster is aware of any reason why the Requisite Regulatory Approval should not be obtained. See "THE MERGER -- Regulatory Approvals."


ACCOUNTING TREATMENT

     The Merger is intended to qualify as a "pooling-of-interests" for accounting and financial reporting purposes. The obligation of each of Webster and Eagle to consummate the Merger is conditioned upon receipt by Webster of a letter of its independent public accountants stating their opinion that the Merger so qualifies. See "THE MERGER -- Accounting Treatment."


FEDERAL INCOME TAX CONSEQUENCES

     It is intended that the Merger qualify as a tax-free reorganization for federal income tax purposes, and that, except with respect to cash received in lieu of fractional shares of Webster Common Stock, Eagle Stockholders who exchange their shares of Eagle Common Stock solely for shares of Webster Common Stock in the Merger generally should not recognize gain or loss for federal income tax purposes as a result of such exchange. See "THE MERGER -- Certain Federal Income Tax Consequences."


ABSENCE OF DISSENTERS' APPRAISAL RIGHTS

     Neither Webster Stockholders nor Eagle Stockholders will have dissenters' appraisal rights in connection with the Merger. See "THE MERGER -- Absence of Dissenter's Appraisal Rights."


EFFECTIVE TIME

     The Merger will become effective on the date and time set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware in accordance with applicable law (the "Effective Time"). The certificate of merger will be filed on the 15th day after the Requisite Regulatory Approval is received and all applicable waiting periods have expired, or at such other time as the parties may agree. Eagle and Webster expect that the Merger will be consummated in the first quarter of 1998, or as soon as possible pursuant to the Merger Agreement after the receipt of the Requisite Regulatory Approval, required stockholder approvals and the expiration of all regulatory waiting periods.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of Eagle and Webster and by action of the Board of either company under certain specified circumstances, including, but not limited to (i) if the Merger is not consummated by September 30, 1998, unless the failure to consummate by such date is due to the failure of the party seeking to terminate this Merger Agreement to perform or observe the covenants and agreements of such party under the Merger Agreement and (ii) by the Eagle Board, in the event that the average market price of Webster Common Stock during a 10-day period ending shortly before the receipt of the Requisite Regulatory Approval is less than $52.80 and such average price, when divided by $66.00 (the closing market price of a share of Webster Common Stock on October 24, 1997), yields a ratio less than the ratio of the average price during such 10-day period of a selected weighted index of thrift holding companies to the price of such index on October 24, 1997, minus 0.15, unless Webster elects to make a compensating adjustment to the Exchange Ratio. See "THE MERGER -- Termination and Amendment of the Merger Agreement."


EXCHANGE OF EAGLE COMMON STOCK CERTIFICATES

     Upon the Effective Time, each holder of a certificate representing Eagle Common Stock issued and outstanding immediately prior to the Merger will, upon the surrender thereof (duly endorsed, if required) to the Exchange Agent (as defined herein), be entitled to receive a certificate representing the number of whole shares of Webster Common Stock into which such Eagle Common Stock will have been automatically converted as part of the Merger. The Exchange Agent will mail a letter of transmittal with instructions to all Eagle Stockholders of record immediately after the Effective Time for use in surrendering their certificates for Eagle Common Stock in exchange for new certificates representing Webster Common Stock and cash in lieu of fractional shares. CERTIFICATES SHOULD NOT BE SURRENDERED BY EAGLE STOCKHOLDERS UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. See "THE MERGER -- Exchange Ratio."


EAGLE STOCK OPTION AGREEMENT

     As an inducement to Webster to enter into the Merger Agreement, Eagle (as issuer) and Webster (as grantee) entered into the Stock Option Agreement, pursuant to which Eagle granted Webster the Option to purchase from Eagle up to 1,256,991 shares of Eagle Common Stock (subject to adjustment in certain circumstances, but in no event to exceed 19.9% of the shares of Eagle Common Stock outstanding upon exercise thereof), at a price of $41.25 per share.

     Webster may exercise the Option only under certain limited and specifically defined circumstances (none of which, to the best knowledge of Webster and Eagle, has occurred as of the date of this Joint Proxy Statement/Prospectus). At the request of the holder of the Option, under certain circumstances, Eagle will repurchase for a formula price the Option and any Eagle Option Shares purchased upon the exercise of the Option and beneficially owned by such holder at that time. The purchase by Webster of any shares of Eagle Common Stock pursuant to the Option and the repurchase by Eagle of the Option or Option Shares are subject to compliance with applicable law and other requirements, including receipt of any required stockholder or regulatory approvals. See "THE MERGER -- Regulatory Approval" and "-- Stock Option Agreement."

     Certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now, or prior to the Effective Time, be interested in acquiring all of or a significant interest in Eagle from considering or proposing such an acquisition, even if such persons were prepared to offer to pay consideration to Eagle Stockholders that had a higher current market price than the consideration to be received in exchange for each share of Eagle Common Stock pursuant to the Merger Agreement.

     In the event that the stockholders of Eagle or Webster fail to approve the Merger Agreement, either Webster or Eagle may terminate the Merger Agreement. See "THE MERGER -- Termination and Amendment of the Merger Agreement." If such termination occurs prior to the occurrence of an Initial Triggering Event (as defined herein) under the Stock Option Agreement, the Stock Option Agreement will automatically terminate at such time. If an Initial Triggering Event occurs under the Stock Option Agreement prior to the termination of the Merger Agreement, however, Webster will generally be entitled to exercise the Option in accordance with its terms upon the occurrence of a Subsequent Triggering Event (as defined herein) under the Stock Option Agreement within the 12 months after the termination of the Merger Agreement. See "THE MERGER -- Stock Option Agreement."


     Interests of Certain Persons in the Merger

     Certain members of Eagle's management of and of the Eagle Board may be deemed to have certain interests in the Merger that are in addition to their interests generally as Eagle Stockholders. Certain directors of Eagle will be directors of the combined company following the Merger, and certain other directors of Eagle will serve on an advisory board to the combined company for a period not less than 24 months following the Merger. Certain executive officers of Eagle have entered into consulting and/or employment agreements with Webster in connection with the Merger, which agreements will become effective at the Effective Time. Directors and executive officers of Eagle will receive certain benefits pursuant to existing employment and compensation agreements, plans and arrangements of Eagle in connection with the Merger. Directors and officers of Eagle hold Eagle Options which will be converted into options to acquire Webster Common Stock in connection with the Merger. Webster also has agreed to indemnify, and maintain directors' and officers' liability insurance covering, Eagle directors and officers for specified periods following the Merger.

     The Eagle Board was aware of these  interests and  considered  them,  among
other  matters,   in  approving  the  Merger   Agreement  and  the  transactions
contemplated thereby.

     See "THE MERGER -- Interests Of Certain Persons In The Merger" and "MANAGEMENT AND OPERATIONS AFTER THE MERGER."


DESCRIPTION OF WEBSTER CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS

     Upon consummation of the Merger, Eagle Stockholders will become Webster Stockholders. There are certain differences between the rights of Webster Stockholders and Eagle Stockholders. For a summary of such differences in stockholder rights, see "COMPARISON OF STOCKHOLDER RIGHTS."


MARKET PRICES OF COMMON STOCK

     Both Webster Common Stock and Eagle Common Stock are traded on Nasdaq. The symbol for Webster Common Stock is "WBST." The symbol for Eagle Common Stock is "EGFC."

     The following table sets forth per share closing prices of the Webster Common Stock and the Eagle Common Stock on Nasdaq as of the dates specified and the pro forma equivalent market value of Eagle Common Stock giving effect to the Merger. See "MARKET PRICES AND DIVIDENDS."


                                  CLOSING SALES PRICE
                            -------------------------------
                                WEBSTER          EAGLE           PRO FORMA
          DATE               COMMON STOCK     COMMON STOCK    EQUIVALENTS (A)
-------------------------   --------------   --------------   ----------------
October 24, 1997   ......       $66.00           $43.00            $55.44
February 9, 1998  ......        $64.00           $52.75            $53.76
-----------
(a) Pro forma equivalent value per share of Eagle Common Stock represents the closing sales prices of Webster Common Stock, as reported in The Wall Street Journal, on each specified date, multiplied by 0.84, the Exchange Ratio.

     Stockholders are advised to obtain current market quotations for Webster Common Stock. The market price of Webster Common Stock will fluctuate between the date of this Joint Proxy Statement/Prospectus and the date on which the Merger is consummated. Because the market price of Webster Common Stock is subject to fluctuation and the Exchange Ratio is fixed, the market value of the shares of Webster Common Stock that holders of Eagle Common Stock will receive in the Merger may materially increase or decrease prior to the Merger. No assurance can be given as to the market price of Webster Common Stock at the time of the Merger. See "MARKET PRICES AND DIVIDENDS" and "THE MERGER -- Exchange Ratio."


COMPARATIVE PER SHARE DATA

     Following are certain comparative selected historical per share data of Webster and of Eagle, pro forma combined per share data of Webster and Eagle and equivalent pro forma per share data of Eagle. The financial data is based on, and should be read in conjunction with, the historical consolidated financial statements and the notes thereto of Webster and of Eagle and the pro forma combined financial statements and the notes thereto appearing in or incorporated by reference elsewhere into this Joint Proxy Statement/Prospectus. All per share data of Webster, Eagle and pro forma data are presented on a fully diluted basis and have been adjusted to give effect to stock dividends. The pro forma data is not necessarily indicative of results which will be obtained on a combined basis. The pro forma data has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Merger.


                                       AT OR FOR      AT OR FOR THE FISCAL
                                       THE NINE               PERIOD
                                      MONTHS ENDED          (A) ENDED
                                     SEPTEMBER 30,  --------------------------
                                         1997        1996      1995     1994
                                     -------------- --------- -------- -------
Net Income (Loss) per Fully Diluted Common Share:
 Webster - Historical (a)  .........    $  1.35      $  2.66   $ 2.22   $ 2.17
 Eagle - Historical (a) ............       0.44         2.42     1.92     1.83
 Pro Forma Combined (b)(c) .........       1.12         2.72     2.24     2.17
 Eagle Equivalent Pro Forma (d)  ...       0.94         2.28     1.88     1.82
Cash Dividends per Common Share:
 Webster - Historical (a)  .........    $  0.58      $  0.68   $ 0.64   $ 0.52
 Eagle - Historical (a) ............       0.69         0.92     0.82     0.69
 Pro Forma Combined (b)(c) .........       0.60         0.68     0.64     0.52
 Eagle Equivalent Pro Forma (d)  ...       0.50         0.57     0.54     0.44
Book Value per Common Share:
 Webster - Historical (a)  .........    $ 26.83      $ 25.18
 Eagle - Historical (a) ............      22.02        21.94
 Pro Forma Combined (b)(c) .........      25.80        25.45
 Eagle Equivalent Pro Forma (d)  ...      21.67        21.38

-----------
(a) Webster's fiscal year ends December 31 and Eagle's fiscal year ends September 30.

(b) The unaudited pro forma comparative per share data combines the financial information of Webster (as restated to include DS Bancor Inc. and Peoples Savings Financial Corp.) as of and for the fiscal years ended December 31, 1996, 1995 and 1994 with the financial information of Eagle (as restated to include MidConn Bank) as of and for the fiscal years ended September 30, 1996, 1995 and 1994, respectively, and combines the financial information of Webster at and for the nine months ended September 30, 1997 with the financial information of Eagle at and for the nine months ended June 30, 1997.

(c) Pro forma combined amounts shown above reflect the proposed acquisition of Eagle on a "pooling-of-interests" basis for each period shown as if the Merger had occurred at the beginning of such period.

(d) Eagle equivalent pro forma per share amounts are calculated by multiplying the pro forma combined amounts by the Exchange Ratio. See "THE MERGER -- Exchange Ratio."

                       SUMMARY FINANCIAL AND OTHER DATA

     The following tables present summary historical financial and other data for Webster and Eagle as of the dates and for the periods indicated. This summary data is based upon, and should be read in conjunction with, the historical and pro forma consolidated financial statements and notes thereto of Webster and Eagle incorporated by reference herein. As to historical
information,   see  "INFORMATION  INCORPORATED  BY  REFERENCE."  For  pro  forma information, see "-- Comparative Per Share Data" and "PRO FORMA COMBINED FINANCIAL STATEMENTS." All adjustments necessary for a fair presentation of financial position and results of operations of interim periods have been included. Webster's fiscal year ends December 31 and Eagle's fiscal year ends September 30. The unaudited pro forma combined financial data combines the financial information of Webster (as restated to include DS Bancor Inc. and Peoples Savings Financial Corp.) at and for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 with the financial information of Eagle (as restated to include MidConn Bank) for the fiscal years ended September 30, 1996, 1995, 1994, 1993 and 1992, respectively, and combines the financial information of Webster (as restated to include DS Bancor Inc. and Peoples Savings Financial Corp.) at and for the nine months ended September 30, 1997 and 1996 with the financial information of Eagle (as restated to include MidConn Bank) at and for the nine months ended June 30, 1997 and 1996. The pro forma amounts are not necessarily indicative of results which will be obtained on a combined basis. The pro forma data has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Merger.

                SELECTED CONSOLIDATED FINANCIAL DATA -- WEBSTER

          FINANCIAL CONDITION, OTHER DATA AND OPERATING DATA--WEBSTER

                                   AT OR FOR THE NINE MONTHS                         AT OR FOR THE YEAR
                                      ENDED SEPTEMBER 30,                            ENDED DECEMBER 31,
                                  --------------------------- -----------------------------------------------------------------
                                     1997           1996         1996         1995         1994         1993           1992
                                  -------------- ------------ ------------ ------------ ------------ -------------- -----------
                                                                     (DOLLARS IN THOUSANDS)
       FINANCIAL CONDITION
         AND OTHER DATA
Total Assets   ..................  $6,811,014     $5,698,036   $5,607,210   $4,883,402   $4,677,859   $4,032,451     $3,893,825
Loans Receivable, Net   .........   3,732,498      3,581,649    3,642,522    3,005,014    2,934,967    2,459,395      2,461,472
Securities  .....................   2,617,842      1,667,767    1,577,702    1,505,919    1,300,793    1,135,168        788,953
Segregated Assets, Net  .........      44,784         82,905       75,670      104,839      137,096      176,998        223,907
Intangible Assets (a)   .........      50,525         50,997       49,448       10,865       12,806       16,083         20,426
Deposits ........................   4,265,011      4,407,074    4,457,561    3,797,712    3,781,393    3,272,262      3,273,505
Federal Home Loan Bank
 Advances and Other Borrowings...   2,011,466        868,045      726,007      668,940      558,970      426,503        323,726
Shareholders' Equity ............     363,584        342,344      336,832      334,580      264,404      235,151        228,055
Number of Banking Offices  ......          84             87           87           76           75           68             67

OPERATING DATA
Interest Income   ...............  $  326,429     $  286,564   $  386,458   $  332,922   $  293,164   $  253,070     $  190,531
Interest Expense  ...............     182,859        161,539      217,421      197,591      152,552      135,285        105,642
                                   ----------     ----------   ----------   ----------   ----------   ----------     ----------
Net Interest Income  ............     143,570        125,025      169,037      135,331      140,612      117,785         84,889
Provision for Loan Losses  ......      13,460          6,204        9,788        5,726        5,609        8,082          8,204
Noninterest Income   ............      25,730         22,668       32,179       27,902       17,467       20,024         12,412
Noninterest Expenses:
 Merger and Acquisition Ex-
  penses.........................      27,058            500          500        4,271          700           --             --
 Foreclosed Property Expenses,
  Net ...........................       1,716          2,644        3,507        6,254       10,106       10,413         10,595
 Other noninterest expenses .....      97,316         94,726      126,548      102,211      102,493       78,588         50,729
                                   ----------     ----------   ----------   ----------   ----------   ----------     ----------
  Total Noninterest Expenses.....    126,090         97,870      130,555      112,736      113,299       89,001         61,324
                                   ----------     ----------   ----------   ----------   ----------   ----------     ----------
Income before Income Taxes ......      29,750         43,619       60,873       44,771       39,171       40,726         27,773
Income Taxes   ..................      10,757         15,747       22,372       15,450       11,211       17,033         13,223
                                   ----------     ----------   ----------   ----------   ----------   ----------     ----------
Net Income before Cumulative
 Change  ........................      18,993         27,872       38,501       29,321       27,960       23,693         14,550
Cumulative Change (b)   .........          --             --           --           --           --        6,408             --
                                   ----------     ----------   ----------   ----------   ----------   ----------     ----------
Net Income  .....................      18,993         27,872       38,501       29,321       27,960       30,101         14,550
Preferred Stock Dividends  ......          --            928        1,149        1,296        1,716        2,653            581
                                   ----------     ----------   ----------   ----------   ----------   ----------     ----------
Net Income Available to Common
 Shareholders  ..................  $   18,993     $   26,944   $   37,352   $   28,025   $   26,244   $   27,448     $   13,969
                                   ==========     ==========   ==========   ==========   ==========   ==========     ==========
Loan Originations During Period    $  667,377     $  587,483   $  817,579   $  607,309   $1,065,820   $  740,016     $  599,113
Net Increase (Decrease) in De-
 posits..........................    (192,550)       609,362      659,849       16,319      509,131       (1,243)     1,510,503
Loans Serviced for Others  ......   1,168,783        922,698    1,214,682      966,986    1,146,472      572,344        896,725
Capitalized Mortgage Loan Ser-
 vicing Rights ..................       5,518          2,326        5,384        2,999        4,807        1,955          3,163

                    SIGNIFICANT STATISTICAL DATA -- WEBSTER




                                               AT OR FOR THE NINE
                                                  MONTHS ENDED
                                                  SEPTEMBER 30,
                                             -----------------------
                                              1997        1996
                                             ----------- -----------
Net Income per Common Share:
 Primary   .................................  $ 1.37      $ 1.99
 Fully Diluted   ...........................  $ 1.35      $ 1.90
Cash Dividends Paid per Common Share          $ 0.58        0.50
Return on Average Assets  ..................    0.41%       0.69%
Return on Average Shareholders' Equity          7.44%      10.86%
Average Shareholders' Equity to
 Average Assets  ...........................    5.51%       6.31%
Interest Rate Spread   .....................    3.10%       3.08%
Net Yield on Average Earning Assets   ......    3.26%       3.22%
Noninterest Expenses to Average Assets .....    2.72%       2.41%
Noninterest Expenses (Excluding Fore-
 closed Property Expenses and Provi-
 sions) to Average Assets...................    2.68%       2.34%
Ratio of Earnings to Fixed Charges .........    1.51x       2.23x
At End of Period:
Book Value per Common Share  ...............  $26.83      $25.20
Tangible Book Value per Common Share .......  $23.10      $21.51
Common Shares Outstanding (000's)  .........  13,554      12,987
Shareholders' Equity to Total Assets  ......    5.34%       6.01%
Nonaccrual Assets to Total Assets  .........    0.72%       0.99%
Allowance for Loan Losses to Nonac-
 crual Loans................................  136.60%     108.62%
Allowances for Nonaccrual Assets to
 Nonaccrual Assets  ........................  106.07%      77.29%


                                                          AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------------
                                              1996        1995        1994           1993          1992
                                             ----------- ----------- ----------- ---------------- -----------
Net Income per Common Share:
 Primary   .................................  $ 2.77      $ 2.30      $ 2.28       $2.04(c)      $ 1.36
 Fully Diluted   ...........................  $ 2.66      $ 2.22      $ 2.17       $1.94(c)      $ 1.35
Cash Dividends Paid per Common Share          $ 0.68      $ 0.64      $ 0.52       $0.50         $ 0.48
Return on Average Assets  ..................   0.70%       0.62%        0.61%       0.60%(c)       0.57%
Return on Average Shareholders' Equity        11.20%      10.08%       10.76%      10.17%(c)       7.66%
Average Shareholders' Equity to
 Average Assets  ...........................   6.27%       6.11%        5.67%       5.93%          7.49%
Interest Rate Spread   .....................   3.11%       2.80%        3.18%       3.03%          3.32%
Net Yield on Average Earning Assets   ......   3.23%       2.96%        3.27%       3.14%          3.52%
Noninterest Expenses to Average Assets......   2.38%       2.37%        2.47%       2.27%          2.42%
Noninterest Expenses (Excluding Fore-
 closed Property Expenses and Provi-
 sions) to Average Assets ..................   2.32%       2.24%        2.25%       2.00%          2.00%
Ratio of Earnings to Fixed Charges .........   2.35x       1.97x        2.08x       2.47x          2.89x
At End of Period:
Book Value per Common Share  ............... $25.18      $24.41       $21.37      $20.74         $18.48
Tangible Book Value per Common Share ....... $21.37      $23.57       $20.26      $19.16         $16.44
Common Shares Outstanding (000's)  ......... 12,986      13,005       11,568      10,129          9,999
Shareholders' Equity to Total Assets  ......   6.01%       6.85%        5.65%       5.83%          5.86%
Nonaccrual Assets to Total Assets  .........   0.98%       1.53%        1.86%       2.29%          2.81%
Allowance for Loan Losses to Nonac-
 crual Loans ............................... 103.80%      96.08%      108.06%      97.94%         85.46%
Allowances for Nonaccrual Assets to
 Nonaccrual Assets  ........................  79.06%      69.02%       66.90%      61.24%         61.96%

----------
(a) The increase in intangible assets in 1996 is a result of certain assets and liabilities purchased from Shawmut Bank Connecticut, N.A. (the "Shamut Acquisition").

(b) Reflects cumulative change in method of accounting for income taxes adopted by Webster in 1993 in accordance with Financial Standards Accounting Board Statement of Financial Accounting Standards No. 109 ("FASB 109").

(c) Does not give effect to $6.4 million of additional income in 1993 resulting from the cumulative change of Webster's adoption of FASB 109. Giving effect to such cumulative change (i) net income per common share for 1993 was $2.42 on a primary basis and $2.30 on a fully diluted basis; (ii) return on average assets for 1993 was .77%; and (iii) return on average shareholders' equity for 1993 was 12.92%.

                 SELECTED CONSOLIDATED FINANCIAL DATA -- EAGLE

          FINANCIAL CONDITION, OTHER DATA AND OPERATING DATA -- EAGLE

                                                   AT OR FOR THE NINE
                                                   MONTHS ENDED JUNE 30,
                                                -------------------------
                                                   1997         1996
                                                ------------ ------------
                                                 (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION
 AND OTHER DATA
Total Assets ....................................  $2,013,359   $1,769,688
Loans Receivable, Net ...........................   1,130,304    1,065,372
Securities   ....................................     736,722      577,897
Intangible Assets  ..............................      30,304       33,205
Deposits  .......................................   1,385,431    1,385,146
Federal Home Loan Bank
 Advances and Other Borrowings ..................     410,809      219,875
Shareholders' Equity  ...........................     138,245      137,271
Number of Banking Offices   .....................          31           30
OPERATING DATA
Interest Income .................................  $   97,241   $   89,877
Interest Expense   ..............................      53,768       50,381
                                                   ----------   ----------
Net Interest Income   ...........................      43,473       39,496
Provision for Loan Losses   .....................       8,678        2,541
Noninterest Income:
 Non-recurring Income (b)   .....................          --       15,904
 Other Income   .................................       5,259        2,364
                                                   ----------   ----------
  Total Noninterest Income  .....................       5,259       18,268
                                                   ----------   ----------
Noninterest Expenses:
 Merger and Acquisition Expenses  ...............       3,499           --
 Foreclosed Property Expenses, Net   ............       1,687        1,524
 Other Noninterest Expenses .....................      28,963       27,523
                                                   ----------   ----------
  Total Noninterest Expenses   ..................      34,149       29,047
                                                   ----------   ----------
Income before Income Taxes  .....................       5,905       26,176
Income Taxes ....................................       3,057       10,388
                                                   ----------   ----------
Net Income before Cumulative Change  ............       2,848       15,788
Cumulative Change  ..............................          --           --
                                                   ----------   ----------
Net Income Available to Common Shareholders .....  $    2,848   $   15,788
                                                   ==========   ==========
Loan Originations During Period   ...............  $  187,731   $  214,075
Net Increase in Deposits ........................      16,728      105,593
Loans Serviced for Others   .....................     250,033      245,448
Capitalized Mortgage Loan Servicing Rights ......         561          623

                                                                          AT OR FOR THE YEAR
                                                                         ENDED SEPTEMBER 30,
                                                  ------------------------------------------------------------------
                                                       1996            1995         1994         1993        1992
                                                  ----------------- ------------ ------------ ------------ ---------
FINANCIAL CONDITION
 AND OTHER DATA
Total Assets ....................................    $1,761,731      $1,596,165   $1,436,754   $1,022,121   $976,918
Loans Receivable, Net ...........................    1,095,361          972,711    1,072,743      821,993    728,777
Securities   ....................................      527,471          494,266      257,608      153,939    187,299
Intangible Assets  ..............................       32,488 (a)       15,855       18,287        1,861      2,138
Deposits  .......................................    1,368,703        1,263,110    1,262,943      891,495    859,845
Federal Home Loan Bank
 Advances and Other Borrowings ..................      231,828          165,617       54,821       26,252     17,926
Shareholders' Equity  ...........................      135,992          126,211       99,708       92,525     85,974
Number of Banking Offices   .....................           33               33           33           23         23
OPERATING DATA
Interest Income .................................    $ 120,568       $  106,730   $   77,406   $   70,876   $ 69,819
Interest Expense   ..............................       67,487           53,415       35,918       35,233     39,103
                                                     ------------    ----------   ----------   ----------   --------
Net Interest Income   ...........................       53,081           53,315       41,488       35,643     30,716
Provision for Loan Losses   .....................        3,266            4,138        1,540        1,804      2,186
Noninterest Income:
 Non-recurring Income (b)   .....................       15,904               --           --           --         --
 Other Income   .................................        3,926            5,414        3,911        4,028      3,357
                                                     ------------    ----------   ----------   ----------   --------
  Total Noninterest Income  .....................       19,830            5,414        3,911        4,028      3,357
                                                     ------------    ----------   ----------   ----------   --------
Noninterest Expenses:
 Merger and Acquisition Expenses  ...............          746               --           --           --         --
 Foreclosed Property Expenses, Net   ............        1,651            1,381        2,007        2,741      2,835
 Other Noninterest Expenses .....................       41,525           32,746       25,654       20,760     17,436
                                                     ------------    ----------   ----------   ----------   --------
  Total Noninterest Expenses   ..................       43,922           34,127       27,661       23,501     20,271
                                                     ------------    ----------   ----------   ----------   --------
Income before Income Taxes  .....................       25,723           20,464       16,198       14,366     11,616
Income Taxes ....................................       10,230            8,418        6,747        6,639      5,644
                                                     ------------    ----------   ----------   ----------   --------
Net Income before Cumulative Change  ............       15,493           12,046        9,451        7,727      5,972
Cumulative Change  ..............................           --               --           97           --         --
                                                     ------------    ----------   ----------   ----------   --------
Net Income Available to Common
 Shareholders   .................................    $  15,493       $   12,046   $    9,548   $    7,727   $  5,972
                                                     ============    ==========   ==========   ==========   ========
Loan Originations During Period   ...............    $ 301,482       $  186,298   $  264,642   $  295,158   $224,652
Net Increase in Deposits ........................      103,593              167      371,448       31,650    234,508
Loans Serviced for Others   .....................      261,400          256,100      117,900       36,896     31,430
Capitalized Mortgage Loan Servicing Rights ......          592              716          839           --         --

                     SIGNIFICANT STATISTICAL DATA -- EAGLE




                                                AT OR FOR THE NINE
                                               MONTHS ENDED JUNE 30,            AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                              ----------------------- -----------------------------------------------------------
                                               1997        1996        1996        1995        1994        1993        1992
For the Period:(b)                            ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net Income per Common Share:
 Primary ....................................  $   0.44    $   2.49    $   2.44    $   1.94    $   1.84    $   1.53    $   1.21
 Fully Diluted ..............................  $   0.44    $   2.47    $   2.42    $   1.92    $   1.83    $   1.52    $   1.20
Cash Dividends Paid per
 Common Share  ..............................  $   0.69    $   0.69    $   0.92    $   0.82    $   0.69    $   0.57    $   0.50
Return on Average Assets   ..................      0.21%       1.23%       0.90%       0.80%       0.81%       0.77%       0.69%
Return on Average
 Shareholders' Equity   .....................      2.73%      15.96%      11.62%       9.98%       9.95%       8.68%       7.15%
Average Shareholders' Equity
 to Average Assets   ........................      7.56%       7.68%       7.72%       7.97%       8.18%       8.83%       9.59%
Interest Rate Spread ........................      2.89%       2.99%       2.96%       3.43%       3.43%       3.42%       3.35%
Net Yield on Average
 Earning Assets   ...........................      3.30%       3.25%       3.26%       3.72%       3.70%       3.69%       3.71%
Noninterest Expenses to
 Average Assets   ...........................      2.47%       2.25%       2.54%       2.25%       2.36%       2.33%       2.33%
Noninterest Expenses
 (Excluding Foreclosed Property Expenses and
 Provisions) to Average Assets   ............      2.35%       2.14%       2.45%       2.16%       2.19%       2.06%       2.00%
Ratio of Earnings to
 Fixed Charges ..............................      1.45x       3.74x       2.97x       3.60x       6.88x      11.08x       7.66x
At End of Period:
Book Value per Common Share   ...............   $ 22.02     $ 22.29     $ 21.94     $ 20.71     $ 19.66     $ 18.60     $ 17.67
Tangible Book Value per
 Common Share  .............................    $ 17.19     $ 16.90     $ 16.70     $ 18.11     $ 16.06     $ 18.23     $ 17.23
Common Shares Outstanding (000's)   .........     6,279       6,159       6,199       6,093       4,758       4,669       4,301
Shareholders' Equity to Total
 Assets  ....................................      6.87%       7.76%       7.72%       7.91%       6.94%       9.05%       8.80%
Nonaccrual Assets to Total Assets   .........      0.44%       1.03%       0.98%       1.23%       1.57%       1.73%       2.26%
Allowance for Loan Losses to Nonaccrual Loans    233.14%      86.61%      88.52%      71.03%      82.14%      76.44%      79.72%
Allowances for Nonaccrual Assets to Nonac-
 crual Assets ...............................    109.93%      58.43%      61.07%      49.66%     46.96%       34.80%      23.44%

----------
(a) The increase in intangible assets in 1996 and in 1994 are results of certain assets and liabilities purchased in the Shawmut Acquisition and in the Bank of Hartford acquisition, respectively.

(b) Includes non-recurring income of $15.9 million related to a gain recorded on the sale of branches for the nine months ended June 30, 1996, and for the year ended September 30, 1996.

                       PRO FORMA COMBINED FINANCIAL DATA

                             FINANCIAL CONDITION,
                  OTHER DATA AND OPERATING DATA -- PRO FORMA

                                  AT OR FOR THE
                                   NINE MONTHS
                               ENDED SEPTEMBER 30,
                                                  ---------------------------
                                                     1997           1996
                                                  -------------- ------------
                             (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION
 AND OTHER DATA
Total Assets ....................................  $8,808,860     $7,466,076
Loans Receivable, Net ...........................   4,861,302      4,647,021
Securities   ....................................   3,340,301      2,245,664
Segregated Assets, Net   ........................      44,784         82,905
Intangible Assets  ..............................      80,829         84,202
Deposits  .......................................   5,650,442      5,792,220
Federal Home Loan Bank Advances and Other
 Borrowings  ....................................   2,422,275      1,087,920
Shareholders' Equity  ...........................     480,816        479,614
Number of Banking Offices   .....................         115            117

OPERATING DATA
Interest Income .................................  $  423,670     $  376,441
Interest Expense   ..............................     236,627        211,920
                                                   ----------     ----------
Net Interest Income   ...........................     187,043        164,521
Provision for Loan Losses   .....................      22,138          8,745
Noninterest Income:
 Non-recurring Income ...........................          --         15,904
 Other Income   .................................      30,989         25,032
  Total Noninterest Income  .....................      30,989         40,936
Noninterest Expenses:
 Merger and Acquisition Expenses  ...............      30,557            500
 Foreclosed Property Expenses, Net   ............       3,403          4,168
 Other Noninterest Expenses .....................     126,279        122,249
                                                   ----------     ----------
  Total Noninterest Expenses   ..................     160,239        126,917
                                                   ----------     ----------
Income before Income Taxes  .....................      35,655         69,795
Income Taxes ....................................      13,814         26,135
                                                   ----------     ----------
Net Income before Cumulative Change  ............      21,841         43,660
Cumulative Change  ..............................          --             --
                                                   ----------     ----------
Net Income   ....................................      21,841         43,660
Preferred Stock Dividends   .....................          --            928
                                                   ----------     ----------
Net Income Available to Common
 Shareholders   .................................  $   21,841     $   42,732
                                                   ==========     ==========
Loan Originations During Period   ...............  $  855,108     $  801,558

Net Increase (Decrease) in Deposits  ............    (175,822)       731,398
Loans Serviced for Others   .....................   1,418,816      1,168,146
Capitalized Mortgage Loan Servicing Rights ......       6,079          2,949

                                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------------------
                                                     1996         1995         1994         1993         1992
                                                  ------------ ------------ ------------ ------------ -----------
FINANCIAL CONDITION
 AND OTHER DATA
Total Assets ....................................  $7,368,941   $6,479,567   $6,114,613   $5,054,572   $4,870,743
Loans Receivable, Net ...........................   4,737,883    3,977,725    4,007,710    3,281,388    3,190,249
Securities   ....................................   2,105,173    2,000,185    1,558,401    1,289,107      976,252
Segregated Assets, Net   ........................      75,670      104,839      137,096      176,998      223,907
Intangible Assets  ..............................      81,936       26,720       31,093       17,944       22,564
Deposits  .......................................   5,826,264    5,060,822    5,044,336    4,163,757    4,133,350
Federal Home Loan Bank Advances and Other
 Borrowings  ....................................     957,835      834,557      613,791      452,755      341,652
Shareholders' Equity  ...........................     472,824      460,791      364,112      327,676      314,029
Number of Banking Offices   .....................         120          109          108           91           90
OPERATING DATA
Interest Income .................................  $  507,026   $  439,652   $  370,570   $  323,946   $  260,350
Interest Expense   ..............................     284,908      251,006      188,470      170,518      144,745
                                                   ----------   ----------   ----------   ----------   ----------
Net Interest Income   ...........................     222,118      188,646      182,100      153,428      115,605
Provision for Loan Losses   .....................      13,054        9,864        7,149        9,886       10,390
Noninterest Income:
 Non-recurring Income ...........................      15,904           --           --           --           --
 Other Income   .................................      36,105       33,316       21,378       24,052       15,769
  Total Noninterest Income  .....................      52,009       33,316       21,378       24,052       15,769
Noninterest Expenses:
 Merger and Acquisition Expenses  ...............       1,246        4,271          700           --           --
 Foreclosed Property Expenses, Net   ............       5,158        7,635       12,113       13,154       13,430
 Other Noninterest Expenses .....................     168,073      134,957      128,147       99,348       68,165
                                                   ----------   ----------   ----------   ----------   ----------
  Total Noninterest Expenses   ..................     174,477      146,863      140,960      112,502       81,595
                                                   ----------   ----------   ----------   ----------   ----------
Income before Income Taxes  .....................      86,596       65,235       55,369       55,092       39,389
Income Taxes ....................................      32,602       23,868       17,958       23,672       18,867
                                                   ----------   ----------   ----------   ----------   ----------
Net Income before Cumulative Change  ............      53,994       41,367       37,411       31,420       20,522
Cumulative Change  ..............................          --           --           97        6,408           --
                                                   ----------   ----------   ----------   ----------   ----------
Net Income   ....................................      53,994       41,367       37,508       37,828       20,522
Preferred Stock Dividends   .....................       1,149        1,296        1,716        2,653          581
                                                   ----------   ----------   ----------   ----------   ----------
Net Income Available to Common
 Shareholders   .................................  $   52,845   $   40,071   $   35,792   $   35,175   $   19,941
                                                   ==========   ==========   ==========   ==========   ==========
Loan Originations During Period   ...............  $1,119,061   $  793,607   $1,330,462   $1,035,174   $  823,765
Net Increase (Decrease) in Deposits  ............     765,442       16,486      880,579       30,407    1,745,011
Loans Serviced for Others   .....................   1,476,082    1,223,086    1,264,372      609,240      928,155
Capitalized Mortgage Loan Servicing Rights ......       5,976        3,715        5,646        1,955        3,163

                       PRO FORMA COMBINED FINANCIAL DATA
                         SIGNIFICANT STATISTICAL DATA

                                                  AT OR FOR THE
                                                   NINE MONTHS
                                               ENDED SEPTEMBER 30,              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             ----------------------- -----------------------------------------------------------
                                              1997        1996        1996        1995        1994        1993        1992
For the Period:                              ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net Income per Common Share:
 Primary   .................................  $   1.13    $   2.26    $   2.81    $   2.30    $   2.25    $   2.42    $   1.38
 Fully Diluted   ...........................  $   1.12    $   2.18    $   2.72    $   2.24    $   2.17    $   2.30    $   1.38
Cash Dividends Paid per Common Share .......  $   0.58    $   0.50    $   0.68    $   0.64    $   0.52    $   0.50    $   0.48
Return on Average Assets  ..................      0.36%       0.82%       0.75%       0.66%       0.65%       0.64%       0.60%
Return on Average Shareholders' Equity .....      6.07%      12.28%      11.32%      10.05%      10.52%      11.66%       7.51%
Average Shareholders' Equity to
 Average Assets  ...........................      5.98%       6.64%       6.62%       6.56%       6.18%       6.53%       8.03%
Interest Rate Spread   .....................      3.06%       3.08%       3.09%       2.94%       3.23%       3.11%       3.33%
Net Yield on Average Earning Assets ........      3.25%       3.23%       3.26%       3.12%       3.36%       3.25%       3.57%
Noninterest Expenses to Average Assets            2.66%       2.37%       2.42%       2.34%       2.45%       2.28%       2.40%
Noninterest Expenses (Excluding Fore-
 closed Property Expenses and Provi-
 sions) to Average Assets ..................      2.61%       2.29%       2.35%       2.22%       2.24%       2.01%       2.00%
Ratio of Earnings to Fixed Charges .........      1.50x       2.56x       2.45x       2.25x       2.44x       3.09x       3.41x
At End of Period:
Book Value per Common Share  ...............   $ 25.80     $ 26.41     $ 25.45     $ 24.48     $ 21.92     $ 21.15     $ 19.22
Tangible Book Value per Common Share .......   $ 21.47     $ 21.77     $ 20.95     $ 23.00     $ 19.95     $ 19.90     $ 17.62
Common Shares Outstanding (000's)  .........    18,634      19,991      18,193      18,123      15,827      14,308      14,086
Shareholders' Equity to Total Assets  ......      5.46%       6.42%       6.42%       7.11%       5.95%       6.48%       6.45%
Nonaccrual Assets to Total Assets  .........      0.66%       1.00%       0.98%       1.46%       1.80%       2.18%       2.70%
Allowance for Loan Losses to Nonac-
 crual Loans ...............................    149.73%     103.46%     100.40%      90.93%     102.96%      95.22%      85.02%
Allowances for Nonaccrual Assets to
 Nonaccrual Assets  ........................    109.22%      72.71%      74.78%      64.94%      62.72%      56.97%      55.49%

   ----------

                          THE WEBSTER SPECIAL MEETING


GENERAL

     This Joint Proxy Statement/Prospectus is first being mailed to Webster Stockholders on or about February 13, 1998 and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the Webster Board for use at the Webster Special Meeting to be held on April 2, 1998, at 2:00 p.m., local time, at the Sheraton Four Points Hotel, Waterbury, Connecticut.


MATTERS TO BE CONSIDERED

     At the Webster Special Meeting, Webster Stockholders will be asked, in accordance with the requirements of the Delaware General Corporation Law (the "DGCL"), to consider and vote upon the adoption and approval of the Merger Agreement, the Merger and, in a separate vote, the Certificate Amendment. Approval of the Certificate Amendment by Webster Stockholders is not a condition to Webster's or Eagle's obligation to consummate the Merger. The Webster Stockholders may also be asked to vote upon a proposal to adjourn or postpone the Webster Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for the soliciting of additional votes in connection with obtaining approval of the Merger Agreement or the Certificate Amendment.


PROXIES

     The accompanying form of proxy is for use at the meeting if a Webster Stockholder is unable to attend in person. The proxy may be revoked by the Webster Stockholder at any time before it is exercised by submitting to the Corporate Secretary of Webster written notice of revocation, a properly executed proxy of a later date or by attending the meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of Webster proxies should be addressed to Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06720, Attention: Corporate Secretary. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Merger Agreement and the Certificate Amendment; provided that no proxy that is voted against approval of the Merger Agreement or the Amendment will be voted in favor of any adjournment or postponement of the Webster Special Meeting for the purpose of soliciting additional proxies in connection with obtaining approval of the Merger Agreement or the Certificate Amendment, respectively.

     The entire cost of soliciting the proxies from the Webster Stockholders will be borne by Webster, except that Eagle and Webster have each agreed to pay one-half of any SEC filing fees and printing costs of this Joint Proxy Statement/Prospectus and related materials. In addition to the solicitation of the proxies by mail, Webster will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Webster Common Stock and secure their voting instructions, if necessary. Webster will reimburse such record holders for their reasonable expenses in so doing. Webster has also made arrangements with D.F. King & Co., Inc. to assist it in soliciting proxies from banks, brokers and nominees and has agreed to pay $8,000 plus expenses for such services. If necessary, Webster may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Webster Stockholders, either personally or by telephone, telegram, facsimile or special delivery letter.


RECORD DATE AND VOTING RIGHTS

     Pursuant to the provisions of the DGCL, February 11, 1998 has been fixed as the Record Date for determination of Webster Stockholders entitled to notice of and to vote at the Webster Special Meeting. Accordingly, only holders of shares of record at the close of business on the Record Date of Webster Common Stock will be entitled to notice of and to vote at the Webster Special Meeting. The number of shares of Webster Common Stock entitled to vote at the Webster Special Meeting is

13,657,236. Abstentions from voting will be counted for purposes of determining whether a quorum exists at the Webster Special Meeting. Furthermore, shares represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are not voted in matters where discretionary voting by the broker is not allowed ("broker non-votes"). In addition, abstentions from voting and broker non-votes will not be deemed to have been cast either "for" or "against" the proposals considered at the Webster Special Meeting, and, since adoption and approval of the Merger Agreement and the Certificate Amendment requires the affirmative vote of holders of a majority of outstanding shares of Webster Common Stock entitled to vote at the Webster Special Meeting, will have the same effect as a vote against adoption and approval of the Merger Agreement and the Certificate Amendment. ACCORDINGLY, THE WEBSTER BOARD URGES WEBSTER STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     Each share of Webster Common Stock entitles its holder to one vote. The affirmative vote of a majority of the outstanding shares of Webster Common Stock entitled to vote at the Webster Special Meeting is required for approval of the Merger Agreement and the Certificate Amendment. As of the Record Date, 581,152 shares of Webster Common Stock, or 4.3% of the shares of Webster stock entitled to vote at the Webster Special Meeting, were beneficially owned by directors and executive officers of Webster. It is currently expected that each such director and executive officer of Webster will vote the shares of Webster stock beneficially owned by him or her for approval of the Merger Agreement and the Certificate Amendment. In addition, as of the Record Date, Eagle did not beneficially own any shares of Webster Common Stock. As of the Record Date, directors and executive officers of Eagle beneficially owned 1,105 shares of Webster Common Stock, or significantly less than 1% of the shares of Webster stock entitled to vote at the Webster Special Meeting. Also as of the Record Date, the banking and trust affiliates of Eagle held less than one percent of the outstanding shares of Webster Common Stock in a fiduciary capacity.

     Additional information with respect to beneficial ownership of Webster Common Stock by individuals and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Webster Common Stock by directors and executive officers of Webster is incorporated by reference to the 1996 Annual Report on Form 10-K of Webster. See "INFORMATION INCORPORATED BY REFERENCE."


RECOMMENDATION OF WEBSTER BOARD

     The Webster Board has unanimously approved the Certificate Amendment, the Merger Agreement and the transactions contemplated thereby. The Webster Board believes that the Certificate Amendment, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Webster and Webster Stockholders and recommends that the Webster Stockholders vote "FOR" adoption and approval of the Certificate Amendment, the Merger Agreement and the transactions contemplated thereby, including the Merger. See "THE MERGER -- Recommendation of the Webster Board of Directors and Reasons for the Merger."

                           THE EAGLE SPECIAL MEETING


GENERAL

     This Joint Proxy Statement/Prospectus is first being mailed to Eagle Stockholders on or about February 13, 1998, and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the Eagle Board for use at the Eagle Special Meeting to be held on April 2, 1998, at 10:00 a.m., local time, at Cornucopia Banquet Hall, Torrington, Connecticut.


MATTERS TO BE CONSIDERED

     The purpose of the Eagle Special Meeting is to take action with respect to the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Eagle Stockholders may also be asked to vote upon a proposal to adjourn or postpone the Eagle Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for the soliciting of additional votes to approve the Merger Agreement.


PROXIES

     An Eagle Stockholder may use the accompanying proxy if such Eagle Stockholder is unable to attend the Eagle Special Meeting in person or wishes to have such Eagle Stockholder's shares voted by proxy even if such Stockholder does attend the meeting. An Eagle Stockholder may revoke any proxy given pursuant to this solicitation by delivering to the Corporate Secretary of Eagle, prior to or at the Eagle Special Meeting, a written notice revoking the proxy, or a duly executed proxy relating to the same shares bearing a later date; however, attendance at the Eagle Special Meeting will not in and of itself constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of Eagle proxies should be addressed to Eagle Financial Corp., 222 Main Street, Bristol, Connecticut 06010,
Attention: Corporate Secretary. For such notice of revocation or later proxy to be valid, however, it must actually be received by Eagle prior to the vote of the Eagle Stockholders at the Eagle Special Meeting. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Merger Agreement and in the discretion of the proxyholder as to any other matter which may come properly before the Special Meeting. If necessary, the proxyholder may vote in favor of a proposal to adjourn or postpone the Special Meeting in order to permit further solicitations of proxies in the event there are not sufficient votes to approve the Merger Agreement at the time of the Special Meeting. However, no proxyholder will vote any proxies voted against approval of the Merger Agreement for a proposal to adjourn or postpone the Eagle Special Meeting for the purpose of soliciting additional proxies.

     Eagle intends to count shares of Eagle Common Stock present in person at the Eagle Special Meeting but not voting, and shares of Eagle Common Stock for which it has received proxies but with respect to which holders of such shares have abstained, as present at the Eagle Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. In addition, brokers who hold shares of Eagle Common Stock in "street name" for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the matters to be considered and voted upon at the Eagle Special Meeting without specific instructions from such customers.

     Solicitation of proxies may be made in person or by mail, telephone or facsimile, by directors, officers and employees of Eagle, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners. In addition, D.F. King & Co., Inc. has been engaged to assist in the solicitation of proxies, the cost of which will be borne by Webster.

     All costs of solicitation of proxies from Eagle Stockholders will be borne by Eagle, except that Webster and Eagle have each agreed to pay one-half of any SEC filing fees and printing costs of this Joint Proxy Statement/Prospectus and related materials.

RECORD DATE AND VOTING RIGHTS

     The Eagle Board has fixed February 11, 1998 as the Record Date for the determination of the Eagle Stockholders entitled to receive notice of and to vote at the Eagle Special Meeting. At the close of business on the Record Date, there were 6,530,944 shares of Eagle Common Stock outstanding held by approximately 2,755 holders of record. Each share of Eagle Common Stock outstanding on the Record Date entitles its holder to one vote as to the approval of the Merger Agreement and the transactions contemplated thereby and any other proposal that may properly come before the Eagle Special Meeting.

     Under the DGCL, approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the Merger Agreement at the Eagle Special Meeting. As of the Record Date, approximately 322,158 shares of Eagle Common Stock, or approximately 4.9% of the shares entitled to vote at the Eagle Special Meeting, were beneficially owned by directors and executive officers of Eagle. It is currently expected that each such director and executive officer of Eagle will vote the shares of Eagle stock beneficially owned by him or her for approval of the Merger Agreement and the transactions contemplated thereby. As of the Record Date, Webster beneficially owned 231,570 shares of Eagle Common Stock, or 3.5% of the shares entitled to vote at the Eagle Special Meeting, and the banking and trust subsidiaries of Webster, as fiduciaries, custodians and agents, held less than one percent of the shares entitled to vote at the Eagle Special Meeting. Also, as of the Record Date, directors and executive officers of Webster did not beneficially own any shares of Eagle Common Stock.

     Additional information with respect to beneficial ownership of Eagle Common Stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Eagle Common Stock by directors and executive officers of Eagle is incorporated by reference to the 1997 Annual Report on Form 10-K of Eagle. See "INFORMATION INCORPORATED BY REFERENCE."

     BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF OUTSTANDING SHARES OF EAGLE COMMON STOCK ENTITLED TO VOTE THEREON, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE MERGER AGREEMENT. ACCORDINGLY, THE EAGLE BOARD URGES EAGLE STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.


RECOMMENDATION OF THE EAGLE BOARD

     The Eagle Board has (with one director absent) approved the Merger Agreement and the transactions contemplated thereby. The Eagle Board believes that the Merger is fair to and in the best interests of Eagle and Eagle Stockholders and recommends that Eagle Stockholders vote "FOR" approval and adoption of the Merger Agreement and the Merger. See "THE MERGER -- Recommendation of the Eagle Board of Directors and Reasons for the Merger."

                                  THE MERGER

     The information in this section, which describes the material provisions of the Merger Agreement and the Stock Option Agreement, is qualified in its entirety by reference to the full text of the Merger Agreement and the Stock Option Agreement, each of which is set forth as an exhibit to Webster's Current Report on Form 8-K filed with the SEC on November 24, 1997 and each of which is incorporated herein by reference. A copy of the Merger Agreement (including each of the exhibits thereto) and the other documents described in this Joint Proxy Statement/Prospectus will be provided promptly without charge upon oral or written request made as described herein. See "AVAILABLE INFORMATION."


THE PARTIES

     The Merger Agreement was entered into between Webster and Eagle. The Merger Agreement provides for, among other things, the merger of Eagle into Webster.

     Webster. Webster is a Delaware corporation and the holding company of Webster Bank, its wholly-owned federal savings bank subsidiary. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. Deposits at Webster Bank are insured by the FDIC. Through Webster Bank, Webster currently serves customers from 84 banking offices, three commercial banking centers, six trust offices and more than 100 ATMs located in New Haven, Fairfield, Litchfield, Hartford and Middlesex Counties in Connecticut. Webster's focus is on providing financial services to individuals, families and businesses. Webster emphasizes four business lines: consumer banking, business banking, mortgage banking, and trust and investment management services, each supported by centralized administration, marketing, finance and operations. Through its recent acquisitions of People's Savings Financial Corp. and Sachem Trust National Association and the resulting formation of its subsidiary Webster Trust Company, National Association, Webster has established a leading position in the trust and investment management services market in Connecticut and is able to offer its customers a greater variety of financial services. Webster's goal is to provide banking services that are fairly priced, reliable and convenient.

     At September 30, 1997, Webster had total consolidated assets of $6.8 billion, total deposits of $4.2 billion, and shareholders' equity of $363 million. Webster Common Stock is quoted on Nasdaq under the symbol "WBST." The address of Webster's principal executive offices is Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, and its telephone number is (203) 753-2921.

     Webster, as a federal savings bank holding company, is regulated by the OTS. Webster Bank, as a federal savings bank, also is regulated by the OTS, and, as to certain matters, by the FDIC.

     Eagle. Eagle is the holding company of Eagle Bank. As a community oriented savings bank, Eagle Bank focuses on the financial needs of its customers in its local markets, seeking to develop long-term deposit and lending relationships. Through Eagle Bank, Eagle provides consumer banking services through 26 traditional banking offices and four in-store supermarket branch offices in Connecticut, serving the Torrington, Bristol and Hartford markets. Deposit accounts at Eagle Bank are insured by the FDIC.

     At September 30, 1997, Eagle had total assets of $2.1 billion, deposits of $1.4 billion and shareholders' equity of $144.7 million. Eagle Common Stock is quoted on Nasdaq under the symbol "EGFC." The address of Eagle's principal executive office is Eagle Financial Corp., 222 Main Street, Bristol, Connecticut 06010 and its telephone number is (860) 314-6400.

     Eagle, as a federal savings bank holding company, is regulated by the OTS. Eagle Bank, as a federal savings bank, also is regulated by the OTS and, as to certain matters, by the FDIC.


BACKGROUND OF THE MERGER

     The managements of Webster and Eagle have been familiar with each other for several years. In 1989, Webster and Eagle announced an agreement to merge, which agreement was terminated by mutual consent in 1990 due to the prevailing environment in the banking and financial services industry. After that time and from time to time, James C. Smith, Chairman and Chief Executive Officer of

Webster, and Robert J. Britton, President and Chief Executive Officer of Eagle, met and had general discussions concerning the banking and financial services industry generally and the banking environment in Connecticut in particular.

     Mr. Smith and Mr. Britton began a series of discussions in late September 1997 regarding the possibility of a strategic business combination involving Webster and Eagle. Although no specific terms were discussed at these meetings, Messrs. Smith and Britton agreed that, in view of the competitive environment in the banking and financial services industries in Connecticut and generally, and in view of the trend toward consolidation taking place, a strategic business combination between the two companies could have benefits for both companies. On October 6, 1997, management of Webster and management of Eagle met with members of the Eagle Board to discuss generally the terms of a possible business combination between Webster and Eagle. From late September 1997 to the date of the Merger Agreement, Eagle did not receive other offers or solicitations relating to a potential business combination.

     On October 15, 1997, the Eagle Board met with the management of Eagle to discuss a number of strategic alternatives available to Eagle, including a possible business combination with a larger institution such as Webster. At this meeting, the Eagle Board authorized Mr. Britton to retain a financial advisor with respect to the exploration of such strategic alternatives.

     On October 21, 1997, the Eagle Board met with the management of Eagle and Eagle's financial advisor, Sandler O'Neill. At that meeting, the Eagle Board reviewed with Eagle management and Sandler O'Neill Eagle's business and operations and prospects, and Sandler O'Neill discussed a number of strategic alternatives available to Eagle, including Eagle's strategy of expanding through internal growth and targeted acquisitions as well as the possibility of a business combination with a larger institution such as Webster. Following this meeting, the Eagle Board authorized Mr. Britton to continue to engage in discussions with Mr. Smith regarding a potential business combination with Webster.

     Later on October 21, 1997, Mr. Smith and Mr. Britton met again and Mr. Smith indicated that the Executive Committee of the Webster Board had authorized him to negotiate the terms of a business combination in which Eagle would merge with and into Webster. Over the next several days, discussions continued between Mr. Smith and Mr. Britton, other members of Webster and Eagle management and advisors to each of Webster and Eagle. Also on October 21, 1997, Webster retained Merrill Lynch as its financial advisor in connection with a possible business combination with Eagle. As a result of the foregoing discussions, the financial terms of the Merger, including the Exchange Ratio and the Option with respect to up to 19.9% of the outstanding shares of Eagle Common Stock issued by Eagle to Webster, were negotiated and agreed upon by the managements of Webster and Eagle, subject to approval by their respective Boards of Directors.

     Following agreement on the basic financial terms of a business combination, each of the companies commenced a due diligence review of the other and their legal representatives commenced negotiation of the terms of a definitive agreement and plan of merger and a stock option agreement.

     At a meeting of the Webster Board on October 24, 1997, senior management of Webster, together with its legal and financial advisors, reviewed for the Webster Board the discussions and contacts with Eagle to date, the previous discussions with and actions of the Executive Committee of the Webster Board and of Webster management, the financial terms of the proposed Merger and the other terms of the Merger Agreement. Merrill Lynch reviewed the financial terms of the Merger and the expected financial and business impact of the Merger on Webster and rendered its opinion to the Webster Board as to the fairness, from a financial point of view, of the Exchange Ratio to Webster. Webster's legal counsel reviewed for the Webster Board its fiduciary obligations under Delaware law in connection with its consideration of the Merger Agreement and the Merger and also reviewed the terms of the Merger Agreement and the Stock Option Agreement. Following discussion among and questions by the members of the Webster Board to Webster management and its financial and legal representatives, the members of the Webster Board voted unanimously to approve the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Stock Option Agreement.

     At a meeting of the Eagle Board on October 26, 1997, senior management of Eagle, together with its legal and financial advisors, reviewed for the Eagle Board the discussions and contacts with Webster to date, the previous discussions with and actions of Eagle management, the financial terms of the proposed Merger and the other terms of the Merger Agreement. Sandler O'Neill reviewed the financial terms of the Merger and the expected financial and business impact of the Merger on the combined company and rendered its opinion to the Eagle Board as to the fairness, from a financial point of view, of the Exchange Ratio to Eagle Stockholders. Eagle's legal counsel reviewed for the Eagle Board its fiduciary obligations under Delaware law in connection with its consideration of the Merger Agreement and the Merger and also reviewed the terms of the Merger Agreement and the Stock Option Agreement. Following discussion among and questions by the members of the Eagle Board to Eagle management and its financial and legal representatives, the members of the Eagle Board voted unanimously, with one director absent, to approve the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Stock Option Agreement.


RECOMMENDATION OF THE WEBSTER BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     The Webster Board has approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Webster and its stockholders. THE WEBSTER BOARD RECOMMENDS THAT WEBSTER STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. In reaching its decision to approve the Merger Agreement, the Webster Board consulted with its outside counsel regarding the legal terms of the Merger and the Webster Board's fiduciary obligations in its consideration of the Merger, its financial advisor, Merrill Lynch, regarding the financial aspects and fairness, from a financial point of view, of the proposed Merger Agreement, as well as with management of Webster, and considered the following:


        (i)    The  Webster  Board's   familiarity  with,  and  review  of,  the
               business, financial condition, results of operations and prospects of Webster, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated therewith;

        (ii) The current and prospective environment in which Webster operates, including national and local economic conditions, the highly competitive environment for financial institutions generally, the changing regulatory environment and the trend toward consolidation in the financial services industry;

        (iii) Information (including the results of its due diligence review of Eagle) concerning the business, financial condition, results of operations, asset quality and prospects of Eagle, including the Eagle franchise, the future prospects of Eagle's business, the business potential and strategic market positioning of the combined company following the proposed Merger, and the potential cost savings and synergies expected from the Merger and the business risks associated therewith;

        (iv) The premium to the market price of Eagle Common Stock at the announcement of the Merger represented by the Exchange Ratio and the financial impact of the Merger on Webster's financial condition and results of operation, including the fact that the Merger is expected to be dilutive to book value and tangible book value per share and accretive to Webster's earnings per share in the fiscal year in which the Merger is consummated and thereafter (although the Webster Board considered that the combined company's ability to achieve such results depends upon various factors, a number of which will be beyond its control, including the regulatory environment, economic conditions, unanticipated changes in business conditions, interest rates and inflation, and that there can be no assurances in this regard) and that, based upon the closing price of Webster Common Stock on October 21, 1997, the per share price represented by the Exchange Ratio represented multiples to Eagle's book value, tangible book value and projected next fiscal year earnings per share, and an implied deposit premium, that were higher than corresponding mean figures for the Comparable Transactions (as defined herein) reviewed in the Merrill Lynch Report (as defined herein) as a group (see "-- Opinion of Webster's Financial Advisor);

        (v) The terms of the Merger Agreement, the Stock Option Agreement and the transactions and agreements contemplated thereby, including, without limitation, the fact that the fixed Exchange Ratio generally provides certainty with respect to the maximum number of shares of Webster Common Stock that Webster will be required to issue in connection with the Merger and that the proposed Merger is expected to qualify as a "reorganization" for purposes of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and as a pooling-of-interests" for accounting and financial reporting purposes;

        (vi) The fact that three directors of Eagle are expected to become members of the Webster Board in connection with the Merger, and that the other nonemployee directors of Eagle will serve on an advisory board to Webster following consummation of the Merger;

        (vii) The opinion of Merrill Lynch that the Exchange Ratio pursuant to the Merger Agreement is fair to Webster from a financial point of view (see "-- Opinion of Webster's Financial Advisor");

        (viii) The likelihood of receipt of the Requisite  Regulatory  Approval;
               and

        (ix) The compatibility with respect to businesses and management philosophies of Eagle and Webster.

     The foregoing discussion of the information and factors considered by the Webster Board is not intended to be exhaustive but is believed to include all material factors considered by the Webster Board. In reaching its determination to approve and recommend the Merger, the Webster Board did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Merrill Lynch referred to above, the Webster Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreement, as being fair to, and in the best interests of, Webster and its stockholders.

RECOMMENDATION OF THE EAGLE BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     The Eagle Board has approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Eagle and the Eagle Stockholders. THE EAGLE BOARD RECOMMENDS THAT EAGLE STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. In reaching its decision to approve the Merger Agreement, the Eagle Board consulted with its outside counsel regarding the legal terms of the Merger and the Eagle Board's fiduciary obligations in its consideration of the Merger, its financial advisor, Sandler O'Neill, regarding the financial aspects and fairness, from a financial point of view, of the proposed Exchange Ratio, as well as with management of Eagle, and considered the following:

        (i) The Eagle Board's familiarity with, and review of, the business, financial condition, results of operations and prospects of Eagle, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated therewith;

        (ii) The current and prospective environment in which Eagle operates, including national and local economic conditions, the highly competitive environment for financial institutions generally, the changing regulatory environment, and the trend toward consolidation in the financial services industry;

        (iii) The potential appreciation in market and book value of Eagle Common Stock on both a short- and long-term basis, as a stand-alone entity;

        (iv) Information (including the results of its due diligence review of Webster) concerning the business, financial condition, results of operations, asset quality and prospects of Webster, including the long-term growth potential of Webster Common Stock, the future growth prospects of Webster combined with Eagle following the proposed Merger, and the potential cost savings and synergies expected from the Merger and the business risks associated therewith;

        (v) The terms of the Merger Agreement, the Stock Option Agreement and the transactions and agreements contemplated thereby, including, without limitation, the fact that Webster's offer of Webster Common Stock in exchange for Eagle Common Stock can be effected on a tax-free basis for Eagle Stockholders, the proposed arrangements with respect to the board of directors and management of the combined company after the Merger and the fact that directors and executive officers of Eagle could be deemed to have certain interests in the Merger other than their interests as Eagle Stockholders (see "--Interests of Certain Persons in the Merger" and "MANAGEMENT AND OPERATIONS AFTER THE MERGER");


        (vi) The potential for appreciation and growth for the market and book value of Webster Common Stock following the proposed Merger;


        (vii) The opinion of Sandler O'Neill that the Exchange Ratio pursuant to the Merger Agreement is fair to Eagle Stockholders from a financial point of view (see "-- Opinion of Eagle's Financial Advisor");

        (viii) The advantages and disadvantages of Eagle remaining as an independent institution or affiliating with a larger institution;

        (ix) The Stock Option Agreement, including the possibility that the existence of the Stock Option or Agreement could discourage third parties from offering to acquire Eagle by increasing the financial cost of such an acquisition, and recognizing that Eagle's entering into the Stock Option Agreement was a condition to Webster's willingness to enter into the Merger Agreement (see "-- Stock Option Agreement");

        (x)    The likelihood of the Requisite Regulatory Approval;

        (xi) The short- and long-term interests of Eagle and the Eagle Stockholders, the interests of the employees, customers, creditors and suppliers of Eagle, and the interests of the Eagle community that may be served to advantage by an appropriate affiliation with a larger institution with increased economies of scale and with a greater capacity to serve all of the banking needs of the community; and

        (xii)  The  compatibility  with  respect to  businesses  and  management
               philosophies   of  Eagle  and  Webster,   and  Webster's   strong
               commitment to the communities it serves.

     The foregoing discussion of the information and factors considered by the Eagle Board is not intended to be exhaustive but is believed to include all material factors considered by the Eagle Board. In reaching its determination to approve and recommend the Merger, the Eagle Board did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Sandler O'Neill referred to above, the Eagle Board unanimously (with one director absent) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreement, as being fair to and in the best interests of Eagle and Eagle Stockholders.


OPINION OF WEBSTER'S FINANCIAL ADVISOR

     On October 21, 1997, Webster engaged Merrill Lynch to act as its exclusive financial advisor in connection with the Merger. Pursuant to the terms of its engagement, Merrill Lynch agreed to assist Webster in analyzing, structuring, negotiating and effecting a transaction with Eagle.

     Representatives of Merrill Lynch were present at the meeting of the Webster Board of Directors held on October 24, 1997 at which the Webster Board considered and approved the Merger Agreement. At that meeting, Merrill Lynch rendered its oral opinion (the "Merrill Lynch Opinion") that, as of such date, the Exchange Ratio (see "-- Exchange Ratio") was fair to the holders of shares of Webster common stock from a financial point of view. Such opinion was confirmed in writing on October 26, 1997 and again as of the date of this Proxy Statement.

     The full text of Merrill Lynch's written opinion dated as of the date of this Proxy Statement is attached as Appendix A to this Proxy Statement and is incorporated herein by reference. The description of the Merrill Lynch Opinion set forth herein is qualified in its entirety by reference to the full text of such opinion set forth in Appendix A. Webster shareholders are urged to read the Merrill Lynch Opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken, by Merrill Lynch in connection therewith.


     THE MERRILL LYNCH OPINION IS DIRECTED TO THE WEBSTER BOARD AND ADDRESSES ONLY THE EXCHANGE RATIO. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF WEBSTER TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY WEBSTER STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE WEBSTER MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER IN CONNECTION THEREWITH.


     In connection with rendering its opinion dated October 26, 1997, Merrill Lynch performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Merrill Lynch underlying the Merrill Lynch Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the Merrill Lynch Opinion.

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Webster, Eagle and Merrill Lynch. The analyses performed by Merrill Lynch are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. With respect to the comparison of selected companies analysis and the analysis of selected bank merger transactions summarized below, no public company utilized as a comparison is identical to Webster or Eagle. Accordingly, an analysis of publicly-traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies concerned. The analyses do not purport to be appraisals or to reflect the prices at which Webster or Eagle might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Merrill Lynch was not asked to consider, and the Merrill Lynch Opinion does not in any manner address, the price at which shares of Webster Common Stock will actually trade following consummation of the Merger. In addition, as described below, the Merrill Lynch Opinion was among many factors taken into consideration by the Webster Board in making its determination to approve the Merger Agreement (see "-- Recommendation of the Board and Reasons for the Merger"). Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Webster Board or Webster's management with respect to the Merger.

     In arriving at its opinion, Merrill Lynch, among other things, reviewed certain publicly available business and financial information relating to Webster and Eagle, as well as a draft of the Merger Agreement. Merrill Lynch also reviewed certain other information, including financial forecasts for Webster and Eagle, as well as information regarding cost savings and related expenses expected to result from the Merger (the "Expected Synergies") provided to it by Webster, and met with members of senior management of Webster to discuss the businesses and prospects of Webster and Eagle, before and after giving effect to the Merger, and the Expected Synergies.

     Merrill Lynch reviewed certain financial and stock market data for Webster and Eagle and compared that data with similar data for other publicly-held companies that Merrill Lynch deemed to be relevant. In addition, Merrill Lynch considered the financial terms of certain other transactions which Merrill Lynch deemed relevant. Merrill Lynch also considered the pro forma impact of the Merger. Merrill Lynch reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available. Merrill Lynch has not assumed responsibility for independently verifying such information, has not undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Webster or Eagle or any of their subsidiaries and was not furnished with any such evaluation or appraisal. Merrill Lynch is not an expert in the evaluation of allowances for loan losses and has not made an independent evaluation of the adequacy of the allowances for loan losses of each of Webster or Eagle, nor has Merrill Lynch reviewed any individual credit files relating to Webster or Eagle, and Merrill Lynch has assumed that the aggregate allowance for loan losses for each of Webster and Eagle is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Merrill Lynch has not assumed any obligation to conduct, nor has it conducted any physical inspection of the properties or facilities of Webster or Eagle. Merrill Lynch also assumed and relied upon the senior management of Webster and Eagle as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefore) provided to, and discussed with, Merrill Lynch. In that regard, Merrill Lynch has assumed with Webster's consent that such forecasts, including, without limitation, financial forecasts, evaluations of contingencies and projections regarding under-performing and non-performing assets, net charge-offs, adequacy of reserves, future economic conditions, results of operations, and the Expected Synergies furnished to or discussed with Merrill Lynch by Webster reflect the best currently available estimates, allocations and judgment of Webster's senior management as to the expected future financial performance of Webster, Eagle and the combined entity, as the case may be. Merrill Lynch expressed no opinion as to such financial forecast information or the Expected Synergies or the assumptions on which they were based. In addition, Merrill Lynch assumed that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for United States Federal income tax purposes.

     The Merrill Lynch Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. For purposes of rendering its opinion Merrill Lynch assumed, in all respects material to its analysis, that the representations and warranties of each party to the Merger Agreement and all related documents and instruments (collectively, the "Documents") contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Merrill Lynch also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     The projections furnished to Merrill Lynch and used by it in certain of its analyses were prepared by the senior management of Webster. Webster does not publicly disclose internal management projections of the type provided to Merrill Lynch in connection with its review of the merger, and as a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in such projections.

     The following is a summary of the material analyses presented by Merrill Lynch to the Webster Board of Directors on October 24, 1997 (the "Merrill Lynch Report"), in connection with its fairness opinion.

     Summary of Proposal. Merrill Lynch reviewed the terms of the proposed transaction, including the Exchange Ratio and the implied aggregate transaction value. Based on Webster's closing stock price of $65.25 on October 21, 1997, Merrill Lynch calculated an implied transaction value per share of Eagle of $54.81, and an implied total transaction value of approximately $358 million. Merrill Lynch calculated the price to market, price to book, price to tangible book, implied deposit premium (defined as the transaction value minus the tangible book value divided by total deposits), price to projected 1998 and 1999 earnings multiples, projected 1998 cash earnings multiple and projected 1998 cash earnings multiples including fully phased-in expected synergies after-tax for Eagle in the Merger based on such implied total transaction value. This analysis yielded a price to market multiple of 1.30x , a price to book value multiple of 2.45x, a price to tangible book value multiple of 3.08x, an implied deposit premium of 17.92%, a price to projected 1998 earnings multiple of 18.76x (assuming reported average earnings estimates based on data from First Call), a price to projected 1998 cash earnings multiple of 16.25x and a price to projected 1998 cash earnings multiple including fully phased-in expected synergies after-tax of 11.51x.

     Pro Forma Merger Analysis. Based on projections provided by Webster, including the assumption of after-tax fully-phased-in expected synergies of approximately $14.3 million in 1999 and after-tax reorganization charges of approximately $13.3 million, Merrill Lynch analyzed certain pro forma effects of the Merger. This analysis indicated that the transaction would be accretive to projected earnings per share of Webster Common Stock in 1998 and thereafter, and that the Merger would be dilutive to Webster's book value and tangible book value per share at the assumed closing of the Merger on March 31, 1998. In this analysis, Merrill Lynch assumed that Webster performed in accordance with the earnings forecasts and Expected Synergies provided to Merrill Lynch by Webster's senior management.

     Discounted Dividend Stream Analysis. Using a discounted dividend stream analysis, Merrill Lynch estimated the present value of the future streams of after-tax cash flows that Eagle could produce and distribute to shareholders ("dividendable net income") assuming an after-tax expected synergies of $14.3 million in 1999 and an after-tax restructuring charge of $13.3 million in 1997. Merrill Lynch assumed that Eagle performed in accordance with earnings forecasts provided to Merrill Lynch by Webster's senior management and that Eagle's tangible common equity to tangible asset ratio would be maintained at a minimum 5% level. Merrill Lynch estimated the terminal values for the Eagle common stock at 12.00 to 14.00 times Eagle's 2003 estimated operating income (defined as net income before amortization of intangibles). The dividendable net income streams and terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 14.0%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Eagle Common Stock. This discounted dividend stream analysis indicated a reference range of $53.29 to $64.62 per share for Eagle Common Stock. As indicated above, this analysis was based on Eagle management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Merrill Lynch noted that the discounted dividend stream analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Analysis of Selected Thrift Merger Transactions. Merrill Lynch reviewed publicly available information regarding 17 thrift merger transactions with a value greater than $100 million and less than $900 million which had occurred in the United States since January 1, 1997 that it deemed to be relevant (the "Comparable Transactions"). Merrill Lynch compared the price to market, price to book value, price to tangible book value, price to projected earnings and the implied deposit premium paid in the Merger to the corresponding ratios for the Comparable Transactions. This analysis yielded a range of (i) price to market multiples of 1.03x to 1.73x with a mean of 1.33x and an upper quartile mean of
1.61 (compared with multiple of 1.30x for Eagle in the Merger), (ii) price to book value multiples of 1.51x to 4.80x with a mean of 2.20x and an upper quartile mean of 3.24x (compared with a multiple of 2.45x for Eagle in the Merger), (iii) price to tangible book value multiples of 1.51x to 4.80x with a mean of 2.27x and an upper quartile mean of 3.33x (compared with a multiple of 3.08x for Eagle in the Merger), (iv) price to projected earnings multiples of 12.14x to 24.02x with a mean of 16.79x and an upper quartile mean of 20.78x (compared with a multiple of 18.76x for Eagle in the merger), and (v) implied deposit premiums paid of 7.56% to 43.83% with a mean of 18.11% and an upper quartile mean of 30.99% (compared with an implied deposit premium of 17.92% for Eagle in the Merger).

     No company or transaction used in the above analysis as a comparison is identical to Eagle or the Merger respectively. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values as the case may be, of Eagle and the companies to which they are being compared.

     Comparison of Selected Comparable Companies -- Eagle. In connection with the Merrill Lynch Opinion, Merrill Lynch compared selected operating and stock market results of Eagle to the publicly available corresponding data of certain other companies which Merrill Lynch deemed to be relevant, including Andover Bancorp Inc., Bancorp Connecticut, Inc., CFX Corp., Dime Financial Corp., First Essex Bancorp Inc., FirstFed America Bancorp Inc., First Federal of East Hartford, Mechanics Savings Bank, Medford Savings Bank, SIS Bancorp Inc., and Warren Bancorp Inc. (collectively the "Eagle Composite"). This comparison showed, among other things, that as for the latest quarter ended September 30, 1997 (i) Eagle's ratio of noninterest expense to average assets was 1.82% compared to a mean of 1.70% and a median of 1.72% for the Eagle Composite, (ii) Eagle's ratio of noninterest income to average assets was 0.36% compared to a mean of 0.45% and a median of 0.32% for the Eagle Composite, (iii) Eagle's net interest margin was 3.31% compared with a mean 3.54% and a median of 3.44% for the Eagle Composite, (iv) Eagle's efficiency ratio (defined as noninterest expenses divided by the sum of noninterest income and net interest income before provision for loan losses) was 49.32% compared with a mean of 55.82% and a median of 57.13% for the Eagle Composite, (v) Eagle's return on average assets was 0.84% compared to a mean of 1.14% and a median of 1.06% for the Eagle Composite, and (vi) Eagle's return on average common equity was 12.18% compared to a mean of 13.07% and a median of 12.42% for the Eagle Composite. This comparison also indicated that (i) at September 30, 1997, (A) Eagle's tangible common equity to tangible asset ratio was 5.57% compared to a mean of 8.86% and a median of 8.42% for the Eagle Composite, (B) Eagle's ratio of equity to assets was 6.90% compared with a mean of 9.03% and a median of 8.71% for the Eagle Composite, (C) Eagle's Tier 1 leverage ratio was 16.86% compared with a mean of 15.39% and a median of 14.85% for the Eagle Composite, (D) Eagle's ratio of nonperforming loans to total loans was 0.39% compared with a mean of 0.87% and a median of 0.81% for the Eagle Composite, (E) Eagle's ratio of nonperforming assets to total assets was 0.39% compared with a mean of 0.62% and a median of 0.58% for the Eagle Composite, (F) Eagle's ratio of loan loss reserves to nonperforming assets was 118.62% compared with a mean of 196.11% and a median of 152.02% for the Eagle Composite, (G) Eagle's ratio of loan loss reserves to nonperforming loans was 218.07% compared with a mean of 227.11% and a median of 181.81% for the Eagle Composite, (ii) as of October 21, 1997 (H) the ratio of
Eagle's market price to estimated earnings for the twelve- month period ending December 31, 1997 was 16.13x compared to a mean of 15.75x and a median of 15.21x for the Eagle Composite (assuming reported average earnings estimates based on data from First Call, for both Eagle and the Eagle Composite), (I) the ratio of Eagle's market price to estimated cash earnings for the twelve-month period ending December 31, 1997 was 13.68x compared to a mean of 15.43x and a median of 14.07x for the Eagle Composite, (J) the ratio of Eagle's market price to estimated earnings for the twelve-month period ending December 31, 1998 was 14.50x compared to a mean of 15.08x and a median of 14.49x for the Eagle Composite, (K) the ratio of Eagle's market price to estimated cash earnings for the twelve-month period ending December 31, 1998 was 12.49x compared to a mean of 14.77x and a median of 14.12x for the Eagle Composite, (L) the ratio of Eagle's market price to book value per share at September 30, 1997 was 1.82x compared to a mean of 1.78x and a median of 1.76x for the Eagle Composite, (M) the ratio of Eagle's market price to tangible book value per share at September 30, 1997 was 2.28x compared to a mean of 1.82x and a median of 1.83x for the Eagle Composite, and (N) Eagle's dividend yield was 2.40% compared to a mean of 1.84% and a median of 2.01% for the Eagle Composite.

     Discounted Dividend Stream Analysis -- Webster. Using a discounted dividend stream analysis, Merrill Lynch estimated the dividendable net income of Webster on a stand-alone basis from 1997 through 2002. Merrill Lynch assumed that Webster performed in accordance with the earnings forecasts provided to Merrill Lynch by Webster's senior management and that Webster's tangible common equity to tangible asset ratio would be maintained at a minimum 5% level. Merrill Lynch estimated the terminal values for the Webster common stock at 12.00 and 14.00 times Webster's 2003 estimated operating income (defined as net income before amortization of intangibles). The dividendable net income streams and terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 14.0%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Webster Common Stock. This discounted dividend stream analysis indicated a median reference value of $60.94 per share for Webster Common Stock. As indicated above, this analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Merrill Lynch noted that the discounted dividend stream analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Comparison of Selected Comparable Companies -- Webster. Merrill Lynch compared selected operating and stock market results of Webster to the publicly available corresponding data of certain other companies which Merrill Lynch deemed to be relevant, including Affiliated Community Bancorp, ALBANK Financial Corp., Andover Bancorp Inc., CFX Corp., First Essex Bancorp Inc., Peoples Heritage Financial Group, SIS Bancorp Inc., ONBANCorp Inc. (collectively the "Webster Composite"). This comparison showed, among other things, that as for the latest quarter ended September 30, 1997 (i) Webster's ratio of noninterest expense to average assets was 1.33% compared to a mean of 1.69% and a median of 1.66% for the Webster Composite, (ii) Webster's ratio of noninterest income to average assets was 0.51% compared to a mean of 0.53% and a median of 0.49% for the Webster Composite, (iii) Webster's net interest margin was 3.17% compared with a mean 3.63% and a median of 3.50% for the Webster Composite, (iv) Webster's efficiency ratio (defined as noninterest expenses divided by the sum of noninterest income and net interest income before provision for loan losses) was 51.86% compared with a mean of 55.40% and a median of 52.83% for the Webster Composite, (v) Webster's return on average assets was 0.90% compared to a mean of 0.98% and a median of 0.98% for the Webster Composite, and (vi) Webster's return on average common equity was 16.72% compared to a mean of 12.62% and a median of 12.24% for the Webster Composite. This comparison also indicated that
(i) at September 30, 1997, (A) Webster's tangible common equity to tangible asset ratio was 4.63% compared to a mean of 7.55% and a median of 7.74% for the Webster Composite, (B) Webster's ratio of equity to assets was 5.34% compared with a mean of 7.99% and a median of 7.78% for the Webster Composite, (C) Webster's Tier 1 leverage ratio was 12.39% compared with a mean of 12.91% and a median of 12.57% for the Webster Composite, (D) Webster's ratio of nonperforming loans to total loans was 1.01% compared with a mean of 0.83% and a median of 0.85% for the Webster Composite, (E) Webster's ratio of nonperforming assets to total assets was 0.72% compared with a mean of 0.59% and a median of 0.57% for the Webster Composite, (F) Webster's ratio of loan loss reserves to nonperforming assets was 106.07% compared with a mean of 166.29% and a median of 137.83% for the Webster Composite, (G) Webster's ratio of loan loss reserves to nonperforming loans was 136.60% compared with a mean of 191.85% and a median of 169.60% for the Webster Composite, (ii) as of October 21, 1997 (H) the ratio of Webster's market price to estimated earnings for the twelve-month period ending December 31, 1997 was 17.04x compared to a mean of 16.40x and a median of 16.52x for the Webster Composite (assuming reported average earnings estimates based on data from First Call, for both Webster and the Webster Composite), (I) the ratio of Webster's market price to estimated cash earnings for the twelve-month period ending December 31, 1997 was 15.32x compared to a mean of 15.61x and a median of 15.40x for the Webster Composite, (J) the ratio of Webster's market price to estimated earnings for the twelve- month period ending December 31, 1998 was 15.35x compared to a mean of 14.77x and a median of 14.49x for the Webster Composite, (K) the ratio of Webster's market price to estimated cash earnings for the twelve-month period ending December 31, 1998 was 13.94x compared to a mean of 14.12x and a median of 13.83x for the Webster Composite, (L) the ratio of Webster's market price to book value per share at September 30, 1997 was 2.43x compared to a mean of 2.00x and a median of 1.83x for the Webster Composite, (M) the ratio of Webster's market price to tangible book value per share at September 30, 1997 was 2.82x compared to a mean of 2.14x and a median of 1.90x for the Webster Composite, and (N) Webster's dividend yield was 1.28% compared to a mean of 2.18% and a median of 2.07% for the Webster Composite.

     In connection with its opinion dated as of the date of this Proxy Statement, Merrill Lynch performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Merrill Lynch did not perform any analyses in addition to those described above in updating its October 24, 1997 opinion.

     Merrill Lynch was retained by the Webster Board as an independent contractor to act as financial advisor to Webster in connection with the Merger. Webster retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has, in the past, provided financial advisory and financing services to Webster and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and/or equity securities of Webster and Eagle and their respective affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Webster and Merrill Lynch have entered into a letter agreement dated October 21, 1997 relating to the services to be provided by Merrill Lynch in connection with the Merger. Webster has agreed to pay Merrill Lynch fees as follows: (i) a cash fee of $50,000, which was paid upon the execution of the letter agreement, (ii) a cash fee of $150,000, which was paid upon execution of the Merger Agreement; and (iii) a cash fee of $1,050,000, payable at the Closing of the Merger. In such letter, the Company also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its advisory work, including the reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch against certain liabilities relating to or arising out of the Merger, including liabilities under the United States securities laws.

OPINION OF EAGLE'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated as of October 20, 1997 (the "Sandler O'Neill Agreement"), Eagle retained Sandler O'Neill as an independent financial advisor in connection with Eagle's consideration of a possible business combination with Webster. Sandler O'Neill is a nationally-recognized investment banking firm whose principal business specialty is banks and savings institutions. As part of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

     Pursuant to the terms of the Sandler O'Neill Agreement, Sandler O'Neill acted as financial advisor to Eagle in connection with the Merger. In connection therewith, the Eagle Board requested Sandler O'Neill to render its opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of shares of Eagle Common Stock. At the October 26, 1997 meeting at which the Eagle Board approved and adopted the Merger Agreement, Sandler O'Neill delivered to the Eagle Board its oral opinion, subsequently confirmed in writing, that, as of such date, the Exchange Ratio was fair, from a financial point of view, to such stockholders. Sandler O'Neill also delivered to the Eagle Board a written opinion (the "Sandler O'Neill Fairness Opinion"), dated the date of this Proxy Statement, which states that the Exchange Ratio is fair, from a financial point of view, to such stockholders and is substantially identical to the October 26, 1997 opinion. THE FULL TEXT OF THE SANDLER O'NEILL FAIRNESS OPINION, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF SUCH OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX B. HOLDERS OF SHARES OF EAGLE COMMON STOCK ARE URGED TO READ THE SANDLER O'NEILL FAIRNESS OPINION IN ITS ENTIRETY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

     THE SANDLER O'NEILL FAIRNESS OPINION WAS PROVIDED TO THE EAGLE BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO HOLDERS OF SHARES OF EAGLE COMMON STOCK. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF EAGLE TO ENGAGE IN THE MERGER

OR ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES OF EAGLE COMMON STOCK AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER AGREEMENT OR ANY OTHER MATTER RELATED THERETO.

     In connection with rendering its opinion on October 26, 1997, Sandler O'Neill performed a variety of financial analyses. The following is a summary of such analyses, but does not purport to be a complete description of Sandler O'Neill's analyses. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions, and various other matters, many of which cannot be predicted and are beyond the control of Eagle, Webster, and Sandler O'Neill. Any estimates contained in Sandler O'Neill's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, none of Eagle, Webster, or Sandler O'Neill assumes responsibility for their accuracy.

     Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of Eagle Common Stock and Webster Common Stock, and the relationship between the movements in the prices of Eagle Common Stock and Webster Common Stock, respectively, to movements in the following stock indices: the Standard & Poor's 500 Index, the Nasdaq Banking Index, and composite groups of publicly-traded savings institutions selected by Sandler O'Neill.

     Analysis of Selected Publicly-Traded Companies. Sandler O'Neill used publicly available information to compare selected financial and market trading information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for Eagle and two different groups of selected savings institutions. The first group consisted of Eagle, Webster and the following 12 publicly-traded regional savings institutions (the "Regional Group"): Astoria Financial Corp.; Long Island Bancorp Inc.; ALBANK Financial Corp.; TR Financial Corp.; Roslyn Bancorp Inc.; CFX Corp.; Reliance Bancorp Inc.; Haven Bancorp Inc.; Queens County Bancorp Inc.; JSB Financial Inc.; SIS Bancorp Inc.; and Ocean Financial Corp. Sandler O'Neill also compared Eagle to a group of 12 publicly-traded savings institutions which had a return on average equity (based on last quarter annualized earnings) of 14% or greater and a price to tangible book value of greater than 210% (the "Eagle Highly-Valued Group"). The Eagle Highly-Valued Group was comprised of: Peoples Heritage Financial Group; Washington Federal Inc.; TR Financial Corp.; MAF Bancorp Inc.; BankAtlantic Bancorp Inc.; Ocwen Financial Corp.; Anchor BanCorp Wisconsin; InterWest Bancorp Inc.; D&N Financial Corp.; First Financial Holdings Inc.; First Federal Capital Corp.; and WSFS Financial Corp. The analysis compared publicly available financial information for Eagle and each of the groups as of and for each of the years ended December 31, 1992 through December 31, 1996 and as of and for the twelve months ended September 30, 1997 (although in the case of certain institutions included in the composite groups, the information was as of or for the twelve months ended June 30, 1997).

     Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for Webster and two different groups of savings institutions. The first group consisted of Webster and the following 8 publicly-traded savings institutions (the "Peer Group"): Dime Bancorp Inc.; GreenPoint Financial Corp.; Astoria Financial Corp.; People's Bank; Peoples Heritage Financial Group; Long Island Bancorp Inc.; ALBANK Financial Corp.; and TR Financial Corp. Sandler O'Neill also compared Webster to a group of 6 publicly-traded savings institutions which had a return on average equity (based on last quarter annualized earnings) of 14% or greater and a price to tangible book value of greater than 210% (the "Webster Highly-Valued Group"). The Webster Highly-Valued Group was comprised of: Charter One Financial; Commercial Federal Corp.; Peoples Heritage Financial Group; Washington Federal Inc.; TR Financial Corp.; and MAF Bancorp Inc. The analysis compared publicly available financial information for Webster and each of the groups as of and for each of the years ended December 31, 1992 through December 31, 1996 and as of or for the twelve months ended September 30, 1997.

     Analysis of Selected Merger Transactions. Sandler O'Neill reviewed 45 transactions announced from January 1, 1997 to October 15, 1997 (the "Analysis Period") involving public savings institutions nationwide as acquired institutions with transaction values over $15 million ("All Transactions"), 13 transactions announced during the Analysis Period involving public savings institutions in the Mid-Atlantic (Connecticut, New Hampshire, New Jersey and New
York) Region ("Regional Transactions"), and two transactions announced since October 8, 1996 in which Webster was the acquiror ("Webster Transactions").

     Sandler O'Neill reviewed the ratios of price to last twelve months earnings per share, price to tangible book value, price to book value, tangible book premium to core deposits, price to total assets, and price to total deposits in each transaction and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. These multiples were applied to Eagle's financial information as of and for the three months (annualized) and the twelve months ended September 30, 1997. Based upon the median multiples for All Transactions, Sandler O'Neill derived an imputed range of values per share of Eagle Common Stock of $33.38 to $61.06. Based upon the median multiples for Regional Transactions, Sandler O'Neill derived an imputed range of values per share of Eagle Common Stock of $35.87 to $51.93. Based upon the median multiples for Webster Transactions, Sandler O'Neill derived an imputed range of values per share of the Eagle Common Stock of $27.33 to $48.70.

     Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of Eagle through 2002 under various circumstances, assuming that Eagle performed in accordance with the earnings forecasts of its management. To approximate the terminal value of Eagle Common Stock at the end of the five-year period, Sandler O'Neill applied price to earnings multiples ranging from 11x to 23x and applied multiples of tangible book value ranging from 150% to 400%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 10% to 18%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Eagle Common Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of Eagle Common Stock of between $20.81 and $56.58 when applying the price to earnings multiples, and an imputed range of values per share of Eagle Common Stock of between $23.16 and $80.03 when applying multiples of tangible book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses to illustrate the effects changes in the underlying assumptions (including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio) would have on the resulting present value, and discussed these changes with the Eagle Board.

     Pro Forma Merger Analysis. Sandler O'Neill performed pro forma merger analyses that combined Webster's and Eagle's current and estimated income statements and balance sheets based on projections provided by management of Webster and management of Eagle. Assumptions and analyses of the economic environment, accounting treatment, acquisition adjustments, operating efficiencies, balance sheet enhancements, and other adjustments were used to arrive at a base case pro forma analysis to determine the pro forma effect of the Merger on Webster. Sandler O'Neill used an exchange ratio of .84 shares of Webster Common Stock for each share of Eagle Common Stock in analyzing the projections of Webster's pro forma earnings per share and tangible book value per share. This analysis indicated that the Merger would be accretive to Webster's earnings per share in each of the years ended September 30, 1998 through 2002, and slightly dilutive to tangible book value per share for all periods analyzed, approaching zero dilution by 2002. Based upon the same assumptions, this analysis indicated that the Merger would be accretive to an Eagle shareholder's earnings per share and tangible book value per share and dilutive to dividends per share when compared to Eagle's stand-alone projections. This analysis was based on estimates of expected cost savings and other consolidation efficiencies to be achieved following the Merger, and numerous other assumptions, including assumptions with respect to the anticipated expenses and non-recurring charges to be incurred by Webster in connection with the Merger. The actual results achieved by the combined company will vary from the estimated results and the variations may be material.

     Contribution Analysis. Sandler O'Neill reviewed the relative contributions to, among other things, total assets, net loans, total deposits, total liabilities, total equity, projected net income for the year ended September 30, 1998 and market capitalization to be made by Eagle and Webster to the combined institution based on data at and for the twelve months ended September 30, 1997. This analysis indicated that Eagle's implied contribution was 23.6% of total assets, 23.0% of net loans, 24.1% of total deposits, 23.2% of total liabilities, 28.6% of total equity, 23.6% of projected net income for the year ended September 30, 1998 and 23.3% of market capitalization. Based upon an Exchange Ratio of 0.84, holders of Eagle Common Stock would own approximately 28.3% of the outstanding shares of the combined company.

     In connection with rendering its October 26, 1997 opinion, Sandler O'Neill reviewed, among other things: (i) the Merger Agreement and exhibits thereto;
(ii) the Stock Option Agreement; (iii) Webster's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Annual Report on Form 10-K for the year ended December 31, 1996; (iv) Eagle's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Annual Report on Form 10-K for the fiscal year ended September 30, 1996; (v) Webster's unaudited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (vi) Eagle's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997;
(vii) preliminary financial information prepared by the senior management of Eagle concerning Eagle's financial condition and results of operations for the three months and the fiscal year ended September 30, 1997; (viii) preliminary financial information prepared by the senior management of Webster concerning Webster's financial condition and results of operations for the three months and nine months ended September 30, 1997; (ix) certain financial analyses and forecasts of Eagle prepared by and reviewed with management of Eagle and the views of senior management of Eagle regarding Eagle's past and current business operations, results thereof, financial condition and future prospects; (x) certain financial analyses and forecasts of Webster prepared by and reviewed with management of Webster and the views of senior management of Webster regarding Webster's past and current business operations, results thereof, financial condition, and future prospects; (xi) the pro forma impact of the Merger; (xii) the publicly reported historical price and trading activity for Webster Common Stock and Eagle Common Stock, including a comparison of certain financial and stock market information for Webster and Eagle with similar publicly available information for certain other companies the securities of which are publicly traded; (xiii) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (xiv) the current market environment generally and the banking environment in particular; and (xv) such other information, financial studies, analyses and investigations, and financial, economic, and market criteria as Sandler O'Neill considered relevant. Sandler O'Neill was not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

     In connection with rendering the Sandler O'Neill Fairness Opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its October 26, 1997 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.

     In performing its reviews, Sandler O'Neill assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill does not assume any responsibility or liability therefor. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets, or the liabilities of Eagle or Webster or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of Eagle and Webster). With respect to the information regarding potential future financial performance provided by each company's management, Sandler O'Neill assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Eagle and Webster and that such performances will be achieved. Sandler O'Neill also assumed that there has been no material change in Eagle's and Webster's assets, financial condition, results of operations, business, or prospects since the date of the last financial statements noted above. Sandler O'Neill assumed that the Merger will qualify for pooling-of-interests accounting treatment and has further assumed that Eagle and Webster will remain as going concerns for all periods relevant to its analyses and that the conditions precedent in the Agreement are not waived.

     Under the Sandler O'Neill Agreement, Eagle will pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. Under the terms of the Sandler O'Neill Agreement, Eagle will pay Sandler O'Neill a transaction fee equal to 0.40% of the aggregate purchase price paid in the transaction, which will be based on the average closing price of Webster Common Stock for the five trading days preceding the Effective Date. By way of example only, if the Effective Date had been February 10, 1998, Eagle would pay Sandler O'Neill a transaction fee of approximately $1,455,000. Eagle has already paid Sandler O'Neill approximately $374,000, and the balance of the transaction fee will be paid if the Merger is consummated. Eagle has also paid Sandler O'Neill a fee of $150,000 for rendering its fairness opinion, all of which amount will be credited towards the fee payable to Sandler O'Neill upon consummation of the Merger. Eagle has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

     Sandler O'Neill has in the past provided certain other investment banking services to Eagle and has received its customary compensation for such services. In the ordinary course of its business, Sandler O'Neill may actively trade the debt and/or equity securities of Eagle and Webster and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


STRUCTURE


     The Merger will be effected by merging Eagle with and into Webster, with Webster as the Surviving Corporation. Pursuant to the Merger Agreement, immediately after the consummation of the Merger, Eagle Bank will be merged into Webster Bank, with Webster Bank as the surviving federal savings bank.


     At the Effective Time, except as discussed below, each share of Eagle Common Stock issued and outstanding as of the Effective Time, together with the Eagle Rights attached thereto pursuant to the Rights Agreement, dated October 22, 1996, between Eagle and the First National Bank of Boston, as Rights Agent (the "Eagle Rights Agreement"), will, by virtue of the Merger Agreement and without any action on the part of the holder thereof, be converted into the right to receive 0.84 shares, the Exchange Ratio, of Webster Common Stock, together with an equal number of Webster Rights issued pursuant to the Rights Agreement, dated as of February 5, 1996, between Webster and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Webster Rights Agreement"). At the Effective Time, all shares of Eagle Common Stock held as treasury stock by Eagle or held directly or indirectly by Eagle, Webster or any of their subsidiaries (other than Trust Account Shares and DPC Shares) will be canceled and will cease to exist, and no stock of Webster or other consideration will be given in exchange for such shares. All shares of Webster Common Stock owned by Eagle or any of its subsidiaries (other than Trust Account Shares and DPC Shares) will become treasury stock of Webster. All shares of Webster Common Stock issued and outstanding immediately prior to the Effective Time (other than those held directly or indirectly by Eagle other than as Trust Account Shares or DPC shares, which will become treasury shares of Webster) will be unchanged and will remain issued and outstanding as common stock of the Surviving Corporation.


     Subject to the terms and conditions of the Merger Agreement, the closing of the Merger will take place on the 15th day after the receipt of the Requisite Regulatory Approval and the expiration of all regulatory waiting periods, or at such other time as the parties may agree. If the Merger is not consummated by September 30, 1998, the Merger Agreement may be terminated by Webster or

Eagle, unless the failure of the Merger to be consummated by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its covenants and agreements under the Merger Agreement.

     Webster may elect to modify the structure of the Merger so long as (i) the federal income tax consequences to the Eagle Stockholders of the Merger as described herein are not changed adversely, (ii) the consideration to be paid to Eagle Stockholders under the Merger Agreement is not thereby changed or reduced in amount, and (iii) such modification will not delay or jeopardize receipt of the Requisite Regulatory Approval. As of the date of this Joint Proxy Statement/Prospectus, Webster does not intend to modify the structure of the Merger described herein.


EXCHANGE RATIO

     The Merger Agreement provides that at the Effective Time, except as discussed below, each issued and outstanding share of Eagle Common Stock will be converted automatically into the right to receive 0.84 shares of Webster Common Stock. Shares of Eagle Common Stock held as treasury stock by Eagle and shares held directly or indirectly by Eagle, Webster or any of their Subsidiaries (other than Trust Account Shares and DPC Shares) will be canceled. Subject to possible antidilution adjustments and Webster's right to increase the Exchange Ratio in the event certain termination rights of Eagle are triggered by a fall in the market price of Webster Common Stock during a defined period prior to consummation of the Merger (see "-- Termination and Amendment of the Merger Agreement"), no more than 5,893,366 shares of Webster Common Stock (the "Maximum Share Amount") will be issued or will become issuable in connection with the Merger.

     Because the market price of Webster Common Stock is subject to fluctuation and the Exchange Ratio is fixed, the market value of the shares of Webster Common Stock that Eagle Stockholders will receive in the Merger may materially increase or decrease prior to the Merger. No assurance can be given as to the market price of Webster Common Stock at the time of the Merger. See "MARKET PRICES AND DIVIDENDS" and "THE MERGER -- Exchange Ratio."

     Certificates representing fractions of shares of Webster Common Stock will not be issued. Under the Merger Agreement, in lieu of a fractional share of Webster Common Stock, each Eagle Stockholder will be entitled to receive an amount of cash equal to the fraction of a share of Webster Common Stock to which such Eagle Stockholder would otherwise be entitled multiplied by the market value of the Webster Common Stock, which will be deemed to be the average of the daily closing price per share of Webster Common Stock for the twenty consecutive trading days on which shares of Webster Common Stock are actually traded (as reported on Nasdaq) ending on the third trading day preceding the date of the closing of the Merger. Following consummation of the Merger, no Eagle Stockholder will be entitled to any dividends or any other rights in respect of any such fractional share of Webster Common Stock.

     The conversion of Eagle Common Stock held by stockholders of Eagle into the right to receive shares of Webster Common Stock at the Exchange Ratio (and cash in lieu of fractional shares) will occur automatically upon consummation of the Merger. Pursuant to the Merger Agreement, at or prior to the Effective Time, Webster will deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of the certificates representing shares of Eagle Common Stock to be exchanged pursuant to the Merger (each, a "Certificate"), certificates representing the shares of Webster Common Stock to be issued and the cash in lieu of fractional shares to be paid in the Merger.

     As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of Eagle Common Stock a form letter of transmittal and instructions for use in surrendering the Certificates in exchange for certificates representing the shares of Webster Common Stock and the cash in lieu of fractional shares into which the shares of Eagle Common Stock represented by such Certificate or Certificates will have been converted pursuant to the Merger Agreement. Eagle shall have the right to review both the letter of transmittal and the instructions prior to such documents being finalized. Upon the surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with the letter of transmittal, duly executed, the holder of such Certificate will be entitled to receive in exchange for such Certificate (i) a certificate representing that number of whole shares of Webster

Common Stock to which such Eagle Stockholder will have become entitled pursuant to the Merger Agreement and (ii) a check representing the amount of cash in lieu of fractional shares, if any, that such Eagle Stockholder has the right to receive in respect of the Certificate surrendered pursuant to the Merger Agreement. The Certificate surrendered will be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. No dividends or distributions with respect to Webster Common Stock payable to any such Eagle Stockholder will be paid until such Eagle Stockholder surrenders such Certificate or Certificates for exchange.

     If any certificate representing shares of Webster Common Stock is to be issued in a name other than that in which the Certificate for such shares surrendered in exchange is registered, it shall be a condition of such issuance that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall either (i) pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate to a person other than the registered holder of the Certificate surrendered or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. After the close of business of the day immediately prior to the Effective Time, there shall be no transfers on the stock transfer books of Eagle of the shares of Eagle Common Stock outstanding immediately prior to the Effective Time, and any such shares presented to the Exchange Agent at or after the Effective Time shall be canceled and exchanged for certificates representing shares of Webster Common Stock (and cash in lieu of fractional shares) as described above.

     Any portion of the certificates representing shares of Webster Common Stock or cash that Webster made available to the Exchange Agent that remains unclaimed by the Eagle Stockholders for six months after the Effective Time will be returned to Webster. Any Eagle Stockholder who has not exchanged shares of Eagle Common Stock in accordance with the Merger Agreement prior to that time shall thereafter look only to Webster for the shares of Webster Common Stock to which they may be entitled, cash in lieu of fractional shares and any unpaid dividends and distributions in respect of such shares. Notwithstanding the foregoing, none of Webster, Eagle, the Exchange Agent or any other person will be liable to any Eagle Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     In the event any certificate representing shares of Eagle Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate has been lost, stolen or destroyed, and if required by Webster, the posting by such person of a bond in such amount as Webster may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Webster Common Stock and cash in lieu of fractional shares which such person would otherwise be entitled as a result of the Merger.

     CERTIFICATES SHOULD NOT BE RETURNED TO EAGLE WITH THE ENCLOSED PROXY CARD AND SHOULD ONLY BE FORWARDED TO THE EXCHANGE AGENT AFTER RECEIPT OF THE LETTER OF TRANSMITTAL.


CONVERSION OF EAGLE STOCK OPTIONS

     As of the Effective Time, each option granted by Eagle to purchase Eagle Common Stock (each, an "Eagle Option") that is outstanding and unexercised immediately prior thereto will be converted automatically into an option to purchase shares of Webster Common Stock in an amount determined by multiplying the number of shares of Eagle Common Stock subject to the Eagle Option immediately before the Effective Time by the Exchange Ratio, rounded down to the nearest share, and at an exercise price equal to the exercise price per share of Eagle Common Stock under the Eagle Option immediately before the Effective Time divided by the Exchange Ratio, rounded to the nearest cent. The duration and other terms of the option (including the terms of the plans pursuant to which the Eagle Options were issued, including the Eagle Financial Corp. 1991 Stock Option Plan, the Eagle Financial Corp. 1987 Stock Option Plan, the BFS Bancorp., Inc. Stock Option Plan, and the Eagle Financial Corp. 1988 Stock Option Plan (collectively, the "Eagle Stock Plans") immediately after the Effective Time will be the same as the corresponding terms in effect immediately before the Effective Time, except that all references to Eagle or Eagle Bank in the Eagle Stock Plans, as well as the corresponding references in the option agreements documenting such Eagle Options, will be deemed references to Webster. The adjustment described above will be, and is intended to be, effected in a manner that is consistent with Section 424(a) of the Code.

REGULATORY APPROVALS

     Under the Merger Agreement, the obligations of both Webster and Eagle to consummate the Merger are conditioned upon the receipt of the Requisite Regulatory Approval. Each of Webster and Eagle has agreed to use its best efforts to obtain the Requisite Regulatory Approval. See "-- Conditions to the Merger."

     The Merger and the Bank Merger are subject to the approval of the OTS under
Section 10(e) of the Home Owner's Loan Act of 1933 and the Bank Merger Act provisions of the Federal Deposit Insurance Act, respectively, and related OTS regulations. These approvals require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions, and the effect of the contemplated transactions on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, as amended (the "CRA"), also requires that the OTS, in deciding whether to approve the Merger and the Bank Merger, assess the records of performance of Webster Bank and Eagle Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Webster Bank and Eagle Bank currently have outstanding and satisfactory CRA ratings, respectively, from the OTS. The regulations of the OTS require publication of notice of, and an opportunity for public comment with respect to, the applications filed in connection with the Merger and the Bank Merger, and authorize the OTS to hold oral arguments in connection therewith if the OTS, after reviewing the application or other materials, determines it desirable to do so. Any such hearing, meeting or comments provided by third parties could prolong the period during which the Merger and the Bank Merger are subject to review by the OTS. The Merger and the Bank Merger may not be consummated for a period of 15 to 30 days following OTS approval (the precise length of the period to be determined by the OTS with the concurrence of the DOJ), during which time the DOJ has authority to challenge the Merger or the Bank Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically orders otherwise. If the DOJ does not commence a legal action during the waiting period, it may not thereafter challenge the transaction, except in an action commenced under Section 2 of the Sherman Antitrust Act.

     Webster has filed applications and notices seeking the requisite OTS approval. The public comment period for the OTS application expired on January 5, 1998. To date, Webster has not received any approvals or notices of disapproval.

     Webster and Eagle are not aware of any other material governmental approvals that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval would be sought.

     THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVAL, WHICH APPROVAL HAS NOT YET BEEN RECEIVED. THERE CAN BE NO ASSURANCE THAT SUCH APPROVAL WILL BE OBTAINED OR AS TO THE DATE OF SUCH APPROVAL. THERE CAN LIKEWISE BE NO ASSURANCE THAT THE DOJ WILL NOT CHALLENGE THE MERGER, OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.

     See "MERGER SUMMARY -- The Effective Time," "-- Conditions to the Merger" and "-- Termination and Amendment of the Merger Agreement."

CONDITIONS TO THE MERGER

     The respective obligations of Webster and Eagle to consummate the Merger are conditioned upon the satisfaction at or prior to the Effective Time of each of the following: (i) approval and adoption of the Merger Agreement and the
Merger by the requisite vote of the Eagle Stockholders and the Webster Stockholders; (ii) authorization for quotation on Nasdaq of the shares of Webster Common Stock to be issued in the Merger (or on such other exchange on which the Webster Common Stock may become listed); (iii) receipt of the Requisite Regulatory Approval; (iv) no order, decree or injunction issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any other transactions contemplated by the Merger Agreement will be in effect; and no law, statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated or enforced by any governmental entity that prohibits, restricts or makes illegal consummation of the transactions contemplated by the Merger Agreement; and no proceeding initiated by any governmental entity seeking an injunction will be pending; (v) Webster shall have received from Wachtell, Lipton, Rosen & Katz, its counsel, and Eagle shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, its counsel, an opinion, in each case dated as of the Effective Time and substantially to the effect set forth under "-- Certain Federal Income Tax Consequences"; (vi) with respect to the obligations of each party, the representations and warranties of the other party contained in the Merger Agreement will be true and correct at the time of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the date of the closing of the Merger; provided, however, that such representations and warranties will be deemed to be true unless the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, would have a Material Adverse Effect (as defined herein) on the party by whom such representations and warranties were made or on such party's ability to perform its obligations under the Merger Agreement or to consummate the Merger (and each party will have received from the President and Chief Executive Officer and the Chief Financial Officer of the other party a signed certificate to such effect); (vii) the covenants and agreements of both parties will have been performed in all material respects (and each party will have received from the President and Chief Executive Officer and the Chief Financial Officer of the other party a signed certificate to such effect); (viii) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC or any other regulatory authority; and (ix) Webster shall have received from KPMG Peat Marwick LLP ("Peat Marwick"), Webster's independent public accountants, Peat Marwick's opinion that the Merger will qualify for "pooling-of-interests" accounting treatment. Material Adverse Effect, with respect to Webster or Eagle, as the case may be, means a condition, event, change or occurrence that has had or is reasonably certain to have a material adverse effect upon (A) the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, or (B) the ability of Webster or Eagle to timely perform its obligations under, and to consummate the transactions contemplated by, the
Merger Agreement and the Stock Option Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party the cause of which is (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereto by courts or governmental authorities, (ii) any change in generally accepted accounting principles or regulatory accounting requirements applicable to banks, thrifts or their holding companies generally,
(iii) any action or omission of Eagle or Webster or any Subsidiary (as defined herein) of either of them taken with the prior written consent of Webster or Eagle, as applicable, in contemplation of the Merger, (iv) any expenses reasonably incurred by such party in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement and (v) any changes in general economic conditions affecting banks, thrifts or their holding companies generally. With respect to clause (vi) of the second preceding sentence, such determination of aggregate Material Adverse Effect shall be made as if there were no materiality qualifications in such representations and warranties. With respect to any party, "Subsidiary" means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Merger Agreement contains certain restrictions on the operations of Eagle and the subsidiaries of Eagle prior to the Effective Time. In general, the Merger Agreement obligates Eagle and each of its subsidiaries to carry on their respective businesses in the ordinary course consistent with past practices and consistent with prudent banking practices and to preserve intact Eagle and each of its Subsidiaries' businesses, employment relationships, and goodwill. Without limiting Eagle's general obligations concerning its business, and except as disclosed to Webster prior to the execution of the Merger Agreement, consented to in writing by Webster or expressly contemplated or permitted by the Merger Agreement, the Bank Merger agreement or the Stock Option Agreement, Eagle will not, and Eagle will not permit any of its Subsidiaries to: (i) declare or pay any dividends on, or make any other distributions in respect of, any of Eagle's capital stock other than the payment of regular quarterly cash dividends of $0.25 per share on Eagle Common Stock, and Eagle and Webster will coordinate with each other in declaring any dividend or distribution by either party on its respective common stock (it being the intent of the parties that the holders of Eagle Common Stock and Webster Common Stock will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Eagle Common Stock (including any shares of Webster Common Stock received in exchange therefor in the Merger) or Webster Common Stock, as the case may be); (ii) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (except upon the exercise or fulfillment of rights or options issued and outstanding as of October 26, 1997 pursuant to the Eagle Stock Plans in accordance with their present terms, or pursuant to the Stock Option Agreement), or repurchase, redeem or otherwise acquire (except for the acquisition of Trust Shares and DPC Shares) any shares of the capital stock of Eagle or any Eagle Subsidiary, or any securities convertible into or exercisable for any such shares; (iii) issue, deliver or sell, any shares of Eagle's capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or authorize or propose any such transactions with respect to any such shares or rights, other than the issuance of Eagle Common Stock pursuant to stock options or similar rights to acquire Eagle Common Stock granted pursuant to the Eagle Stock Plans outstanding prior to October 26, 1997, and in accordance with the terms existing as of October 26, 1997, or pursuant to the Stock Option Agreement; (iv) amend the Restated Certificate of Incorporation of Eagle (the "Eagle Certificate"), the Bylaws of Eagle (the "Eagle Bylaws") or other similar governing documents; (v) authorize or permit any of its officers, directors, employees or agents to, directly or indirectly, solicit, initiate or encourage any inquiries, proposals, or hold discussions or negotiations with or provide any information to any person, entity or group (other than Webster) concerning any (a) tender or exchange offer involving Eagle or any Eagle Subsidiary, (b) merger, consolidation or other business combination with Eagle or any Eagle Subsidiary or (c) the acquisition in any manner of a substantial equity interest in or a substantial portion of the assets of Eagle or Eagle Bank other than the transactions contemplated or permitted by the Merger Agreement and the Stock Option Agreement unless the Eagle Board determines, after consulting with and considering the advice of outside counsel, that the failure to provide such information or to participate in such negotiations or discussions could cause the members of the Eagle Board to breach their fiduciary duties under applicable laws; and Eagle shall promptly communicate to Webster the material terms of any such proposal, negotiations, discussions, or supply of information to a third party; (vi) make capital expenditures aggregating in excess of $100,000, expect as disclosed to Webster; (vii) enter into any new line of business; (viii) acquire or agree to acquire, whether by merger, consolidation, purchase or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring, or in the ordinary course of business consistent with prudent banking practices; (ix) take any action that is intended or may reasonably be expected to result in any of Eagle's representations or warranties being or becoming untrue or in any of the conditions to the Merger set forth in Article VII of Merger Agreement not being satisfied or in a violation of any provision of the Merger Agreement or the merger agreement to govern the merger of Webster Bank and Eagle Bank, except as required by applicable law; (x) change its methods of accounting in effect at September 30, 1996, except as required by changes in generally accepted accounting principles or regulatory accounting principles as concurred to by Eagle's independent auditors; (xi) (a) adopt, amend, renew (other than through operation of evergreen provisions or as previously disclosed to Webster consistent with past practice) or terminate any agreement, arrangement, plan or policy between Eagle or any Eagle Subsidiary and one or more of its current or former directors, officers or employees, except as required by applicable law or to maintain qualification pursuant to the Code,
(b) for employees not subject to an employment, change of control or severance agreement, increase in any manner the compensation of any employee or director, or pay any benefit not required by any plan or agreement as in effect as of October 26, 1997 (including, without limitation, granting stock options, stock appreciation rights or shares), except for normal annual increases in pay consistent with past practice, (c) for employees not subject to an employment, change of control or severance agreement, enter into, modify or renew (other than through operation of evergreen provisions or renewals of such agreement disclosed to Webster prior to the execution of the Merger Agreement and consistent with past practice) any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of compensation or benefits, other than normal annual increases in pay, consistent with past practice, and except for the retention and incentive bonus arrangement disclosed to Webster prior to the execution of the Merger Agreement, (d) hire any new employee at an annual compensation in excess of $30,000, (e) pay expenses of any employees or directors for attending conventions or similar meetings where the convention or meeting is held after October 26, 1997, except as disclosed to Webster prior to the execution of the Merger Agreement, (f) promote any employee to any rank of equal or greater seniority as the rank of vice president, or (g) pay any retention or other bonuses to any employees except for the retention and incentive bonus arrangements disclosed to Webster prior to the execution of the Merger Agreement; (xii) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity other than in the ordinary course of business consistent with past practice; (xiii) except as disclosed to Webster prior to the execution of the Merger Agreement, sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file an application pertaining to such action with any governmental entity; (xiv) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices; (xv) make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any Affiliated Person of Eagle or any Eagle Subsidiary; (xvi) make any investment, or incur deposit liabilities, other than in the ordinary course of business consistent with past practices, or make any equity investments; (xvii) except as disclosed to Webster prior to the execution of the Merger Agreement, purchase any loans or sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of OREO on a basis consistent with past practices; (xviii) originate any loans except in accordance with existing Eagle Bank lending policies, or originate any unsecured consumer loans in excess of $10,000, commercial real estate first mortgage or other commercial loans in excess of $250,000 as to any loan or $500,000 in the aggregate as to related loans, or land acquisition loans to borrowers who intend to construct a residence on such land in excess of the lesser of 75% of the appraised value of such land or $100,000 except, in each case, for loans for which Eagle Bank has disclosed written commitments issued as of October 26, 1997, for renewals of loans existing as of October 26, 1997 or loans permitted pursuant to the section of the Merger Agreement described in this clause (xviii), and for increases in the principal amount of loans existing as of the date of October 26, 1997 in amounts provided for in the Merger Agreement; (xix) make any investments in any equity or derivative securities or engage in any forward commitment, futures transaction, financial options transaction, hedging or arbitrage transaction or covered asset trading activities or make any investment in any investment security with a maturity of greater than one year;
(xx) sell or purchase any mortgage loan servicing rights; or (xxi) agree or commit to do any of the actions discussed in clauses (i) through (xx) of this paragraph.

     The Merger Agreement also contains restrictions on the operations of Webster and the Subsidiaries of Webster prior to the Effective Time that obligate Webster and each of its Subsidiaries, except with the prior written consent of Eagle or except as expressly contemplated or permitted by the Merger Agreement, to not: take any action that will result in any of Webster's representations and warranties set forth in the Merger Agreement being or becoming untrue or any of the conditions to the Merger set forth in the Merger Agreement not being satisfied or in a violation of any provision of the Merger Agreement or the Bank Merger agreement, except, in every case, as may be required by applicable law; or take any other action that would materially adversely affect or materially delay the ability of Webster to obtain the Requisite Regulatory Approval or otherwise materially adversely affect Webster's and Webster Bank's ability to consummate the transactions contemplated by the Merger Agreement.


EXPENSES

     The Merger Agreement generally provides for Webster and Eagle to pay their own expenses relating to the Merger Agreement, except that the filing and other fees paid to the SEC and the printing fees incurred in connection with this Joint Proxy Statement/Prospectus will be borne equally by Webster and Eagle. If the Merger Agreement is terminated by Webster or Eagle as a result of a material breach of a representation, warranty, covenant or other agreement contained therein by the other party, the Merger Agreement provides for the non-terminating party to pay all documented, reasonable costs and expenses of the terminating party up to $1.5 million. See "-- Termination and Amendment of the Merger Agreement."


REPRESENTATIONS AND WARRANTIES

     Under the Merger Agreement, Eagle has made certain representations and warranties to Webster, including those with regard to (i) the organization, existence, good standing and status of Eagle and Eagle Bank; (ii) capitalization and subsidiaries; (iii) corporate power and authority, the enforceability of the Merger Agreement and Stock Option Agreement, and absence of violation of law, organizational documents or agreements in respect thereof; (iv) consents and approvals required for the Merger and the Bank Merger; (v) loan portfolio and reports; (vi) financial statements, Exchange Act filings, and books and records;
(vii)  broker's fees;  (viii)  absence of any material  adverse change in Eagle;
(ix) legal proceedings; (x) tax matters; (xi) employee benefit plans; (xii) certain contracts; (xiii) certain regulatory matters; (xiv) environmental matters; (xv) loan loss reserves; (xvi) properties and assets; (xvii) insurance matters; (xviii) compliance with applicable laws; (xix) loan information; (xx) ownership of Webster Common Stock; (xxi) suspension of the Eagle dividend reinvestment plan; (xxii) vote required for Eagle Stockholder approval of the Merger Agreement and Eagle Board approval thereof and of related matters;
(xxiii) receipt of the fairness opinion of Sandler O'Neill, (xxiv) tax and accounting treatment of the Merger; (xxv) non-triggering of the Eagle Rights contemplated by the Eagle Rights Agreement; and (xxvi) the truth and completeness of the information supplied by Eagle for inclusion in this Joint Proxy Statement/Prospectus.

     Under the Merger Agreement, Webster has made certain representations and warranties to Eagle, including those with regard to (i) the organization,
existence,   good  standing  and  status  of  Webster  and  Webster  Bank;  (ii)
capitalization and subsidiaries; (iii) the corporate power and authority; (iv) consents and approvals required for the Merger and the Bank Merger; (v) financial statements, Exchange Act filings and books and records; (vi) the absence of any material adverse change in Webster; (vii) compliance with applicable laws; (viii) ownership of Eagle Common Stock; (ix) employee benefit plans; (x) certain regulatory matters; (xi) tax and accounting treatment of the Merger; (xii) legal proceedings; (xiii) loan loss reserves; (xiv) broker's fees;
(xv) receipt of the fairness  opinion of Merrill Lynch;  (xvi) tax matters;  and
(xvii) the truth and completeness of the information supplied by Webster for inclusion in this Joint Proxy Statement/Prospectus.


COMPENSATION AND BENEFITS

     Following the Merger, Webster will honor the existing written deferred compensation, employment, change of control and severance contracts with directors and employees of Eagle and Eagle Bank previously disclosed to Webster to the extent that such contracts or any other Eagle employment plan, program, agreement or other arrangement under which any such director or employee is a beneficiary, either individually or in the aggregate, do not provide for any payment by Eagle or any Eagle subsidiary that would not be deductible under
Section 162(a)(1) or 404 of the Code or that would constitute a "parachute payment" within the meaning of Section 280G of the Code.

     To the extent permissible under the applicable provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for purposes of crediting periods of service for eligibility to participate and vesting, but not for benefit accrual purposes, under employee pension benefit plans (within the meaning of Section 3(2) of ERISA) maintained by Webster or Webster Bank, as applicable, employees of Eagle or Eagle Bank as of the Effective Time will be credited with periods of service with Eagle or Eagle Bank before the Effective Time as if such service had been with Webster or Webster Bank, as applicable. Webster will also give similar credit (or cause Webster Bank to give similar credit) in calculating other retirement plan, vacation and similar benefits. Webster will (or will cause Webster Bank to) (i) give credit to employees of Eagle and Eagle Bank, with respect to the satisfaction of the limitations as to pre-existing condition exclusions and waiting periods for participation and coverage that are applicable under the welfare benefit plans of Webster or Webster Bank, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of such limitations and waiting periods under the comparable welfare benefit plans of Eagle and Eagle Bank and (ii) provide each employee of Eagle and Eagle Bank with credit for any co-payment and deductibles paid prior to the Effective Time in satisfying any deductible or out-of-pocket requirements.

     Webster will pay (or will cause Webster Bank to pay) severance to employees of Eagle and Eagle Bank for one year in accordance with the terms of the severance policy disclosed by Eagle to Webster prior to execution of the Merger Agreement and thereafter in accordance with the terms of Webster's or Webster Bank's severance plan, as the case may be. Webster will cause Webster Bank to offer a position of at-will employment to each of Eagle Bank's non-management branch office personnel in good standing. Webster will use its reasonable best efforts to provide Eagle and Eagle Bank employees who are not offered positions at the Effective Time the same consideration when applying for employment positions with Webster or Webster Bank as is afforded Webster or Webster Bank employees applying for such positions and will also provide outplacement assistance to each Eagle and Eagle Bank employee who is not offered a position at the Effective Time.


OTHER AGREEMENTS

     Pursuant to the Merger Agreement, Webster and Eagle reached agreement with respect to various other matters, including, but not limited to: (i) filing the appropriate documents with all third parties and federal and state governmental entities necessary or advisable to consummate the transactions contemplated in connection with the Merger Agreement; (ii) providing information and access to information (including access to all of Eagle and Eagle Bank's properties, books, contracts, commitments, information filed or received by Eagle and Eagle Bank pursuant to federal securities laws and federal and state banking laws, and access to one senior officer of Webster to all meetings of the Boards of Directors of Eagle and Eagle Bank (except for those portions of such meetings relating to the Merger or other confidential matters) and all meeting of committees of the Boards of Directors and management of Eagle and Eagle Bank, with all information so gained to be held in confidence in accordance with the October 15, 1997 confidentiality agreement entered into between Webster and Eagle); (iii) taking all steps necessary to duly call, give notice of, convene and hold a meeting of Eagle and Webster's respective stockholders for the purpose of voting on the Merger and the Merger Agreement, at which meetings, the management and the Board of Directors of the party calling the respective meeting shall recommend the Merger and the transactions contemplated thereby (together with any matter incident thereto) to their respective stockholders and shall oppose any third-party proposal or other action that is inconsistent with the Merger Agreement or the consummation of the transactions contemplated thereby (subject, in each case, to compliance with its fiduciary duties as advised by counsel); (iv) advice of changes; (v) changes in the structure of the Merger that will not result in adverse tax consequences to Eagle Stockholders, reduce the consideration paid to Eagle Stockholders or delay or jeopardize receipt of the Requisite Regulatory Approval; and (vi) certain other agreements.


TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

     Webster or Eagle may terminate the Merger Agreement (provided that the terminating party is not in violation of the Merger Agreement) at any time prior to the Effective Time, and the Merger may be abandoned, as summarized below:

        (i) by the mutual written consent of the parties, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board of Directors;

        (ii) by either party 30 days after the date on which any request or application for a Requisite Regulatory Approval has been denied or withdrawn at the request or recommendation of the governmental entity that must grant such Requisite Regulatory Approval unless within 30 days following a denial the parties agree to file and have filed a petition for rehearing or an amended application (provided that such denial or recommendation for withdrawal shall not be due to the failure of the Party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth on the Merger Agreement);

        (iii) by either party, if the Merger has not been consummated on or before September 30, 1998 (unless the failure to consummate the Merger shall be due to the failure of the terminating party to perform or observe the covenants and agreements of such party set forth in the Merger Agreement);

        (iv) by either party (provided that such party is not in breach of its obligations under the Merger Agreement in respect of obtaining stockholder approval), if either party is unable to obtain its required shareholder approval;

        (v) by either party (provided that the terminating party is not in breach of the Merger Agreement entitling the other party to terminate the Merger Agreement), in the event of either a breach by the other party of any of its representations or warranties contained in the Merger Agreement that has had or would be reasonably certain to have a Material Adverse Effect on the breaching party, which breach cannot be or has not been cured within 30 days after giving written notice to the breaching party of such breach, or a material breach by the other party of any of its covenants or agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after giving written notice to the breaching party of such breach;

        (vi) by the Board of Directors of either party, if the Board of Directors of the other party to the Merger Agreement shall have withdrawn, modified or changed in a manner adverse to the terminating party its approval or recommendation of the Merger Agreement and the transactions contemplated thereby; and

        (vii) by the Eagle Board, if at any time during the 10-day period commencing two days after the Determination Date (as defined herein), if both of the following conditions are satisfied:

              (a) the Average Closing Price (as defined herein) is less than $52.80, and

              (b) (1) the number obtained by dividing the Average Closing Price by $66.00 (the "Webster Ratio") is less than (2) the number obtained by dividing the Average Index Price (as defined herein) by the Index Price (as defined herein) on October 24, 1997 and subtracting 0.15 from the quotient (such number being referred to herein as the "Index Ratio");

provided, however, that, if Eagle elects to exercise the termination right contemplated by the foregoing clause (vii), it will give prompt written notice to Webster (which notice may be withdrawn at any time within the aforementioned 10-day period) and during the five days commencing with its receipt of such notice, Webster will have the option to adjust the Exchange Ratio to equal the lesser of (1) the quotient obtained by dividing (A) the product of $52.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price, and (2) the quotient obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Webster Ratio (and, if Webster makes an election contemplated by the preceding sentence within the five-day period, it will give prompt written notice to Eagle of such election and the revised Exchange Ratio, whereupon no termination will have occurred as a result of this right of termination and the Merger Agreement will remain in effect in accordance with its terms (except for the modification of the Exchange Ratio), and any references in the Merger Agreement to "Exchange Ratio" will thereafter be deemed to refer to the Exchange Ratio as so adjusted, and a corresponding modification will be made to the Maximum Share Amount).

     For purposes of the right of termination and adjustment described in (vii) above, the following terms are defined in the Merger Agreement as follows:
"Average Closing Price" means the average of the daily last sale prices of Webster Common Stock as reported on Nasdaq for the 10 consecutive full trading days in which such shares are traded on Nasdaq ending at the close of trading on the Determination Date. "Average Index Price" means the average of the Index Prices for the 10 consecutive full Nasdaq trading days ending at the close of trading on the Determination Date. "Determination Date" means the date on which the approval of the OTS required for consummation of the Merger will be received. "Index Group" means the 16 savings and loan holding companies listed below, the common stock of all of which will be publicly traded and as to which there will not have been, since October 24, 1997 and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization as of October 24, 1997. In the event that the common stock of any such company ceases to be publicly traded or such an announcement is made, such company will be removed from the Index Group, and the weights (which were determined based on the number of outstanding shares of common stock) redistributed proportionately for purposes of determining the Index Price. The 16 savings and loan holding companies and the weights attributed to them are as follows:



       SAVINGS AND LOAN HOLDING COMPANY           WEIGHTING
-----------------------------------------------   ----------
       Washington Federal .....................     12.39%
       Bank United Corp.  .....................      8.25
       Peoples Heritage Financial Corp.  ......      7.17
       Astoria Financial Corp.  ...............      5.48
       Commercial Federal Corp. ...............      5.63
       Roslyn Bancorp Inc.   ..................     11.39
       St. Paul Bancorp Inc. ..................      8.91
       Downey Financial Corp.   ...............      6.98
       TR Financial Corp. .. ..................      4.57
       Queens County Bancorp Inc.  ............      3.94
       Westcorp  ..............................      6.84
       ALBANK Financial Corp.   ...............      3.36
       MAF Bancorp Inc.   .....................      4.02
       CFX Corp. ..............................      6.26
       CitFed Bancorp Inc.   ..................      2.25
       JSB Financial Inc. .....................      2.57

     "Index Price" on a given date means the weighted average (weighted in accordance with the factors listed above) of the closing prices on such date of the companies composing the Index Group. If any company belonging to the Index Group or Webster declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between October 24, 1997 and the Determination Date, the prices for the common stock of such company or Webster will be appropriately adjusted for use in the index.

     In the event of termination of the Merger Agreement pursuant to its terms, the Merger Agreement will become void and of no effect except (i) for certain confidentiality and expense payment obligations and (ii) that termination will not relieve or release a breaching party from liability or damages for any willful breach of the Agreement.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material federal income tax consequences of the Merger. The summary is based upon the Code, applicable United States Treasury Regulations thereunder, administrative rulings and judicial authority, all as of the date hereof. All of the foregoing are subject to change, and any such change could affect the continuing validity of this summary. The summary assumes that the Eagle Stockholders hold such shares of Eagle Common Stock as a capital asset. The summary does not address the tax consequences that may be applicable to a particular Eagle Stockholder subject to special tax rules, such as tax-exempt organizations, dealers in securities, financial institutions, insurance companies, non-United States persons, Eagle Stockholders who acquired shares of Eagle Common Stock pursuant to the exercise of Eagle Options or otherwise as compensation or through a qualified retirement plan and stockholders who hold shares of Eagle Common Stock as part of a "straddle," "hedge," or "conversion transaction." This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction.

     In connection with the filing of the Registration Statement, Wachtell, Lipton, Rosen & Katz, special counsel to Webster, has delivered to Webster its opinion, dated the date hereof and based upon certain customary assumptions and representations, substantially to the effect that (and, at the Effective Time, each of Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Eagle, will, subject to the qualifications discussed in the next paragraph, deliver to Webster and Eagle, respectively, its opinion (each, a "Tax Opinion") dated as of the Effective Time, substantially to the effect that), in each case for U.S. federal income tax purposes: the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each of Webster and Eagle will be a party to the reorganization within the meaning of Section 368(b) of the Code, and that, accordingly, for federal income tax purposes, (i) no gain or loss will be recognized by Webster or Eagle as a result of the Merger, (ii) no gain or loss will be recognized by Eagle Stockholders who exchange all of their Eagle Common Stock solely for Webster Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Webster Common Stock), and (iii) the aggregate tax basis of the Webster Common Stock received by Eagle Stockholders who exchange all of their Eagle Common Stock solely for Webster Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Eagle Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

     The obligations of Webster and Eagle to consummate the Merger are subject to the receipt by Webster and Eagle of the Tax Opinion of its respective counsel in form and substance reasonably acceptable to the party to whom such Tax Opinion is addressed. Each of Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP will render its respective Tax Opinion on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time. In rendering such opinion, such counsel may, to the extent such counsel deems necessary or appropriate, require and rely upon representations and covenants, including those contained in certificates of officers of Eagle, Webster, their respective affiliates and others. Unlike a ruling from the Internal Revenue Service ("IRS"), an opinion of counsel is not binding on the IRS, and there can be no assurance that the IRS will not take a position contrary to one or more of the positions reflected in such opinion or that such positions will be upheld by the courts if challenged by the IRS.

     Assuming that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and subject to the foregoing, the Merger will have the federal income tax consequences discussed below.

     Tax Implications to Eagle Stockholders. Except to the extent Eagle Stockholders receive cash in lieu of a fractional share interest, Eagle
Stockholders who exchange shares of Common Stock in the Merger for shares of Webster Common Stock will not recognize gain or loss for federal income tax purposes upon the receipt of shares of Webster Common Stock in exchange for their shares of Eagle Common Stock. The aggregate tax basis of shares of Webster Common Stock received as a result of the Merger will be the same as the Eagle Stockholder's aggregate tax basis in the shares of Eagle Common Stock surrendered in the exchange, reduced by the portion of such stockholder's tax basis properly allocated to the fractional share interest, if any, for which such stockholder receives cash. The holding period of the shares of Webster Common Stock received by Eagle Stockholders as a result of the Merger will include the period during which such Eagle Stockholder held the shares of Eagle Common Stock exchanged by such Eagle Stockholder in the Merger, provided that the shares of Eagle Common Stock so exchanged were held as capital assets at the Effective Time. An Eagle Stockholder that receives cash in lieu of a fractional share interest in Webster Common Stock in the Merger will be treated as having received the fractional share interest in shares of Webster Common Stock in the Merger and as having received the cash in redemption of the fractional share interest. The cash payment will be treated as a distribution in payment of the fractional interest deemed redeemed under Section 302 of the Code, with the result that the Eagle Stockholder should generally recognize gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and such Eagle Stockholder's adjusted tax basis allocable to such fractional share. Such gain or loss will be capital gain or loss if such Eagle Stockholder's shares of Eagle Common Stock are held as a capital asset at the Effective Time. The capital gain or loss so recognized generally will be long-term capital gain or loss if the holding period for the fractional share interest exceeds one year at the Effective Time. In the case of Eagle Stockholders who are individuals, such capital gain will be taxed at a maximum rate of 28% if such Eagle Stockholder's holding period is more than one year but not more than 18 months, and at a maximum rate of 20% if such holding period is more than 18 months.

     Tax Implications to Webster and Eagle. Neither Webster nor Eagle will recognize any gain or loss for federal income tax purposes as a result of the Merger.

     Eagle Stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.


ACCOUNTING TREATMENT

     The Merger is intended to qualify as a "pooling-of-interests" for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, the recorded assets and liabilities of Eagle will be carried forward to Webster at their recorded amounts. Revenues and expenses of Webster will include revenues and expenses of Eagle for the entire fiscal year of Webster in which the Merger occurs, and the reported revenues and expenses of Eagle for prior periods will be combined with those of Webster, whose financial statements will then be restated.

     It is a condition to the Merger that Webster receive an opinion of its independent accountants, Peat Marwick, to the effect that the Merger will be accounted for as a pooling-of-interests. See "-- Conditions to the Merger."


RESALES OF WEBSTER COMMON STOCK RECEIVED IN THE MERGER

     The shares of Webster Common Stock issuable to Eagle Stockholders upon consummation of the Merger have been registered under the Securities Act. Such securities may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Webster or Eagle (as defined in the rules promulgated under the Securities Act).

     Shares of Webster Common Stock received by those Eagle Stockholders who are deemed to be affiliates of Eagle at the time of the Eagle Special Meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted thereunder. SEC guidelines regarding qualifying for the "pooling-of-interests" method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. SEC guidelines also indicate that the "pooling-of-interests" method of accounting generally will not be challenged on the basis of sales by affiliates of the acquiring or acquired company if such affiliates do not dispose of or otherwise reduce their risk relative to any of the shares of the corporation they own, or shares of a corporation they receive in connection with a merger, during the period beginning 30 days before the merger is consummated and ending when financial results covering at least 30 days of post-merger operations of the combined companies have been published.

     Each of Webster and Eagle has agreed in the Merger Agreement to use its reasonable best efforts to cause each person who is an affiliate (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling-of-interests" accounting treatment) of such party to execute and deliver to the other party a written agreement intended to ensure compliance with the Securities Act (in the case of Eagle affiliates) and to preserve the ability of the Merger to be accounted for as a "pooling-of-interests."

ABSENCE OF DISSENTERS' APPRAISAL RIGHTS

     Neither Webster Stockholders nor Eagle Stockholders will have appraisal rights under the DGCL or any other statute in connection with the Merger. As stockholders of Delaware corporations, the appraisal rights of both Webster Stockholders and Eagle Stockholders are governed by Section 262 of the DGCL. Under Section 262 of the DGCL, stockholders do not have appraisal rights when
(i) the common stock that they hold is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. and (ii) the holder is not required in the merger to accept for such stock anything except shares of stock in the surviving corporation or cash in lieu of fractional shares. Because each of the Webster Common Stock and Eagle Common Stock are listed on Nasdaq, and because Eagle Stockholders will receive only shares of Webster Common Stock and cash in lieu of fractional shares thereof, no dissenter's appraisal rights are available under the DGCL or otherwise.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Eagle management and of the Eagle Board may be deemed to have interests in the Merger that are different from or in addition to their interests as Eagle Stockholders. The Eagle Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. The following information describes the material interests of Eagle management and of the Eagle Board in the Merger that are different from or in addition to their interests as Eagle Stockholders.

     Webster Board of Directors; Advisory Board. Pursuant to the Merger Agreement and prior to the Effective Time, three directors of Eagle, selected by the Webster Board in consultation with Eagle, will be invited to serve as additional members of the Webster Board and will receive directors fees on the same basis as the other non-employee directors of Webster. Further, the remaining non-employee directors of Eagle serving on the Eagle Board immediately prior to the Effective Time will be invited to serve on an advisory board to Webster for a period of not less than 24 months following the Effective Time. The advisory directors will be paid a quarterly retainer fee of $3,250 and will also receive a meeting fee of $1,750 for each meeting attended. The advisory board will meet at least four times per year.

     Eagle Options. Each of the directors and executive officers of Eagle owns Eagle Options granted under the Eagle Stock Plans. At the Effective Time, each outstanding and unexercised Eagle Option under the Eagle Stock Plans will be converted automatically into an option to purchase shares of Webster Common Stock on the terms set forth in the Merger Agreement. See "-- Options." As of February 11, 1998, the directors and executive officers of Eagle as a group held Eagle Options to purchase 303,416 shares of Eagle Common Stock.

     Indemnification. In the Merger Agreement, Webster has agreed that, for a period of six years after the Effective Time, it will indemnify and hold harmless, to the fullest extent permitted by applicable law, each person who is, was or becomes prior to the Effective Time, a director, officer or employee of Eagle or any of its subsidiaries (each, an "Indemnified Party") against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation to which the Indemnified Party is made a party based on, arising out of, or pertaining to the fact that such person is or was a director, officer or employee of Eagle or any of its subsidiaries or their predecessors or the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby. If any such claim, action, suit, proceeding or investigation occurs or is threatened, whether asserted before or after the Effective Time, the Indemnified Parties are entitled to retain counsel reasonably acceptable to Webster, subject to certain limitations. In addition, Webster has agreed to use commercially reasonable efforts to cause the persons serving as officers and directors of Eagle immediately prior to the Effective Time to be covered by a directors' and officers' liability insurance policy on terms not generally less advantageous than Eagle's policy in effect as of the date of the Merger Agreement, such policy to cover acts or omissions occurring prior to the Effective Time and to remain in effect for not less than one year.

     New Consulting and Employment Agreements. In connection with the execution of the Merger Agreement, Webster entered into consulting agreements with Mr. Britton, President and Chief Executive Officer of Eagle, and Mark J. Blum, Vice President, Chief Financial Officer and Secretary of Eagle, pursuant to which Messrs. Britton and Blum will serve as consultants to Webster for up to twenty hours per week for a period of one year beginning on the Effective Date (each, a "Consulting Agreement"). For such service, each of Messrs. Britton and Blum will receive an annual consulting fee equal to 75% of his annual base salary as an executive officer of Eagle as in effect immediately prior to the Effective Time. Mr. Britton's annual base salary as of January 1, 1998, was $248,170, and Mr. Blum's annual base salary as of that date was $148,363. Webster has also agreed to reimburse each of Messrs. Britton and Blum for all reasonable business expenses incurred by each of them in their capacities as consultants to Webster. Webster will indemnify each of Messrs. Britton and Blum for all expenses, costs, liabilities and legal fees he incurs in the discharge of his duties as a consultant performed at the direction of a senior officer of Webster. The
Consulting Agreements contain an acknowledgment by Webster that, at the Effective Time, each of Messrs. Britton's and Blum's employment under their respective Eagle Agreements (as defined herein) will terminate and that such termination will be deemed a termination for Good Reason (as defined in each of the Eagle Agreements) in connection with a change in control of Eagle. Each Consulting Agreement terminates at the expiration of its one-year term or on the death or disability of Mr. Britton or Mr. Blum, as the case may be. Each Consulting Agreement is also terminable by the consultant on 30 days' notice to Webster or by Webster if the consultant should engage in certain specified competitive activities.


     Also in connection with the execution of the Merger Agreement, Webster entered into an employment agreement (the "Employment Agreement") with Kenneth
F. Burns, Vice President of Eagle. The terms of the Employment Agreement are substantially similar to the terms of the Consulting Agreements, with the following differences. Under the Employment Agreement, Mr. Burns will serve as an employee of Webster with a title of senior vice president or higher. Mr. Burns will be paid an annual base salary that is not less than his annual base salary as in effect immediately prior to the Effective Time, which annual base salary, as of January 1, 1998, was $113,295. Mr. Burns will also be entitled to participate in all compensation, retirement and other benefit plans, and fringe benefits, of Webster (or of any Webster subsidiary by which Mr. Burns is then employed) on the same basis as peer executives of Webster or such subsidiary, as the case may be. In the event Mr. Burns terminates his employment under the Employment Agreement as a result of Webster's breach of such agreement, or other than upon expiration of the term of the Employment Agreement, on 30 days' written notice by Mr. Burns to Webster, or on Mr. Burns' death or disability, or if Webster terminates Mr. Burns' employment under the Employment Agreement other than for cause (as defined in the Employment Agreement), Webster is required to pay to Mr. Burns a lump sum in cash equal to his base salary with respect to the remainder of the term of the Employment Agreement and is required to continue the benefits and perquisites under the Employment Agreement for the remainder of such term. The Employment Agreement does not contain an indemnification provision comparable to the Consulting Agreements.

     Existing Employment Agreements with Executive Officers. Each of Messrs. Britton, Blum and Burns, and Barbara S. Mills, Vice President and Treasurer of Eagle, and a senior officer of Eagle Bank (collectively, the "Eagle Executives"), is a party to an employment agreement with Eagle (each, an "Eagle Agreement"). Pursuant to the Eagle Agreements, each Eagle Executive is entitled to a lump sum cash payment in the event his or her employment is terminated, voluntarily or involuntarily, or in the event an Eagle Executive terminates his or her Eagle Agreement, in connection with or within two years after a change in control of Eagle or of Eagle Bank (unless the termination occurs by virtue of normal retirement, permanent and total disability or death) (a "Merger-Related Termination"). The Merger will constitute a "change in control" of Eagle for purposes of the Eagle Agreements. If a Merger-Related Termination is a voluntary termination by the Eagle Executive without good reason (as defined in the Eagle Agreements), the cash lump sum will be equal to one year's salary; for Ms. Mills, this amount would be $81,168, and for each of the other Eagle Executives, this amount would be their base salaries as described above. If the Merger-Related Termination is involuntary on the part of the Eagle Executive or is voluntary for good reason, the cash lump sum payment will be equal to three times the Base Amount (as defined herein) less one dollar. The "Base Amount" is the Eagle Executive's average annualized compensation payable by Eagle or any subsidiary thereof that was includible in his or her gross income for federal income tax purposes with respect to the five most recent taxable years of the Eagle Executive ending before the change in control. The estimated lump sum severance amounts payable under the terms of the Eagle Agreement, assuming a qualifying termination as of the Effective Time, would be as follows: Mr. Britton, $1,936,000; Mr. Blum, $1,185,000; Mr. Burns, $1,042,000; and Ms. Mills, $256,000 (totalling
$4,419,000). Payments to an Eagle Executive pursuant to an Eagle Agreement are limited so that such payment, together with any other compensation due to the Eagle Executive, would not cause any payment due the Eagle Executive under an Eagle Agreement to be considered a "parachute payment" within the meaning of
Section 280G(b)(2) of the Code.

     Eagle Post-Retirement Compensation Plan for Outside Directors. The Eagle Post-Retirement Compensation Plan for Outside Directors (the "Directors Retirement Plan") generally provides for periodic payments to Eagle directors who retire or who are not re-elected and who have served for five years or more on the Eagle Board. The Directors Retirement Plan further provides that, in the event of a change in control (as defined in the Directors Retirement Plan) of Eagle or Eagle Bank, the administrator of the Directors Retirement Plan is required to direct Eagle to establish a grantor trust to provide for the payment of the benefits of the participants under the Directors Retirement Plan. Such grantor trust is required to be funded within 10 days of the occurrence of a change in control, and must be funded in an amount not less than the aggregate present value, as determined by the administrator, of all amounts that in the future will be payable to participants in the Directors Retirement Plan as of the date of such funding. In lieu of the establishment of such grantor trust, Webster and Eagle have agreed that Eagle may pay such benefits to the participants in a lump sum equivalent.


THE STOCK OPTION AGREEMENT

     As a condition of and an inducement to Webster's approval and execution of the Merger Agreement, Webster and Eagle approved and executed the Stock Option Agreement immediately after the execution of the Merger Agreement.

     The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now be, or at any other time prior to the Effective Time might be, interested in acquiring all of or a significant interest in Eagle from considering or proposing such an acquisition, even if such persons were prepared to offer to the Eagle Stockholders consideration with a higher current market price than the shares of Webster Common Stock to be received per share of Eagle Common Stock pursuant to the Merger Agreement. The acquisition of Eagle by a third party could cause the Option to become exercisable. The existence of the Option could significantly increase the cost to a potential acquiror of acquiring Eagle compared to such cost had the parties not entered into the Stock Option Agreement. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower per share price to acquire Eagle than it might otherwise have proposed to pay. Moreover, the exercise or repurchase of the Option is likely to prohibit any other acquiror of Eagle from accounting for such an acquisition using the "pooling-of-interests" accounting method for a period of two years.

     Pursuant to the Stock Option Agreement, Eagle granted to Webster the Option entitling Webster to purchase, subject to the terms of the Option Agreement, up to 1,256,991 shares of Eagle Common Stock, under the circumstances described below, at a price per share of $41.25, subject to adjustment in certain circumstances (the "Option Price"). In no event, however, will the number of Eagle Option Shares exceed 19.9% of Eagle's issued and outstanding shares of Common Stock without giving effect to the issuance of any shares of Eagle Common Stock subject to the Option.

     The number of shares of Eagle Common Stock subject to the Option will be increased or decreased, as appropriate, to the extent that additional shares of Eagle Common Stock are either (i) issued or otherwise become outstanding after October 26, 1997 or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after October 26, 1997, such that, after such issuance, the number of Eagle Option Shares will continue to equal 19.9% of the Eagle Common Stock then issued and outstanding without giving effect to the issuance of any shares of Eagle Common Stock subject to the Option.

     The Stock Option Agreement provides that Webster or any other holder or holders of the Option (each, a "Holder") may exercise the Option, in whole or in part, if both an Initial Triggering Event and a Subsequent Triggering Event have occurred prior to the occurrence of an Exercise Termination Event (as defined herein); provided that the Holder has sent to Eagle written notice of such exercise within 90 days following such Subsequent Triggering Event (subject to extension as provided in the Stock Option Agreement). If prior notification to or approval of the OTS or of any other regulatory agency or of Eagle Stockholders is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same or use best efforts to promptly obtain such Eagle Stockholder approval, as the case may be, and the period of time that otherwise would run pursuant to the notice requirement described above shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the date the Holder sends the required notice. Eagle shall take all necessary action in order to permit the Holder to exercise the Option.


     For purposes of the Stock Option Agreement:


       (i) The term "Initial Triggering Event" means the occurrence of any of the following events or transactions after October 26, 1997: (a) Eagle or any subsidiary of Eagle, without Webster's prior written consent, enters into an agreement to engage in, or the Eagle Board recommends that Eagle Stockholders approve or accept, an Acquisition Transaction (as defined herein) with any person or group (other than Webster or any Subsidiary of Webster); (b) Eagle, without Webster's prior written consent, authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose to engage in an Acquisition Transaction, or the Eagle Board publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to Webster, its recommendation that the Eagle Stockholders approve the Merger Agreement in anticipation of engaging in an Acquisition Transaction; (c) any person, other than Webster, any subsidiary of Webster or any subsidiary Eagle acting in a fiduciary capacity in the ordinary course of business acquires beneficial ownership, or the right to acquire beneficial ownership, of 10% or more of the outstanding shares of Eagle Common Stock;
   (d) any person other than Webster or any subsidiary of Webster makes a bona fide proposal to Eagle or its stockholders by public announcement or written communication that becomes the subject of public disclosure to engage in an Acquisition Transaction; (e) Eagle breaches any covenant or obligation in the Merger Agreement after any person, other than Webster or any subsidiary of Webster, has proposed an Acquisition Transaction, and such breach (1) would entitle Webster to terminate the Merger Agreement and (2) is not remedied prior to the date of Webster's notice to Eagle of its intent to exercise the Option; or (f) any person other than Webster or any subsidiary of Webster, other than in connection with a transaction to which Webster has given its prior written consent, files an application or notice with the OTS, or other federal or state bank or thrift regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

       (ii) The term "Acquisition Transaction" means (a) a merger or consolidation, or any similar transaction, with Eagle or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the
   SEC); (b) a purchase, lease or other acquisition or assumption of all or substantially all of the assets or deposits of Eagle or any of its Significant Subsidiaries; (c) a purchase or other acquisition of securities representing 10% or more of the voting power of Eagle; or (d) any substantially similar transaction; provided, however, that in no event will any (1) merger, consolidation, purchase or similar transaction involving only Eagle and one or more of its subsidiaries or involving only any two or more of such subsidiaries or (2) merger or consolidation as to which the Eagle Stockholders immediately prior thereto own in the aggregate at least 60% of the common stock of the surviving corporation or its publicly held parent corporation immediately following consummation thereof be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement.

       (iii) The term "Subsequent Triggering Event" means the occurrence of either of the following events or transactions after October 26, 1997: (a) the acquisition by any person of beneficial ownership of 25% or more of the then-outstanding shares of Eagle Common Stock; or (b) the occurrence of the Initial Triggering Event described above in clause (i)(a) above, except that the percentage referred to in clause (ii)(c) above of the definition of "Acquisition Transaction" will be 25%.

     The Option will expire upon the occurrence of an "Exercise Termination Event," which includes: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, except in the event that Webster terminates the Merger Agreement pursuant thereto as a result of a breach by Eagle of any of its representations, warranties, covenants or agreements set forth therein, unless the breach by Eagle is non-volitional; or (iii) the date that is 12 months after the termination of the Merger Agreement if such termination occurs after the occurrence of an Initial Triggering Event or is a termination by Webster as a result of a breach by Eagle of any of its representations, warranties, covenants or agreements set forth therein, unless the breach by Eagle is non-volitional.

     As of the date of this Joint Proxy Statement/Prospectus, to the best knowledge of Eagle and Webster, no Initial Triggering Event or Subsequent Triggering Event has occurred.

     Immediately prior to the occurrence of a Repurchase Event (as defined herein), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Eagle (or any successor thereto) will repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (a) the Market/Offer Price (as defined herein) exceeds (b) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 90 days of such occurrence (subject to extension in certain cases), Eagle will repurchase such number of Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated.

     The term "Market/Offer Price" means the highest of (i) the price per share of Eagle Common Stock at which a tender offer or exchange offer has been made,
(ii) the price per share of Eagle Common Stock to be paid by any third party pursuant to an agreement with Eagle, (iii) the highest closing price for shares of Eagle Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or
(iv) in the event of a sale of all or a substantial portion of Eagle's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Eagle as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Eagle, divided by the number of shares of Eagle Common Stock outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash will be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Eagle. To the extent that Eagle is prohibited under applicable law or regulation from repurchasing (or would be required to give prior notice to, or to obtain the prior approval of, any regulatory authority in order to cause Eagle Bank to pay dividends sufficient to allow Eagle to repurchase), or requires any approval of Eagle Stockholders to repurchase, the Option and/or the Option Shares in full, Eagle will immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering (or with respect to which Eagle has received any required funds from Eagle Bank), within five business days after the date on which Eagle is no longer so prohibited. Eagle has agreed to use its best efforts to obtain such approval of Eagle Stockholders and all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase. Notwithstanding the above, if Eagle is prohibited under applicable law or regulation (or would be required to give prior notice to or obtain the prior approval of any regulatory authority in order to cause Eagle Bank to pay dividends sufficient to allow Eagle to repurchase), or requires any approval of Eagle Stockholders to deliver the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full, the Holder and/or Owner may revoke its notice of repurchase in whole or to the extent of the prohibition, whereupon, in the latter case, Eagle will promptly (i) deliver to the Holder or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Eagle is not prohibited from delivering (or with respect to which Eagle has received any required funds from Eagle Bank); and (ii) deliver, as appropriate, either (a) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Eagle Common Stock obtained by multiplying the number of shares of Eagle Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof that previously was delivered to the Holder and the denominator of which is the Option Repurchase Price, or (b) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

     A "Repurchase Event" is deemed to have occurred (i) upon the consummation of an Acquisition Transaction or (ii) upon the acquisition by any person of the beneficial ownership of 50% or more of the then-outstanding Eagle Common Stock, provided that a Subsequent Triggering Event has occurred prior to an Exercise Termination Event.

     In the event that, prior to an Exercise Termination Event, Eagle enters into an agreement (i) to consolidate with or merge into any person, other than Webster or one of its subsidiaries, such that Eagle is not the continuing or surviving corporation; (ii) to permit any person, other than Webster or one of its subsidiaries, to merge into Eagle where Eagle is the continuing or surviving corporation, but, in connection with such merger, the outstanding shares of Eagle Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the outstanding shares of Eagle Common Stock after such merger will represent less than 50% of the outstanding voting shares and voting share equivalents of the merged corporation; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Webster or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction must provide that the Option will, upon consummation of such transaction and upon terms and conditions set forth in the Stock Option Agreement, be converted into, or exchanged for, an option having substantially the same terms as the Option (the "Substitute Option") to purchase securities, at the election of the Holder, of either the acquiring person or any person that controls the acquiring person. At the request of the Holder of the Substitute Option (or the owner of shares of common stock issued thereunder), the issuer of the Substitute Option will repurchase it (or any shares of such issuer's common stock issued pursuant thereto, as the case may be) at a price, and subject to such other terms and conditions, as set forth in Stock Option Agreement.

     Within 90 days after the occurrence of a Subsequent Triggering Event prior to an Exercise Termination Event (subject to extension as provided in the Option Agreement), Webster may request Eagle to prepare, file and keep current with respect to the Option and any shares issued and issuable pursuant to the Option, a shelf registration statement under the Securities Act. Eagle is required to use its reasonable best efforts to cause such registration statement to become effective and then to remain effective for 180 days or such shorter time as may be reasonably necessary to effect such sales or other disposition of the Option and any shares issued and issuable under the Option. Webster has the right to demand two such registrations. The Stock Option Agreement also provides that, in the event that Eagle is in registration with respect to an underwritten public offering of shares of Eagle Common Stock at the time of a request by Webster for registration, and, if in the good faith judgment of the managing or sole underwriter inclusion of Holder's Option or Option Shares would interfere with such offering, the number of Option Shares to be covered in the registration may be reduced to no less than 25% of the total number of shares to be sold by the Holder and Eagle in the aggregate; provided, however, that Eagle shall thereafter file a registration statement for the balance as promptly as practicable and no further reduction shall occur.


                  MANAGEMENT AND OPERATIONS AFTER THE MERGER


     Pursuant to the Merger Agreement and prior to the Effective Time, the Webster Board, in consultation with Eagle, will select three directors of Eagle to be invited to serve as additional members of the Webster Board. In addition, the remaining non-employee directors of Eagle serving on the Eagle Board immediately prior to the Effective Time will be invited to serve on an advisory board to Webster for a period of not less than 24 months after the Effective Time. Further, in connection with the execution of the Merger Agreement, Webster entered into the Consulting Agreements with Mr. Britton and Mr. Blum, and the Employment Agreement with Mr. Burns. See "THE MERGER -- Interests of Certain Persons in the Merger."

                          MARKET PRICES AND DIVIDENDS


WEBSTER COMMON STOCK

     The following sets forth the range of high and low sale prices of Webster Common Stock as reported on Nasdaq, as well as cash dividends paid during the periods indicated.

                                                                  CASH
                                         MARKET PRICE        DIVIDENDS PAID
                                     ---------------------   ---------------
                                      HIGH        LOW           QUARTER
                                     ---------   ---------   ---------------
Ended:
 March 31, 1995 ..................    $ 22.25     $ 18.00        $ 0.16
 June 30, 1995  ..................      26.00       21.25          0.16
 September 30, 1995   ............      31.00       23.00          0.16
 December 31, 1995 ...............      29.50       24.50          0.16
 March 31, 1996 ..................      30.25       27.50          0.16
 June 30, 1996  ..................      29.38       26.75          0.16
 September 30, 1996   ............      35.75       28.00          0.18
 December 31, 1996 ...............      38.25       33.50          0.18
 March 31, 1997 ..................      41.38       35.13          0.18
 June 30, 1997  ..................      45.75       34.63          0.20
 September 30, 1997   ............      59.75       43.38          0.20
 December 31, 1997 ...............      67.75       57.00          0.20
 Through February 9, 1998 ........      67.00       58.00

     On October 24, 1997, the last trading day prior to the public announcement of the Merger, the closing price of Webster Common Stock on Nasdaq was $66.00. On February 9, 1998, the closing price of Webster Common Stock on Nasdaq was $64.00.


EAGLE COMMON STOCK

     The following sets forth the range of high and low sale prices of Eagle Common Stock as reported on Nasdaq, as well as cash dividends paid during the periods indicated.




                                                                  CASH
                                         MARKET PRICE        DIVIDENDS PAID
                                     ---------------------   ---------------
                                      HIGH        LOW           QUARTER
                                     ---------   ---------   ---------------
Ended:
 March 31, 1995 ..................    $ 21.25     $ 17.50        $ 0.21
 June 30, 1995  ..................      22.25       19.00          0.21
 September 30, 1995   ............      24.25       21.25          0.21
 December 31, 1995 ...............      27.75       22.25          0.23
 March 31, 1996 ..................      26.25       22.75          0.23
 June 30, 1996  ..................      26.75       22.25          0.23
 September 30, 1996   ............      27.25       23.75          0.23
 December 31, 1996 ...............      31.00       26.25          0.23
 March 31, 1997 ..................      30.75       27.75          0.23
 June 30, 1997  ..................      31.75       26.75          0.23
 September 30, 1997   ............      41.00       30.25          0.25
 December 31, 1997 ...............      55.50       39.00          0.25
 Through February 9, 1998 ........      55.94       45.50

     On October 24, 1997, the last trading day prior to the public announcement of the Merger, the closing price of Eagle Common Stock on Nasdaq was $43.00. On February 9, 1998, the closing price of Eagle Common Stock on Nasdaq was $52.75.

                       COMPARISON OF STOCKHOLDER RIGHTS

     Set forth below is a summary of certain differences between the rights of Eagle Stockholders and the rights of Webster Stockholders. If the Merger Agreement is approved and adopted and the Merger is consummated, Eagle Stockholders will become Webster Stockholders, and, therefore, the rights of Eagle Stockholders will cease to be governed by the Eagle Certificate and the Eagle Bylaws and, instead, will be governed by the Certificate of Incorporation of Webster (the "Webster Certificate") and Bylaws of Webster (the "Webster Bylaws"). The rights of Eagle Stockholders will, however, continue to be subject to the DGCL. See "AMENDMENT TO THE WEBSTER CERTIFICATE."

     The following comparison is based on the current terms of the governing documents of Webster and Eagle. The discussion is intended to highlight important similarities and differences between the rights of Webster
Stockholders and Eagle Stockholders. There are no substantial differences between the rights of Webster Stockholders and Eagle Stockholders under the DGCL other than as a result of the foregoing.

     Although it is impractical to compare all of the aspects in which the certificates of incorporation and bylaws of Webster and Eagle differ with respect to stockholders' rights, the following discussion summarizes the material differences in such rights.


DIRECTORS

     The Webster Certificate provides that the Webster Board will be divided into three classes, with directors in each class elected for three-year terms, and with one of the three classes to expire each succeeding year. The Webster Certificate further provides that the size of the Webster Board shall not exceed 15 members. The Webster Bylaws currently provide for 12 directors and the Merger Agreement contemplates the addition of three directors of Eagle as of the Effective Time.

     The Webster Certificate and the Webster Bylaws provide that a vacancy occurring in the Board of Directors, including a vacancy created by any increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The Webster Certificate provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted by stockholders at a duly constituted stockholder meeting called for the purpose of voting to remove the directors. The director who is the subject of the meeting must receive 30 days' written notice of the meeting and reasons therefor.

     Webster's Bylaws provide that to be eligible for nomination as a director, a nominee must be a resident of the State of Connecticut at the time of his or her nomination or, if not then a resident, have been previously a resident for at least three years. The Webster Bylaws further provide that each director is required to own at least 100 shares of Webster Common Stock.

     The Webster Bylaws also provide that nominations for election to the Webster Board be made at a meeting of stockholders by or at the direction of the Webster Board or by any Webster stockholder entitled to vote for the election of directors at such meeting who complies with certain notice requirements. Such notification must be made in writing and must be delivered to or mailed and received by the Secretary of Webster not less than 30 nor more than 90 days prior to the meeting (or not less than 15 days following the day on which notice is given or public disclosure is made in the event that such notice is given or disclosure is made less than 45 days prior to the date of the stockholder meeting).

     The provisions of the Eagle Certificate and the Eagle Bylaws with regard to directors are substantially similar to those of Webster, except as follows: the Eagle Bylaws provide for 10 directors; the Eagle Bylaws require directors to be residents of the State of Connecticut without exception, require directors to be employed on a substantially full-time basis in the State of Connecticut, and provide that no person of an age 70 years or older is eligible for election, reelection, appointment or reappointment to the Eagle Board or is permitted to serve as a director beyond the annual meeting of Eagle immediately following such director's seventieth birthday.

SPECIAL MEETINGS

     The Webster Certificate provides that a special meeting of stockholders may be called only by the Chairman of the Webster Board, the President of Webster or the Webster Board. Stockholders are not authorized to call a special meeting. The Eagle Certificate contains substantially the same provision. The Webster Bylaws require notice of special meetings to be given to stockholders eligible to vote at such meeting not less than 20 nor more than 50 days before the date of the meeting. The Eagle Bylaws provide for similar notice to be given not less than 10 nor more than 60 days before the date of the meeting.


STOCKHOLDER ACTION WITHOUT A MEETING

     The Webster Certificate provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by written consent unless such consent is unanimous. The Eagle Certificate contains a substantially similar provision.


APPROVALS FOR ACQUISITIONS OF CONTROL AND OFFERS TO ACQUIRE CONTROL

     Generally, the Webster Certificate prohibits any person, with certain limited exceptions, from acquiring Control (as defined herein) of Webster unless the acquisition has received the prior approval of at least two-thirds of the outstanding shares of voting stock at a duly called meeting of Webster Stockholders held for such purpose and of all regulatory approvals. For purposes of this provision, "Control" is defined as the sole or shared power to vote or to direct the voting of, or to dispose or direct the disposition of, 10% or more of Webster's voting stock. Furthermore, no person may make an offer to acquire Control without obtaining prior approval of the offer by at least two-thirds of the Webster Board or by the OTS. This provision of the Webster Certificate remains effective only so long as a federally insured depositary institution is a majority-owned subsidiary of Webster. Shares acquired in excess of the 10% limitation without such approval ("Excess Shares") are not entitled to vote or take other stockholder action or be counted in determining the total number of outstanding shares in connection with any matter involving stockholder action. Excess Shares are also subject to transfer to a trustee, selected by Webster, for sale on the open market or otherwise, with the proceeds to be paid first to the trustee in an amount equal to the trustee's reasonable fees and expenses, second to the beneficial owner in an amount up to such owner's federal tax basis in such shares and third to Webster as to any remaining balance. The Eagle Certificate contains a substantially similar provision, except as follows: the Eagle Certificate prohibits any person, with certain limited exceptions, from acquiring Control of Eagle unless the acquisition has received the prior approval of either the two-thirds vote of the outstanding shares of voting stock of Eagle Stockholders or, in the alternative, the acquisition has been approved by at least two-thirds of the directors in office at a duly constituted meeting of the Eagle Board called for that purpose and by the affirmative vote of the holders of at least a majority of the outstanding shares of Eagle Voting Stock at a duly constituted meeting of shareholders called for that purpose. In addition, no person shall acquire Control of Eagle at any time without obtaining prior to such acquisition all federal regulatory approvals.


PROCEDURES FOR CERTAIN BUSINESS COMBINATIONS

     Generally, the Webster Certificate requires that certain business combinations between Webster (or any majority-owned subsidiary thereof) and an "Interested Person" (as defined herein) or any affiliate or associate of an Interested Person (collectively, the "Interested Stockholder") either (i) be approved by at least 80% of the total number of outstanding shares of voting stock of Webster, or (ii) be approved by at least two-thirds of Webster's Continuing Directors (as defined herein) or meet certain price and procedure requirements that provide for consideration per share generally equal to that paid by the Interested Stockholder when it acquired its shares of Webster Common Stock. "Interested Person" is defined as any person (other than Webster or any majority-owned Webster subsidiary or any employee stock purchase plan or other employee benefit plan of Webster or any majority-owned Webster subsidiary) that is the direct or indirect Beneficial Owner (as defined herein) of 10% or more or the voting power of Webster or, alternatively, is an affiliate of Webster and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock. "Beneficial Owner" is defined as a person (individually or with any of its affiliates or associates) that, directly or indirectly, owns voting stock, has the right to acquire voting stock, has the right to vote or direct the voting of voting stock, has the right to dispose of or to direct the disposition of voting stock or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person (individually or with any of its affiliates or associates) that beneficially owns, directly or indirectly, such shares of voting stock. "Continuing Directors" are persons who are unaffiliated with the Interested Stockholder and who were either on the Webster Board before the Interested Stockholder became such or who are later elected to the Webster Board to succeed a Continuing Director and whose election is recommended by a majority of the Continuing Directors.

     The types of business combinations involving an Interested Stockholder covered by this provision include: any merger, consolidation or share exchange; any sale, lease, exchange, mortgage, pledge or other transfer other than in the usual and regular course of business of assets of Webster having an aggregate book value of 10% or more of the total market value of the outstanding shares of Webster or of Webster's net worth; an issuance or transfer of equity securities having an aggregate market value in excess of 5% of the aggregate market value of Webster's outstanding shares; the adoption of any plan or proposal of liquidation proposed by or on behalf of an Interested Stockholder; and any reclassification of securities, recapitalization of Webster or any merger or consolidation of Webster with any of its subsidiaries or any other transaction that has the effect of increasing the proportionate ownership interest of the Interested Stockholder.

     The Eagle Certificate contains a substantially similar provision.


LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The Webster Certificate provides that no director shall be personally liable to Webster or the Webster Stockholders for monetary damages for breach of fiduciary duty as a director other than liability (i) for any breach of the director's duty of loyalty to Webster or the Webster Stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. In addition, the Webster Bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster who are made parties to or threatened to be made parties to any suit or proceeding ("Defendants") because of their position as such or because they assumed such position with another entity at Webster's request, for expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with such action. These provisions only apply where the Defendant acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Webster (and, with respect to any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful); provided, however, that, in the case of suits brought in the name of Webster, no indemnification will be made against expenses in respect of any matter as to which such Defendant shall have been found liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination that, in view of all of the circumstances, the Defendant met the applicable standard of conduct and indemnification for such expenses or amounts is proper. Determining the propriety of indemnification rests with (i) the Webster Board by a majority of a quorum of directors who were not parties to the action, (ii) by independent legal counsel, (iii) Webster Stockholders or (iv) any court of competent jurisdiction within the State of Delaware; provided, however, that, to the extent that a Defendant was successful on the merits or otherwise, he or she will be indemnified against expenses, without the necessity of such a determination. The Webster Bylaws further provide that Webster may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of Webster, or is or was serving in such a capacity with another corporation at Webster's request, for liability asserted against or incurred by him or her in such capacity, regardless of whether Webster would have had the power or the obligation to indemnify him against such liability under the provisions discussed above.

     The Eagle Certificate contains substantially similar provisions regarding limitations on director liability and the Eagle Bylaws set forth substantially similar provisions regarding indemnification.


CUMULATIVE VOTING

     Neither the Webster Certificate and the Eagle Certificate provides for cumulative voting rights in the election of directors.


NOTICE OF STOCKHOLDER MEETINGS

     The Webster Bylaws require that notice setting forth the place, date and hour of the meeting and the purpose or purposes for which the meeting is brought be given not less than 20 nor more than 50 days prior to each annual or special meeting of Webster Stockholders. The Eagle Bylaws require that notice setting forth the place, date and hour of the meeting and the purpose or purposes for which the meeting is brought be given not less than 10 nor more than 60 days prior to such meeting.


NOTICE OF BUSINESS TO BE CONDUCTED AT STOCKHOLDER MEETINGS

     The Webster Bylaws provide that Webster Stockholders seeking to bring business before an annual Webster Stockholders meeting must give proper notice, which notice must be delivered to or mailed and received at Webster's principal executive office not less than 30 nor more than 90 days prior to the meeting; provided, however, that, in the event that notice or public disclosure of the meeting is given less than 45 days prior to the meeting, the stockholder's notice must be so received not less than 15 days following the day of notice or public disclosure of the meeting was made. The Eagle Bylaws contain a substantially similar provision.


QUORUM

     The Webster Bylaws and the Eagle Bylaws each provide that the holders of one-third of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum.


ACTION OF STOCKHOLDERS

     Except as otherwise required by law or the Webster Certificate or the Webster Bylaws, the Webster Bylaws provide that any matter brought before a meeting of Webster Stockholders shall be decided by the affirmative vote of a majority of the votes cast on the matter. The Eagle Bylaws provide that except as otherwise provided by law, the Eagle Certificate or the Eagle Bylaws, all questions shall be decided by the affirmative vote of a majority of the votes cast on the matter.


RECORD DATE

     The Webster Bylaws provide that the record date for determination of stockholders entitled to notice of or to vote at a meeting and for certain other specified purposes shall not be less than 20 nor more than 50 days before the date of such meeting or other action. The Eagle Bylaws provide that the record date for determination of stockholders entitled to notice of or to vote at a meeting and for certain other specified purposes shall be not less than 10 nor more than 60 days prior to the date of the meeting or other action.


ANTI-GREENMAIL

     The Webster Certificate requires approval by a majority of the outstanding shares of Webster voting stock before Webster may, directly or indirectly, purchase or otherwise acquire any voting stock of Webster beneficially owned, directly or indirectly, by a holder of 5% percent or more of Webster's voting stock, if such holder has owned such shares for less than two years. Any shares beneficially held by such person are excluded in calculating the number of shares outstanding and the required affirmative vote. This provision does not apply to a pro rata offer made by Webster to all of its stockholders in compliance with the Exchange Act and the rules and regulations thereunder, or to a purchase of voting stock by Webster if the Webster Board has determined that the purchase price per share does not exceed the fair market value of such voting stock. The Eagle Certificate contains a substantially similar provision.


CRITERIA FOR EVALUATING CERTAIN OFFERS

     The Webster Certificate provides that the Webster Board, when evaluating any offers to (i) make a tender or exchange offer for Webster Common Stock, (ii) merge or consolidate Webster with another institution or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Webster, shall, in connection with determining what is, in the Webster Board's judgment, in the best interests of Webster and the Webster Stockholders, give due consideration to all relevant factors, including, without, limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which such subsidiaries operate or are located, as well as on the ability of such subsidiaries to fulfill the objectives of insured institutions under applicable United States federal statutes and regulations. The Eagle's Certificate contains a substantially similar provision.


AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS

     Amendments to the Webster Certificate must be first proposed by the Webster Board upon the affirmative vote of at least two-thirds of the Webster Board at a duly constituted meeting called for such purpose and thereafter approved by Webster's stockholders by an affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by an affirmative vote of at least two-thirds of the shares entitled to vote thereon is required to amend provisions relating to the Webster Board, amendment of the Webster Bylaws, authority to call special meetings of Webster Stockholders, approval of acquisitions of control and related offers, criteria for evaluating certain offers, anti-greenmail and action by written consent; and that approval by an affirmative vote of at least 80% of the shares entitled to vote thereon is required for amendments to the provisions relating to amendments of the Webster Certificate and Webster Stockholder approval required for business combinations involving Interested Stockholders. The Webster Bylaws may be amended by the affirmative vote of at least two-thirds of the Webster Board or by Webster Stockholders by an affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting called for such purpose. The Eagle Certificate and the Eagle Bylaws contain substantially similar provisions.


SHAREHOLDER RIGHTS AGREEMENT

     On February 5, 1996, the Webster Board declared a dividend distribution of one preferred stock purchase right (a "Webster Right") for each outstanding share of Webster Common Stock to Webster Stockholders of record at the close of business on February 16, 1996. Each Webster Right entitles the registered holder to purchase from Webster a unit consisting of one one-thousandth of a share (a "Unit") of Series C Participating Preferred Stock, par value $.01 per share, of Webster (the "Series C Stock"), at a purchase price of $100 per unit, subject to adjustment. The description and terms of the Webster Rights are set forth in the Webster Rights Agreement. The Webster Rights are exercisable, if at all, on or prior to February 4, 2006.

     No separate rights certificates have been or will be distributed, and ownership of the Webster Rights is and will be evidenced by the ownership of Webster Common Stock certificates representing shares then outstanding, unless and until certain circumstances occur. The Webster Rights will separate from the Webster Common Stock and will be distributed upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Webster Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group beneficially owning 15% or more of such outstanding shares of Webster Common Stock or (iii) 10 business days after the Webster Board has declared any person to be an Adverse Person (as defined herein) (such date, the "Distribution Date").

     The Webster Board, by a majority vote, shall declare a person to be an "Adverse Person" upon making (i) a determination that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of Webster Common Stock (provided that any such determination will not be effective until such person has become the beneficial owner of 10% or more of the outstanding shares of Webster Common Stock) and (ii) a determination, after reasonable inquiry and investigation, including consultation with such persons as the Webster Board deems appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause Webster to repurchase the Webster Common Stock beneficially owned by such person or to cause pressure on Webster to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Webster Board believes that the best long-term interests of Webster and the Webster Stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time, (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of Webster's ability to maintain its competitive position) on the business or prospects of Webster or (c) such beneficial ownership is otherwise determined to be not in the best interests of Webster and the Webster Stockholders, employees, customers and the communities in which Webster and its subsidiaries do business. However, the Webster Board may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Webster Common Stock then outstanding, such person provided to the Webster Board a written statement of the person's purpose and intentions with respect to the acquisition of the Webster Common Stock, and the Webster Board deemed it appropriate not to declare the person an Adverse Person. The Webster Board may impose conditions on its determination (such as the person not acquiring more than a specified amount of Webster Common Stock).

     Until the date rights certificates are distributed pursuant to the Webster Rights Agreement, (i) the Webster Rights will be evidenced by the Webster Common Stock certificates and will be transferred with and only with such Webster Common Stock certificates, (ii) new Webster Common Stock certificates issued after February 16, 1996 will contain a notation incorporating the Webster Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Webster Common Stock outstanding will also constitute the transfer of the Webster Rights associated with the Webster Common Stock represented by such certificate.

     The Webster Rights are not exercisable until the Distribution Date and will expire at the close of business on February 4, 2006, unless earlier redeemed by Webster as described below.

     As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of the Webster Common Stock as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will represent the Webster Rights. Except as otherwise determined by the Webster Board, only shares of Webster Common Stock issued prior to the Distribution Date will be issued with Webster Rights.

     In the event that the Webster Board determines that a person is an Adverse Person or a person becomes the beneficial owner of 15% or more of the then outstanding shares of Webster Common Stock, each holder of a Webster Right, after the end of the redemption period, will thereafter have the right to receive (i) upon exercise and payment of the exercise price, Webster Common Stock (or, in certain circumstances, cash, property or other securities of Webster) having a value equal to two times the exercise price of the Webster Right or (ii) at the discretion of the Webster Board, upon exercise and without payment of the exercise price, Webster Common Stock (or, in certain circumstances, cash, property or other securities of Webster) having a value equal to the difference between the exercise price of the Webster Right and the value of the consideration that would be payable under clause (i). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Webster Rights that are, or (under certain circumstances specified in the Webster Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Webster Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Webster Rights are no longer redeemable by Webster as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) Webster consolidates with or merges with and into any other person and Webster is not the continuing or surviving corporation, (ii) any person consolidates with or merges with or into Webster and Webster is the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Webster Common Stock shall be changed into or exchange for stock or other securities of any other person or cash or any other property or (iii) Webster sells or transfers 50% or more of its assets or earning power, each holder of a Webster Right (except Webster Rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Webster Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Webster Board may exchange the Webster Rights (other than Webster Rights owned by such person or group that have become void), in whole or in part, at an exchange ratio of one share of Webster Common Stock per Webster Right (subject to adjustment).

     The purchase price payable and the number of Units of Series C Stock or other securities or property issuable upon exercise of the Webster Rights are subject to adjustment from time to time in certain circumstances, including as follows: (i) issuance of a stock dividend on, or a subdivision, combination or reclassification of the Series C Stock; (ii) if holders of the Series C Stock are granted certain rights, options or warrants to subscribe for Series C Stock or securities convertible into Series C Stock at less than the current market price of the Series C Stock, or (iii) upon the distribution to holders of the Series C Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends) or assets (other than dividends payable in Series C Stock, but including dividends payable in stock other than Series C Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

     No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series C Stock on the last trading date prior to the date of exercise.

     In general, the Webster Board may cause Webster to redeem the Webster Rights in whole, but not in part, at a price of $.01 per Webster Right, at any time until 10 business days following the Stock Acquisition Date or such period as may be extended. Under certain circumstances, the decision to redeem the Webster Rights will require the concurrence of a majority of the continuing directors (who, in general, are those directors who were directors of Webster on February 5, 1996, or who subsequently became directors and whose elections or nominations were approved by a majority of the continuing directors). Moreover, redemption is not permitted after 10 business days following the effective date of any declaration by the Webster Board that any person is an Adverse Person. After the redemption period has expired, Webster's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to less that 10% of the outstanding shares of Webster in a transaction or series of transactions not involving Webster and there are no other Acquiring Persons or Adverse Persons. Immediately upon the action of the Webster Board ordering redemption of the Webster Rights, the Webster Rights will terminate and the only right of the holders of Webster Rights will be to receive the $.01 redemption price.

     Until a Webster Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Webster, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the principal economic terms of the Webster Rights, any of the provisions of the Webster Rights Agreement may be amended by the Webster Board prior to the Distribution Date. After the Distribution Date, the provisions of the Webster Rights Agreement may be amended by the Webster Board in order to cure any ambiguity, defect or inconsistency or to make changes which do not adversely affect the interests of holders of Webster Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Webster Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Webster Rights are not redeemable.

     A copy of the Webster Rights Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K. A copy of the Webster Rights Agreement is available free of charge from Webster. This summary description of the Webster Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     On October 22, 1996, the Eagle Board declared a dividend distribution of one preferred stock purchase right (an "Eagle Right") for each outstanding share of Eagle Common Stock, with each Eagle Right entitling the holder to purchase from Eagle a unit consisting of one one-thousandth of a share of Series A Participating Preferred Stock of Eagle, at a purchase price of $100 per unit, subject to adjustment. The rights set forth in the Eagle Rights Agreement are substantially similar to those set forth in the Webster Rights Agreement and described above (except that, in instances in which the Webster Rights would be exercisable for or exchangeable into securities or assets of Webster, the Eagle Rights are generally exercisable or exchangeable into securities or assets of Eagle). The Eagle Rights are exercisable, if at all, on or prior to October 22, 2006.

     Eagle has amended the Eagle Rights Agreement to ensure that entering into the Merger Agreement and the Stock Option Agreement and consummating the transactions contemplated thereby did not and will not result in the grant of any rights to any person under the Eagle Rights Agreement or enable or require the Eagle Rights to be exercised, distributed or triggered.

                             STOCKHOLDER PROPOSALS

     Any proposal which a Webster Stockholder wishes to have included in the proxy materials of Webster with respect to Webster's 1998 Annual Meeting must have been received by Webster at Webster's principal executive offices at Webster Plaza, Waterbury, Connecticut 06702 no later than December 1, 1997.

     Eagle will hold a 1998 Annual Meeting of Eagle Stockholders only if the Merger is not consummated. In the event that Eagle holds its 1998 Annual Meeting, Eagle will inform its stockholders of the date upon which such meeting will be held and the date by which stockholder proposals must be received for inclusion in the proxy materials.


                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Joint Proxy Statement/ Prospectus will be brought before the Webster Special Meeting or the Eagle Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the Webster or Eagle proxy, as the case may be, to vote such proxy in accordance with the determination of a majority of the Webster or Eagle Board, as the case may be, including, without limitation, a motion to adjourn or postpone the Webster Special Meeting or the Eagle Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement or otherwise.


                                    EXPERTS

     The consolidated financial statements of Webster (as restated to include DS Bancor Inc and Peoples Savings Financial Corp.) at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference into this Joint Proxy Statement/Prospectus, have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing in the incorporated materials and given upon the authority of that firm as experts in accounting and auditing.

     The separate consolidated financial statements of Webster (excluding DS Bancor Inc and Peoples Savings Financial Corp.) at December 31, 1996 and 1995, and for each of the years in the three year period ended December 31, 1996 incorporated by reference into this Joint Proxy Statement/Prospectus, have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing in the incorporated materials and given upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Eagle Financial Corp. and subsidiaries at September 30, 1997 and 1996, and for each of the years in the three year period ended September 30, 1997, have been incorporated by reference herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the September 30, 1997, consolidated financial statements of Eagle Financial Corp. and subsidiaries refers to a change in the method of accounting for investment securities in 1995.


                                 LEGAL MATTERS

     The validity of the Webster Common Stock to be issued in the Merger has been passed upon by Wachtell, Lipton, Rosen & Katz. Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP will be passing upon certain tax matters in connection with the Merger.

                     PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following Pro Forma Combined Statement of Condition as of September 30, 1997 combines the historical consolidated statements of financial condition of Webster and Eagle as if the Merger had occurred on September 30, 1997, after giving effect to the pro forma adjustments described in the accompanying notes. The Pro Forma Combined Statements of Income for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994 are presented as if the Merger had been consummated at the beginning of each period presented. Webster's fiscal year ends December 31 and Eagle's fiscal year ends September 30. The pro forma combined financial statements combine the financial information of Webster (as restated to include DS Bancor Inc. and Peoples Savings Financial Corp.) at and for the fiscal years ended December 31, 1996, 1995 and 1994 with the financial information of Eagle (as restated to include MidConn Bank) at and for the fiscal years ended September 30, 1996, 1995 and 1994, respectively, and combines the financial information of Webster (as restated to include DS Bancor Inc. and Peoples Savings Financial Corp.) at and for the nine-month periods ended September 30, 1997 and 1996 with the financial information of Eagle (as restated to include MidConn Bank) at and for the nine months periods ended June 30, 1997 and 1996, respectively.

     The pro forma combined financial statements should be read in conjunction with the separate historical consolidated financial statements and notes of Webster and Eagle incorporated by reference herein. See "INFORMATION INCORPORATED BY REFERENCE." The pro forma combined financial statements are not necessarily indicative of the consolidated financial position or results of future operations of the combined entity or of the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.

                   PRO FORMA COMBINED STATEMENT OF CONDITION
                              SEPTEMBER 30, 1997
                                  (UNAUDITED)





                                                     WEBSTER         EAGLE           PRO FORMA             PRO FORMA
                                                   (HISTORICAL)   (HISTORICAL)      ADJUSTMENTS            COMBINED
                                                   -------------- -------------- ------------------------ --------------
                                                                              (IN THOUSANDS)
ASSETS
Cash and Due from Depository Institutions   ......  $  125,728     $   28,435                              $  154,163
Interest-bearing Deposits ........................      90,100         42,716                                 132,816
Securities:
Trading Securities at Fair Value   ...............      71,452             --                                  71,452
Available for Sale, at Fair Market Value .........   2,101,410        736,722             (14,263)(a)(e)    2,823,869
Held to Maturity (Market: 447,237) ...............     444,980             --                                 444,980
Loans Receivable, Net  ...........................   3,732,498      1,130,304              (1,500)(c)       4,861,302
Segregated Assets, Net ...........................      44,784             --                                  44,784
Accrued Interest Receivable  .....................      40,127         11,557                                  51,684
Premises and Equipment, Net  .....................      58,436         12,578              (1,200)(c)          69,814
Foreclosed Properties, Net   .....................      10,983          4,685                                  15,668
Intangible Assets   ..............................      50,525         30,304                                  80,829
Prepaid Expenses and Other Assets  ...............      39,991         16,058               1,450 (b)          57,499
                                                    ----------     ----------             -------          ----------
Total Assets  ....................................  $6,811,014     $2,013,359        $    (15,513)         $8,808,860
                                                    ==========     ==========        ============          ==========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
LIABILITIES:
 Deposits  .......................................  $4,265,011     $1,385,431                              $5,650,442
 Federal Home Loan Bank Advances   ...............   1,039,029        409,558                               1,448,587
 Other Borrowings   ..............................     972,437          1,251                                 973,688
 Advanced Payments by Borrowers for Taxes and In-
   surance........................................      12,052         12,701                                  24,753
 Accrued Expenses and Other Liabilities  .........      58,901         17,315              10,500 (c)          86,716
                                                    ----------     ----------        ------------          ----------
 Total Liabilities  ..............................   6,347,430      1,826,256              10,500           8,184,186
 Corporation-Obligated Mandatorily Redeemable
   Capital Securities of Subsidiary Trust   ......     100,000         48,858              (5,000)(e)         143,858
                                                    ----------     ----------        ------------          ----------
SHAREHOLDERS' EQUITY:
 Common Stock ....................................         136             63                 (12)(d)             187
 Paid In Capital .................................     172,321         78,589              (7,610)(a)(d)      243,300
 Retained Earnings  ..............................     181,203         59,072             (11,750)(b)(c)      228,525
 Less Treasury Stock at Cost .....................      (4,068)          (362)                362 (d)          (4,068)
 Unrealized Gains (Losses), Net ..................      15,963            883              (2,003)(a)          14,843
 Less Employee Stock Ownership Plan Shares Pur-
   chased with Debt ..............................      (1,971)            --                  --              (1,971)
                                                    ----------     ----------        ------------          ----------
 Total Shareholders' Equity  .....................     363,584        138,245             (21,013)            480,816
                                                    ----------     ----------        ------------          ----------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:......  $6,811,014     $2,013,359        $    (15,513)         $8,808,860
                                                    ==========     ==========        ============          ==========

     The pro forma  combined  statement  of condition  has not been  adjusted to
reflect  any  of  the  improvements  in  operating   efficiencies  that  Webster
anticipates may occur in the future due to the Merger.

       See accompanying notes to pro forma combined financial statements.

                    PRO FORMA COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                                WEBSTER           EAGLE         PRO FORMA
                                                              (HISTORICAL)     (HISTORICAL)      COMBINED
                                                              --------------   --------------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
 Loans and Segregated Assets ..............................      $223,250         $65,219       $288,469
 Securities   .............................................       103,179          32,022        135,201
                                                                 --------         -------       --------
   Total Interest Income  .................................       326,429          97,241        423,670
INTEREST EXPENSE:
 Interest on Deposits  ....................................       126,695          41,453        168,148
 Interest on Borrowings   .................................        56,164          12,315         68,479
                                                                 --------         -------       --------
   Total Interest Expense .................................       182,859          53,768        236,627
   Net Interest Income ....................................       143,570          43,473        187,043
Provision for Loan Losses .................................        13,460           8,678         22,138
                                                                 --------         -------       --------
 Net Interest Income After Provision for Loan Losses ......       130,110          34,795        164,905
NONINTEREST INCOME:
 Fees and Service Charges .................................        20,168           3,205         23,373
 Gain on Sale of Loans and Securities, Net  ...............         2,379              17          2,396
 Other Noninterest Income .................................         3,183           2,037          5,220
                                                                 --------         -------       --------
   Total Noninterest Income  ..............................        25,730           5,259         30,989
                                                                 --------         -------       --------
NONINTEREST EXPENSES:
 Salaries and Employee Benefits ...........................        45,041          12,700         57,741
 Occupancy Expense of Premises  ...........................         9,491           2,495         11,986
 Furniture and Equipment Expenses  ........................         8,818           1,611         10,429
 Federal Deposit Insurance Premiums   .....................           757             525          1,282
 Foreclosed Property Expenses and Provisions, Net .........         1,716           1,687          3,403
 Intangibles Amortization .................................         4,693           2,257          6,950
 Marketing Expenses .......................................         4,261           1,541          5,802
 Merger and Acquisition Expenses   ........................        27,058           3,499         30,557
 Capital Securities Expenses ..............................         6,446           1,260          7,706
 Other Operating Expenses .................................        17,809           6,574         24,383
                                                                 --------         -------       --------
   Total Noninterest Expenses   ...........................       126,090          34,149        160,239
                                                                 --------         -------       --------
Income before Income Taxes   ..............................        29,750           5,905         35,655
Income Taxes  .............................................        10,757           3,057         13,814
                                                                 --------         -------       --------
NET INCOME:   .............................................      $ 18,993         $ 2,848       $ 21,841
                                                                 ========         =======       ========
NET INCOME PER COMMON SHARE: (f)
 Primary   ................................................      $   1.37         $  0.44       $   1.13
                                                                 ========         =======       ========
 Fully Diluted   ..........................................      $   1.35         $  0.44       $   1.12
                                                                 ========         =======       ========

     The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Merger.

       See accompanying notes to pro forma combined financial statements.

                    PRO FORMA COMBINED STATEMENT OF INCOME
                     NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)





                                                              WEBSTER           EAGLE         PRO FORMA
                                                            (HISTORICAL)     (HISTORICAL)      COMBINED
                                                            --------------   --------------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
 Loans and Segregated Assets  ...........................      $212,983        $ 60,468       $273,451
 Securities .............................................        73,581          29,409        102,990
                                                               --------        --------       --------
   Total Interest Income   ..............................       286,564          89,877        376,441
INTEREST EXPENSE:
 Interest on Deposits   .................................       130,324          41,467        171,791
 Interest on Borrowings .................................        31,215           8,914         40,129
                                                               --------        --------       --------
   Total Interest Expense  ..............................       161,539          50,381        211,920
   Net Interest Income  .................................       125,025          39,496        164,521
Provision for Loan Losses  ..............................         6,204           2,541          8,745
                                                               --------        --------       --------
 Net Interest Income After Provision for Loan Losses.....       118,821          36,955        155,776
NONINTEREST INCOME:
 Fees and Service Charges  ..............................        16,626           2,859         19,485
 Gain (Loss) on Sale of Loans and Securities, Net  ......         2,383          (1,947)           436
 Non-recurring Gain on Sale of Deposits   ...............            --          15,904         15,904
 Other Noninterest Income  ..............................         3,659           1,452          5,111
                                                               --------        --------       --------
   Total Noninterest Income   ...........................        22,668          18,268         40,936
                                                               --------        --------       --------
NONINTEREST EXPENSES:
 Salaries and Employee Benefits  ........................        45,561          12,653         58,214
 Occupancy Expense of Premises   ........................         9,290           2,238         11,528
 Furniture and Equipment Expenses   .....................         8,031           1,262          9,293
 Federal Deposit Insurance Premiums .....................         1,584           1,387          2,971
 Foreclosed Property Expenses and Provisions, Net .......         2,644           1,524          4,168
 Intangible Amortization   ..............................         4,141           2,098          6,239
 Marketing Expenses  ....................................         4,172           1,435          5,607
 Merger and Acquisition Expenses ........................           500              --            500
 SAIF Assessment  .......................................         4,730              --          4,730
 Other Operating Expenses  ..............................        17,217           6,450         23,667
                                                               --------        --------       --------
   Total Noninterest Expenses ...........................        97,870          29,047        126,917
                                                               --------        --------       --------
Income before Income Taxes ..............................        43,619          26,176         69,795
Income Taxes Expense ....................................        15,747          10,388         26,135
                                                               --------        --------       --------
NET INCOME  .............................................        27,872          15,788         43,660
Preferred Stock Dividends  ..............................           928              --            928
                                                               --------        --------       --------
Net Income Available to Common Stockholders  ............      $ 26,944        $ 15,788       $ 42,732
                                                               ========        ========       ========
NET INCOME PER COMMON SHARE: (f)
 Primary ................................................      $   1.99        $   2.49       $   2.26
                                                               ========        ========       ========
 Fully Diluted ..........................................      $   1.90        $   2.47       $   2.18
                                                               ========        ========       ========

     The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Merger.

       See accompanying notes to pro forma combined financial statements.

                    PRO FORMA COMBINED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)





                                                             WEBSTER           EAGLE         PRO FORMA
                                                           (HISTORICAL)     (HISTORICAL)      COMBINED
                                                           --------------   --------------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
 Loans and Segregated Assets ...........................      $285,614        $ 81,390        $367,004
 Securities   ..........................................       100,844          39,178         140,022
                                                              --------        --------        --------
   Total Interest Income  ..............................       386,458         120,568         507,026
INTEREST EXPENSE:
 Interest on Deposits  .................................       173,934          55,289         229,223
 Interest on Borrowings   ..............................        43,487          12,198          55,685
                                                              --------        --------        --------
   Total Interest Expense ..............................       217,421          67,487         284,908
   Net Interest Income .................................       169,037          53,081         222,118
Provision for Loan Losses ..............................         9,788           3,266          13,054
                                                              --------        --------        --------
 Net Interest Income After Provision for Loan Losses....       159,249          49,815         209,064
NONINTEREST INCOME:
 Fees and Service Charges ..............................        22,242           3,818          26,060
 Gain (Loss) on Sale of Loans and Loan Servicing,
   Net  ................................................           737          (1,442)           (705)
 Gain (Loss) on Sale of Securities, Net  ...............         4,133            (463)          3,670
 Non-recurring Gain on Sale of Deposits  ...............            --          15,904          15,904
 Other Noninterest Income ..............................         5,067           2,013           7,080
                                                              --------        --------        --------
    Total Noninterest Income ...........................        32,179          19,830          52,009
                                                              --------        --------        --------
NONINTEREST EXPENSES:
 Salaries and Employee Benefits ........................        60,702          16,974          77,676
 Occupancy Expense of Premises  ........................        12,337           3,056          15,393
 Furniture and Equipment Expenses  .....................        11,176           1,819          12,995
 Federal Deposit Insurance Premiums   ..................         1,577           1,789           3,366
 Foreclosed Property Expenses and Provisions, Net ......         3,507           1,651           5,158
 Intangible Amortization  ..............................         5,721           2,764           8,485
 Marketing Expenses ....................................         5,900           1,840           7,740
 Merger and Acquisition Expenses   .....................           500             746           1,246
 SAIF Assessment .......................................         4,730           4,652           9,382
 Other Operating Expenses ..............................        24,405           8,631          33,036
                                                              --------        --------        --------
 Total Noninterest Expenses  ...........................       130,555          43,922         174,477
                                                              --------        --------        --------
Income before Income Taxes   ...........................        60,873          25,723          86,596
Income Taxes  ..........................................        22,372          10,230          32,602
                                                              --------        --------        --------
NET INCOME .............................................        38,501          15,493          53,994
Preferred Stock Dividends ..............................         1,149              --           1,149
                                                              --------        --------        --------
Net Income Available to Common Shareholders ............      $ 37,352        $ 15,493        $ 52,845
                                                              ========        ========        ========
NET INCOME PER COMMON SHARE: (f)
 Primary   .............................................      $   2.77        $   2.44        $   2.81
                                                              ========        ========        ========
 Fully Diluted   .......................................      $   2.66        $   2.42        $   2.72
                                                              ========        ========        ========

     The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Merger.

      See accompanying notes to pro forma combined financial statements.

                    PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)





                                                             WEBSTER           EAGLE         PRO FORMA
                                                           (HISTORICAL)     (HISTORICAL)      COMBINED
                                                           --------------   --------------   ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
 Loans and Segregated Assets ...........................      $237,933        $ 82,712       $320,645
 Securities   ..........................................        94,989          24,018        119,007
                                                              --------        --------       --------
   Total Interest Income  ..............................       332,922         106,730        439,652
INTEREST EXPENSE:
 Interest on Deposits  .................................       157,631          46,333        203,964
 Interest on Borrowings   ..............................        39,960           7,082         47,042
                                                              --------        --------       --------
   Total Interest Expense ..............................       197,591          53,415        251,006
   Net Interest Income .................................       135,331          53,315        188,646
Provision for Loan Losses ..............................         5,726           4,138          9,864
                                                              --------        --------       --------
 Net Interest Income After Provision for Loan Losses....       129,605          49,177        178,782
NONINTEREST INCOME:
 Fees and Service Charges ..............................        17,775           3,448         21,223
 Gain on Sale of Loans and Loan Servicing, Net .........         4,644             247          4,891
 Gain (Loss) on Sale of Securities, Net  ...............           532             (30)           502
 Other Noninterest Income ..............................         4,951           1,749          6,700
                                                              --------        --------       --------
   Total Noninterest Income  ...........................        27,902           5,414         33,316
                                                              --------        --------       --------
NONINTEREST EXPENSES:
 Salaries and Employee Benefits ........................        52,725          15,567         68,292
 Occupancy Expense of Premises  ........................         9,132           2,504         11,636
 Furniture and Equipment Expenses  .....................         8,255           1,606          9,861
 Federal Deposit Insurance Premiums   ..................         5,888           2,767          8,655
 Foreclosed Property Expenses and Provisions, Net ......         6,254           1,381          7,635
 Intangible Amortization  ..............................         1,826           1,914          3,740
 Marketing Expenses ....................................         4,829           1,171          6,000
 Merger and Acquisition Expenses   .....................         4,271              --          4,271
 Bank Subsidiary Name Change ...........................         2,100              --          2,100
 Other Operating Expenses ..............................        17,456           7,217         24,673
                                                              --------        --------       --------
   Total Noninterest Expense ...........................       112,736          34,127        146,863
                                                              --------        --------       --------
Income before Income Taxes   ...........................        44,771          20,464         65,235
Income Taxes  ..........................................        15,450           8,418         23,868
                                                              --------        --------       --------
NET INCOME                                                      29,321          12,046         41,367
Preferred Stock Dividends ..............................         1,296              --          1,296
                                                              --------        --------       --------
Net Income Available to Common Shareholders ............      $ 28,025        $ 12,046       $ 40,071
                                                              ========        ========       ========
NET INCOME PER COMMON SHARE: (f)
 Primary   .............................................      $   2.30        $   1.94       $   2.30
                                                              ========        ========       ========
 Fully Diluted   .......................................      $   2.22        $   1.92       $   2.24
                                                              ========        ========       ========

     The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Merger.

       See accompanying notes to pro forma combined financial statements.

                    PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                                             WEBSTER           EAGLE         PRO FORMA
                                                           (HISTORICAL)     (HISTORICAL)      COMBINED
                                                           --------------   --------------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
 Loans and Segregated Assets ...........................     $212,747          $65,456        $278,203
 Securities   ..........................................       80,417           11,950          92,367
                                                             --------          -------        --------
   Total Interest Income  ..............................      293,164           77,406         370,570
INTEREST EXPENSE:
 Interest on Deposits  .................................      122,658           33,856         156,514
 Interest on Borrowings   ..............................       29,894            2,062          31,956
                                                             --------          -------        --------
   Total Interest Expense ..............................      152,552           35,918         188,470
   Net Interest Income .................................      140,612           41,488         182,100
Provision for Loan Losses ..............................        5,609            1,540           7,149
                                                             --------          -------        --------
 Net Interest Income After Provision for Loan Losses....       135,003           39,948         174,951
NONINTEREST INCOME:
 Fees and Service Charges ..............................       14,625            2,591          17,216
 Gain (Loss) on Sale of Loans and Loan Servicing,
   Net  ................................................          (16)             155             139
 Gain (Loss) on Sale of Securities, Net  ...............       (1,050)              25          (1,025)
 Other Noninterest Income ..............................        3,908            1,140           5,048
                                                             --------          -------        --------
   Total Noninterest Income  ...........................       17,467            3,911          21,378
                                                             --------          -------        --------
NONINTEREST EXPENSES:
 Salaries and Employee Benefits ........................       48,631           13,080          61,711
 Occupancy Expense of Premises  ........................        8,634            1,997          10,631
 Furniture and Equipment Expenses  .....................        7,722            1,107           8,829
 Federal Deposit Insurance Premiums   ..................        9,208            2,094          11,302
 Foreclosed Property Expenses and Provisions, Net.......       10,106            2,007          12,113
 Intangible Amortization  ..............................        2,144              956           3,100
 Marketing Expenses ....................................        3,607              757           4,364
 Merger and Acquisition Expenses   .....................          700               --             700
 Core Deposit Intangible Write-down   ..................        5,000               --           5,000
 Other Operating Expenses ..............................       17,547            5,663          23,210
                                                             --------          -------        --------
   Total Noninterest Expenses   ........................      113,299           27,661         140,960
                                                             --------          -------        --------
Income before Income Taxes   ...........................       39,171           16,198          55,369
Income Taxes  ..........................................       11,211            6,747          17,958
                                                             --------          -------        --------
Net Income before Cumulative Change:                           27,960            9,451          37,411
Cumulative Change   ....................................           --               97              97
NET INCOME .............................................       27,960            9,548          37,508
Preferred Stock Dividends ..............................        1,716               --           1,716
                                                             --------          -------        --------
Net Income Available to Common Shareholders ............     $ 26,244          $ 9,548        $ 35,792
                                                             ========          =======        ========
NET INCOME PER COMMON SHARE: (f)
 Primary   .............................................     $   2.28          $  1.84        $   2.25
                                                             ========          =======        ========
 Fully Diluted   .......................................     $   2.17          $  1.83        $   2.17
                                                             ========          =======        ========

     The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that Webster anticipates may occur in the future due to the Merger.


       See accompanying notes to pro forma combined financial statements.

               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

     (a) Represents the conversion to treasury stock and subsequent retirement of Eagle Common Stock owned by Webster.

     (b) Represents the reversal of the tax effect of the gain on Eagle Common Stock currently owned by Webster.

     (c) Represents the estimated merger costs that will be incurred by Webster and Eagle. These costs are not reflected in the Pro Forma Combined Statements of Income since these items do not have a continuing impact upon Webster. The following table summarizes the financial impact of the additional accruals as reflected in the Pro Forma Combined Statement of Financial Condition (in thousands):


      Credit Related:
        Additions to allowances for loan losses   ...............    $  1,500
      Merger-Related Costs:
        Compensation (severance and related costs)   ............       8,900
        Writedown of fixed assets in preparation for sale  ......       1,200
        Transaction costs (including investment bankers, attor-
         neys and accountants) ..................................       3,700
        Conversion and miscellaneous expenses  ..................       3,600
                                                                     --------
        Total Merger-Related costs ..............................      17,400
                                                                     --------
        Total pre-tax adjustments  ..............................    $ 18,900
        Income tax effect .......................................      (5,700)
                                                                     --------
        Net after-tax adjustments  ..............................    $ 13,200
                                                                     --------

     The above estimated Merger-Related costs that will be incurred by Webster and Eagle include only those expenses that are estimated to be incurred as a result of the Merger. Compensation costs include estimated severance to Eagle employees and other related expenses as a result of merging administrative staff and consolidating overlapping branch locations. The writedown of fixed assets represents the estimated loss on the sale of fixed assets due to consolidation of overlapping branch locations.

     (d) Represents the issuance of Webster Common Stock at the aggregate $0.01 per share par value and the elimination of shares of Eagle treasury stock and the net effect on Paid in Capital.

     (e)    Represents    the    retirement    of   50,000   shares   of   Eagle
Corporation-Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust owned by Webster.

     (f) Pro forma combined Webster and Eagle Net Income per Common Share data have been determined based upon (i) the combined historical net income of Webster and Eagle and (ii) the combined historical weighted average common equivalent shares of Webster and Eagle. For the purposes of this determination, the historical weighted average common shares outstanding of Eagle was multiplied by 0.84, the Exchange Ratio. See "THE MERGER -- Exchange Ratio."

                     AMENDMENT TO THE WEBSTER CERTIFICATE

     Webster Stockholders will also vote on the Certificate Amendment at the Webster Special Meeting. Approval of the Certificate Amendment by Webster Stockholders is not a condition to Webster's or to Eagle's obligation to consummate the Merger.

     Currently, the Webster Certificate authorizes the issuance of a total of 30,000,000 shares of Webster Common Stock. Of such authorized shares, 13,662,299 shares were outstanding as of February 11, 1998. If the Merger Agreement and the Merger are approved and consummated, approximately 5,880,000 shares of Webster Common Stock will be issued in connection with the Merger. Giving effect to the foregoing, approximately 10,457,701 shares of Webster Common Stock would be available for other corporate purposes immediately after consummation of the
Merger. If approved, the Certificate Amendment would amend the Webster Certificate to increase the number of shares of Webster Common Stock authorized for issuance thereunder from 30,000,000 to 50,000,000. The additional shares of Webster Common Stock authorized pursuant to the Certificate Amendment (the
"Additional Shares") and not otherwise reserved could be issued at the discretion of the Webster Board without further action by Webster Stockholders (except as required by applicable law, regulation or rule, including applicable rules of Nasdaq or other securities exchange or market on which the shares of Webster Common Stock may then be listed or authorized for quotation) in connection with acquisitions, efforts to raise additional capital and for other corporate purposes. The issuance of shares of Webster Common Stock, including the Additional Shares, may in certain situations dilute the present equity ownership position of current Webster Stockholders. Shares of Webster Common Stock will be issued only upon a determination by the Webster Board that such proposed issuance is in the best interests of Webster.

     As of the date of this Joint Proxy Statement-Prospectus, Webster has no plans or commitments that would involve the issuance of the Additional Shares. The increase in the authorized shares of Webster Common Stock will allow the Webster Board to consider and, if in the best interest of Webster Stockholders, take advantage of other merger or acquisition possibilities. As part of its business strategy, Webster continually considers potential strategic business combinations, and it is the policy of Webster not to comment on such matters publicly until a definitive agreement with respect thereto has been reached. In addition, the discretion vested in the Webster Board to authorize the issuance and sale of authorized but unissued shares of Webster Common Stock could, under some circumstances, be used to discourage certain potential business combinations that some Webster Stockholders may believe to be in the best interests of Webster Stockholders and make more difficult management changes that may occur if a potential business combination were successful, although Webster has no current intention to issue shares of Webster Common Stock for such purpose.

     If the Certificate Amendment is approved, the first sentence of the first paragraph of Article 4 of the Webster Certificate would read in its entirety as follows:

     The total number of shares of all classes of the capital stock which the Corporation has authority to issue is fifty-three million (53,000,000), of which fifty million (50,000,000) shall be common stock, par value $.01 per share, amounting in the aggregate to five hundred thousand dollars ($500,000), and three million (3,000,000) shall be serial preferred stock, par value $.01 per share, amounting in the aggregate to thirty thousand dollars ($30,000).

     THE WEBSTER BOARD RECOMMENDS THAT WEBSTER STOCKHOLDERS VOTE "FOR" THE CERTIFICATE AMENDMENT. The affirmative vote of the holders of a majority of the shares of Webster Common Stock entitled to vote on this matter as of the Record Date is required to approve the Certificate Amendment.

                   [Letterhead of Merrill Lynch & Co., Inc.]

                                                                      APPENDIX A



                                                               February 11, 1998


Board of Directors
Webster Financial Corporation
Webster Plaza, 145 Bank Street
Waterbury, CT 06720


Members of the Board:

     We understand that Webster Financial Corporation ("Webster") and Eagle Financial Corporation ("Eagle") have entered into an Agreement and Plan of Merger (the "Agreement") dated October 26, 1997 pursuant to which Eagle is to be merged with and into Webster in a transaction (the "Merger") in which each outstanding share of Eagle's common stock, par value $0.01 per share (the "Eagle Shares"), will be converted into the right to receive 0.84 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of Webster (the "Webster Shares"), all as set forth more fully in the Agreement. In connection with the Merger the parties have entered into a stock option agreement, dated October 26, 1997 (the "Option Agreement") pursuant to which Eagle has granted to Webster an option to acquire, under certain circumstances, 19.9% of outstanding Eagle Shares, all as set forth more fully in the Option Agreement.

     You have asked us whether, in our opinion, the Exchange Ratio is fair to Webster from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to Webster and Eagle that we deemed to be relevant;

          (2) Reviewed certain information, including financial forecasts, relating to the respective businesses, earnings, assets, liabilities and prospects of Webster and Eagle furnished to us by senior management of Webster and Eagle as well as the amount and timing of the cost savings and related expenses expected to result from the Merger furnished to us by senior management of Webster and Eagle (the "Expected Synergies");

          (3) Conducted discussions with members of senior management of Webster and Eagle concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

          (4) Reviewed the market prices and valuation multiples for the Webster Shares and the Eagle Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

          (5) Reviewed the respective financial condition and results of operation of Webster and Eagle and compared them with those of certain publicly traded companies which we deemed to be relevant;

          (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions which we deemed to be relevant;

          (7) Participated in certain discussions and negotiations among representatives of Webster and Eagle and their financial and legal advisors;

          (8)       Reviewed the potential pro forma impact of the Merger;

          (9) Reviewed a draft of the Agreement and Plan of Merger and the Option Agreement; and

          (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary under the circumstances, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Webster or Eagle or been furnished with any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of the allowance for loan losses of Webster or Eagle, nor reviewed any individual credit files relating to Webster or Eagle, and, as a result, we have assumed that the aggregate allowance for loan losses for each of Webster and Eagle is adequate to cover their respective losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Webster or Eagle. With respect to the financial forecast information and information on the Expected Synergies furnished to or discussed with us by Webster or Eagle, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the senior management of Webster and Eagle as to the expected future financial performance of Webster, Eagle, or the combined entity, as the case may be. We have further assumed that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.


     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the Merger, including the Expected Synergies.

     We have been retained by the Board of Directors of Webster to act as financial advisor to Webster in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, Webster has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past two years provided financial advisory, investment banking and other services to Webster and received customary fees for the rendering of such services. In the ordinary course of our securities business, we also may actively trade debt and/or equity securities of Webster and Eagle and their respective affiliates for our own account and the accounts of our customers, and we therefore may from time to time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of Webster. Our opinion does not address the merits of the underlying decision by Webster to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

     We are not expressing any opinion herein as to the prices at which Webster Shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair to Webster from a financial point of view.


                                        Very truly yours,



                                        /s/MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                  INCORPORATED

                                                                      APPENDIX B
----------

February 11, 1998


Board of Directors
Eagle Financial Corp.
222 Main Street
Bristol, CT 06010


Gentlemen:

     Eagle Financial Corp. ("Eagle") and Webster Financial Corporation ("Webster") have entered into an Agreement and Plan of Merger, dated as of October 26, 1997 (the "Agreement"), pursuant to which Eagle will be merged with and into Webster (the "Merger"). Upon consummation of the Merger, each share of Eagle common stock, par value $.01 per share, issued and outstanding immediately prior to the Merger (together with the rights attached thereto issued pursuant to the Rights Agreement dated as of October 22, 1996 between Eagle and The First National Bank of Boston, as Rights Agent, the "Eagle Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive 0.84 shares (the "Exchange Ratio") of Webster common stock, par value $.01 per share (together with the rights attached thereto to be issued pursuant to the Rights Agreement dated as of February 5, 1996 between Webster and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Eagle Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stock Option Agreement, dated as of October 26, 1997, by and between Eagle and Webster; (iii) Eagle's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its Annual Report on Form 10-K for the years ended September 30, 1996 and 1997, respectively; (iv) Webster's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its Annual Report on Form 10-K for the year ended December 31, 1996; (v) Eagle's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended December 31, 1996 and March 31, and June 30, 1997, respectively; (vi) Webster's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997, respectively; (vii) summary financial information contained in Eagle's press release dated January 23, 1998 concerning Eagle's financial condition and results of operations for the three months ended December 31, 1997; (viii) summary financial information contained in Webster's press release dated January 20, 1998 concerning Webster's financial condition and results of operations for the three months and year ended December 31, 1997; (ix) certain financial analyses and forecasts of Eagle prepared by and reviewed with management of Eagle and the views of senior management of Eagle regarding
Eagle's past and current business operations, results thereof, financial condition and future prospects; (x) certain financial analyses and forecasts of Webster prepared by and reviewed with management of Webster and the views of senior management of Webster regarding Webster's past and current business operations, results thereof, financial condition and future prospects; (xi) the pro forma impact of the Merger; (xii) the publicly reported historical price and trading activity for Webster's and Eagle's common stock, including a comparison of certain financial and stock market information for Webster and Eagle with similar publicly available information for certain other companies the securities of which are publicly traded; (xiii) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (xiv) the current market environment generally and the banking environment in particular; and (xv) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

     In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability therefor. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of Eagle or Webster or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of Eagle and Webster). With respect to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Eagle and Webster and that such performances will be achieved. We have also assumed that there has been no material change in Eagle's or Webster's assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above. We have assumed that Eagle and Webster will remain as going concerns for all periods relevant to our analyses, that the Merger will be accounted for as a pooling of interests and that the conditions precedent in the Agreement are not waived.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Webster common stock will be when issued to Eagle's shareholders pursuant to the Agreement or the prices at which Eagle's or Webster's common stock will trade at any time.

     We have acted as Eagle's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for Eagle and have received compensation for such services.

     In the ordinary course of our business, we may actively trade the debt and equity securities of Eagle and Webster for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of Eagle in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of Eagle as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an exhibit to the Joint Proxy Statement/Prospectus of Eagle and Webster dated the date hereof.

     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of Eagle Shares.


                                        Very truly yours,


                                        /s/Sandler O'Neill & Partners, L.P.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the DGCL permits a corporation's certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that the relevant provision does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or approval of an unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. The Webster Certificate provides that no director shall be personally liable to Webster or the Webster Stockholders for monetary damages for breach of fiduciary duty as a director subject to the limitations of DGCL Section 102(b)(7). See "COMPARISON OF SHAREHOLDER RIGHTS -- Limitation on Liability and Indemnification of Directors."

     Section 145(a) of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such a capacity with another business entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.


     Section 145(b) permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person acted in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim or issue as to which such person shall have been adjudged liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or such other court deems proper.

     Section 145(c) provides that a corporation must indemnify a director or officer of a corporation who has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and
(b) of Section 145 or in defense of any claim, issue or matter therein against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Section 145(e) permits a corporation to pay expenses (including attorneys' fees) incurred by an officer or director in defending any proceeding in advance of the final disposition of such matter upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to indemnity. The indemnification provided for by Section 145 is not exclusive of any other rights to which the indemnified party may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Webster Bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster substantially under the circumstances and subject to the standards described in DGCL Section 145. Determining the propriety of indemnification rests with (i) the Webster Board by a majority of a quorum of directors who were not parties to the action, (ii) if no such quorum exists, or at the option of such a quorum, by independent legal counsel, (iii) Webster Stockholders or (iv) any court of competent jurisdiction within the State of Delaware; provided, however, that, to the extent that such a person was successful on the merits or otherwise, the Webster Bylaws provide that he or she will be indemnified against expenses, without the necessity of such a determination. See "COMPARISON OF SHAREHOLDER RIGHTS -- Limitation on Liability and Indemnification of Directors."


     Section 145(g) of the DGCL provides that a corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the corporation or was or is serving in such a capacity at the request of the corporation with another business entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145. Webster has in effect a liability insurance policy covering its directors and officers against certain damages and expenses resulting from certain claims made against them caused by their negligent act, error or omission. See "COMPARISON OF SHAREHOLDER RIGHTS -- Limitation on Liability and Indemnification of Directors."

     The foregoing is only a general summary of certain aspects of Delaware law and the provisions of the Webster Certificate and Bylaws dealing with indemnification of directors and officers and does not purport to completely describe such law and such provisions. It is qualified in its entirety by reference to the relevant statutes (included as Exhibit 99.4 hereto and incorporated herein by reference), which contain detailed provisions regarding indemnification and to the Webster Certificate and Bylaws, which are incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     The following exhibits are filed herewith or incorporated herein by reference.


 EXHIBIT
 NUMBER                                DESCRIPTION
--------- ----------------------------------------------------------------------

 2.1 -- Agreement and Plan of Merger, by and between Webster Financial Corporation and Eagle Financial Corp., dated as of October 26, 1997, incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated October 26, 1997.

 3.1 -- Restated Certificate of Incorporation of Webster Financial Corporation, incorporated herein by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

 3.2 -- Bylaws of Webster Financial Corporation, incorporated herein by reference to Exhibit 3.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

 4.1 -- Rights Agreement, dated February 5, 1996, as amended, by and between Webster Financial Corporation and American Stock Transfer and Trust Company, incorporated herein by reference to Exhibit 1 to Webster Financial Corporation's Current Report on Form 8-K dated February 5, 1996, and Webster Financial Corporation's Current Report on Form 8-K dated November 4, 1996.

 5.1 -- Opinion of Wachtell, Lipton, Rosen & Katz (with respect to the validity of the common stock to be issued hereunder).

 8.1 -- Opinion of Wachtell, Lipton, Rosen & Katz (with respect to certain tax matters).

23.1 --   Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

23.2 --   Consent of Sandler O'Neill & Partners L.P.

23.3 -- Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1 to this Registration Statement).

23.4 -- Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1 to this Registration Statement).

23.5 -- Consent of KPMG Peat Marwick LLP (with respect to Webster Financial Corporation).

23.6 --   Consent of KPMG Peat  Marwick  LLP (with  respect  to Eagle  Financial
          Corp.).

24.1 --   Power of Attorney (set forth on the signature pages hereto).

99.1 -- Stock Option Agreement, dated as of October 26, 1997, by and between Webster Financial Corporation and Eagle Financial Corp., incorporated herein by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K dated October 26, 1997.

99.2 -- Form of Proxy for Special Meeting of Stockholders of Webster Financial Corporation.

99.3 --   Form of Proxy for Special  Meeting of  Stockholders of Eagle Financial
          Corp.

99.4 - Provisions of Delaware law regarding indemnification of directors and officers.


ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (c) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.


     (d) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Sections 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Waterbury, Connecticut, on February 11, 1998.

                                        WEBSTER FINANCIAL CORPORATION
                                        (Registrant)

                                        By  /s/ JAMES C. SMITH
                                           ----------------------------
                                               James C. Smith
                                           Chairman  and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints James C. Smith and John V. Brennan, and each and either of them, such individual's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments thereto, and to file the same with the Securities and Exchange Commission, with all exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated on the 11th day of February, 1998.



              NAME                                 TITLE
--------------------------------   --------------------------------------
         /S/ JAMES C. SMITH                  Chairman and Chief
  ----------------------------               Executive Officer
            James C. Smith             (Principal Executive Officer)

        /S/ JOHN V. BRENNAN              Executive Vice President,
  ----------------------------      Chief Financial Officer and Treasurer
           John V. Brennan             (Principal Financial Officer)

      /S/ ACHILLE A. APICELLA                     Director
  ----------------------------
         Achille A. Apicella

         /S/ JOEL S. BECKER                       Director
  ----------------------------
            Joel S. Becker

  /S/ O. JOSEPH BIZZOZERO, JR.                    Director
  ----------------------------
      O. Joseph Bizzozero, Jr.

        /S/ JOHN J. CRAWFORD                      Director
  ----------------------------
           John J. Crawford

    /S/  HARRY P. DIADAMO, JR.                    Director
  ----------------------------
        Harry P. DiAdamo, Jr.

             NAME                  TITLE
------------------------------   ---------
  /S/ ROBERT A. FINKENZELLER      Director
 ----------------------------
      Robert A. Finkenzeller

      /S/ WALTER R. GRIFFIN       Director
 ----------------------------
         Walter R. Griffin

      /S/ J. GREGORY HICKEY       Director
 ----------------------------
           Gregory Hickey

      /S/ C. MICHAEL JACOBI       Director
 ----------------------------
         C. Michael Jacobi

    /S/ MARGUERITE F. WAITE       Director
 ----------------------------
        Marguerite F. Waite

                               INDEX TO EXHIBITS



 EXHIBIT
 NUMBER                                DESCRIPTION
--------- ----------------------------------------------------------------------

 2.1 -- Agreement and Plan of Merger, by and between Webster Financial Corporation and Eagle Financial Corp., dated as of October 26, 1997, incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated October 26, 1997.

 3.1 -- Restated Certificate of Incorporation of Webster Financial Corporation, incorporated herein by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

 3.2 -- Bylaws of Webster Financial Corporation, incorporated herein by reference to Exhibit 3.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

 4.1 -- Rights Agreement, dated February 5, 1996, as amended, by and between Webster Financial Corporation and American Stock Transfer and Trust Company, incorporated herein by reference to Exhibit 1 to Webster Financial Corporation's Current Report on Form 8-K dated February 5, 1996, and Webster Financial Corporation's Current Report on Form 8-K dated November 4, 1996.

 5.1 -- Opinion of Wachtell, Lipton, Rosen & Katz (with respect to the validity of the common stock to be issued thereunder).

 8.1 -- Opinion of Wachtell, Lipton, Rosen & Katz (with respect to certain tax matters).

23.1 --   Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

23.2 --   Consent of Sandler O'Neill & Partners L.P.

23.3 -- Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1 to this Registration Statement).

23.4 -- Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1 to this Registration Statement).

23.5 -- Consent of KPMG Peat Marwick LLP (with respect to Webster Financial Corporation).

23.6 --   Consent of KPMG Peat  Marwick  LLP (with  respect  to Eagle  Financial
          Corp.).

24.1 --   Power of Attorney (set forth on the signature pages hereto).

99.1 -- Stock Option Agreement, dated as of October 26, 1997, by and between Webster Financial Corporation and Eagle Financial Corp., incorporated herein by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K dated October 26, 1997.

99.2 -- Form of Proxy for Special Meeting of Stockholders of Webster Financial Corporation.

99.3 --   Form of Proxy for Special  Meeting of  Stockholders of Eagle Financial
          Corp.

99.4 - Provisions of Delaware law regarding indemnification of directors and officers.